Exhibit 99.5
Stock Code : 9896MINISO Group Holding Limited (A company incorporated in the Cayman Islands with limited liability)ANNUAL REPORT2022

Company information 2Key highlights 3Business review and outlook 5Management discussion and analysis 14Directors’ report 21Directors and senior management 28Corporate governance report 32Other information 45Independent auditor’s report 52Consolidated statement of profit or loss 57Consolidated statement of profit or loss and other comprehensive income 58Consolidated statement of financial position 59Consolidated statement of changes in equity 61Consolidated statement of cash flows 63Notes to the consolidated financial statements 65Four Year Financial Summary 159Definitions 160Contents

2 MINISO • ANNUAL REPORT 2022

Company Information

DIRECTORS

Executive Directors

Mr. YE Guofu (葉國富)
(Chairman and Chief Executive Officer)
Mr. LI Minxin (李敏信)
Mr. ZHANG Saiyin (張賽音)

Independent Non-Executive Directors

Ms. XU Lili (徐黎黎)
Mr. ZHU Yonghua (朱擁華)
Mr. WANG Yongping (王永平)

AUDIT COMMITTEE

Ms. XU Lili (徐黎黎) *(Chairperson)*
Mr. ZHU Yonghua (朱擁華)
Mr. WANG Yongping (王永平)

COMPENSATION COMMITTEE

Mr. ZHU Yonghua (朱擁華) *(Chairperson)*
Ms. XU Lili (徐黎黎)
Mr. WANG Yongping (王永平)
Mr. YE Guofu (葉國富)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. WANG Yongping (王永平) *(Chairperson)*
Ms. XU Lili (徐黎黎)
Mr. ZHU Yonghua (朱擁華)
Mr. YE Guofu (葉國富)

JOINT COMPANY SECRETARIES

Mr. ZHANG Jingjing (張靖京)
Ms. WONG Hoi Ting (黃凱婷)

AUTHORISED REPRESENTATIVES

Mr. ZHANG Saiyin (張賽音)
Ms. WONG Hoi Ting (黃凱婷)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

8/F, M Plaza
No. 109, Pazhou Avenue
Haizhu District, Guangzhou 510000
Guangdong Province
China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

31/F, Tower Two, Times Square
1 Matheson Street
Causeway Bay
Hong Kong

REGISTERED OFFICE

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANK

Citibank N.A., Hong Kong Branch
50/F, Champion Tower
3 Garden Road
Central
Hong Kong

STOCK CODE

9896

COMPANY WEBSITE

https://ir.miniso.com

Key Highlights 3 ANNUAL REPORT 2022 • MINISO For the Fiscal Year Ended June 30,20212022Change (%)(RMB in thousands, except percentages and per share data)Revenue9,071,65910,085,64911.2%Gross profit2,430,6863,069,76126.3%Operating profit401,035882,027119.9%(Loss)/profit before taxation(1,216,192)906,813N/A(Loss)/profit for the year(1,429,447)639,743N/A(Loss)/profit for the year attributable to:– Equity shareholders of the Company(1,415,010)638,170N/A– Non-controlling interests(14,437)1,573N/A(Loss)/earnings per share– Basic (RMB)(1.18)0.53N/A– Diluted (RMB)(1.18)0.52N/AAdjusted net profit, a non-IFRS measure477,159722,57851.4%Adjusted net earnings per share, a non-IFRS measure– Basic (RMB)0.420.6042.9%– Diluted (RMB)0.420.5940.5% Non-IFRS Financial MeasuresIn evaluating our business, we consider and use non-IFRS measures, such as adjusted net profit and adjusted basic and diluted net earnings per share, as a supplemental measure to review and assess our operating performance. The presentation of the non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define adjusted net profit, a non-IFRS measure, as profit/(loss) excluding (i) fair value changes of redeemable shares with other preferential rights, and (ii) equity-settled share-based payment expenses. We define adjusted basic net earnings per share, a non-IFRS measure, as dividing the adjusted net profit attributable to the equity shareholders of the Company by the weighted-average number of ordinary shares outstanding. We define adjusted diluted net earnings per share, a non-IFRS measure, as dividing the adjusted net profit attributable to the equity shareholders of the Company by the weighted average number of ordinary shares outstanding assuming conversion of all potential dilutive ordinary shares.We present the non-IFRS measures because they are used by our management to evaluate our operating performance and formulate business plans. The non-IFRS measures enable our management to assess our operating results without considering the impacts of the aforementioned non-cash and other adjustment items. Accordingly, we believe that the use of the non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board.

4 MINISO • ANNUAL REPORT 2022 Key Highlights The non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. The non-IFRS financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net profit, a non-IFRS measure, is that it does not reflect all items of income and expense that affect our operations. Further, the non-IFRS measures may differ from similar non-IFRS measures used by other companies, including peer companies, and therefore its comparability may be limited.The non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit/(loss), basic and diluted earnings per share or any other measure of performance. Investors are encouraged to review our historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.The following table reconciles our adjusted net profit, a non-IFRS measure, for the fiscal years ended June 30, 2021 and 2022 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is (loss)/profit for the year. For the Fiscal Year Ended June 30,20212022(RMB in thousands)(Loss)/profit for the year(1,429,447)639,743Add back:Fair value changes of redeemable shares with other preferential rights1,625,287Equity-settled share-based payment expenses281,31982,835 Adjusted net profit, a non-IFRS measure477,159722,578

ANNUAL REPORT 2022 • MINISO 5

Business Review and Outlook

BUSINESS REVIEW FOR THE REPORTING PERIOD

We are a global value retailer offering a variety of design-led lifestyle products. Within nine years since we opened our first store in China in 2013, we have successfully incubated two brands – MINISO and TOP TOY. We have built our flagship brand "MINISO" as a globally recognized retail brand and established a store network worldwide. Our flagship brand "MINISO" offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products' trendiness, creativeness, high quality and affordability.

For the fiscal year ended June 30, 2022, the aggregate GMV of products sold through our MINISO store network reached approximately RMB18.4 billion. TOP TOY brand achieved a GMV of RMB595.6 million in the same fiscal year in multi-channels.

Brands and Products

In the fiscal year ended June 30, 2022, we launched an average of over 550 SKUs under the "MINISO" brand per month, and we offered consumers a wide selection of over 9,000 core SKUs, the vast majority of which are under the "MINISO" brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts.

Under the TOP TOY brand, we offered around 3,800 SKUs as of June 30, 2022 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

As of June 30, 2022, we have established co-branding relationships with IP licensors owning 75 popular brands. We also co-developed new IPs with talented independent artists into popular IP products. As of June 30, 2022, we had co-developed 190 IP products under our TOP TOY brand with 14 IP licensors.

Store Network

As of June 30, 2022, we served consumers primarily through a network of about 5,200 MINISO stores, including over 3,200 MINISO stores in China and approximately 2,000 MINISO stores overseas. The following table shows the number of MINISO stores in China and overseas as of the dates presented:

	As of June 30,	
	2021	**2022**
Number of MINISO stores		
China	2,939	**3,226**
Directly operated stores	5	**14**
Stores operated under MINISO Retail Partner model	2,919	**3,195**
Stores operated under distributor model	15	**17**
Overseas	1,810	**1,973**
Directly operated stores	127	**133**
Stores operated under MINISO Retail Partner model	195	**208**
Stores operated under distributor model	1,488	**1,632**
Total	4,749	**5,199**

6 MINISO • ANNUAL REPORT 2022

Business Review and Outlook

We have also expanded our TOP TOY store network in China. As of June 30, 2022, we had a total of 97 TOP TOY stores, all of which were located in China. We also had a small number of roboshops selling our TOP TOY products as of June 30, 2022.

	As of June 30,	
	2021	2022
Number of TOP TOY stores		
Directly operated stores	2	**7**
Stores operated under MINISO Retail Partner model	31	**90**
Total	33	**97**

Store Operations in China

As of June 30, 2022, apart from 14 directly operated MINISO stores and 7 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in China were operated under our MINISO Retail Partner model. The following table shows the aggregate numbers of MINISO stores in China for the periods indicated:

	As of June 30,	
	2021	2022
Directly operated stores		
Number of stores at the beginning of the period	7	**5**
Number of new stores opened during the period	–	**13**
Number of closed stores during the period[(1)]	2	**4**
Net (decrease) increase in number of stores during the period	(2)	**9**
Number of stores at the end of the period	5	**14**
Stores operated under MINISO Retail Partner model		
Number of stores at the beginning of the period	2,513	**2,919**
Number of new stores opened during the period	639	**477**
Number of closed stores during the period[(1)]	233	**201**
Net increase in number of stores during the period	406	**276**
Number of stores at the end of the period	2,919	**3,195**
Stores operated under distributor model		
Number of stores at the beginning of the period	13	**15**
Number of new stores opened during the period	6	**3**
Number of closed stores during the period[(1)]	4	**1**
Net increase in number of stores during the period	2	**2**
Number of stores at the end of the period	15	**17**

Note:

(1) The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

ANNUAL REPORT 2022 • MINISO 7

Business Review and Outlook

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers for the periods indicated:

	As of June 30,	
	2021	**2022**
Number of MINISO stores in China		
First-tier cities	482	**466**
Second-tier cities	1,320	**1,377**
Third- or lower-tier cities	1,137	**1,383**
Total	2,939	**3,226**

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2022, 469 of our 912 MINISO Retail Partners had invested in MINISO stores for over three years.

We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in China in the near future while also expanding into lower-tier cities. For expansion of our MINISO store network in China, our efforts will be focused on penetration into lower-tier cities as we have established a strong presence in more developed cities.

The following table shows the number of our MINISO Retail Partners in China for the periods indicated. We only had one distributor for the MINISO brand in Tibet in China during the fiscal year ended June 30, 2022. As of the date of this annual report, there has been no conversion of our collaboration partners in China from a MINISO Retail Partner to a distributor, or vice versa.

	As of June 30,	
	2021	**2022**
Number of MINISO Retail Partners at the beginning of the period(1)	742	**821**
Number of new MINISO Retail Partners during the period(2)	177	**186**
Number of terminated MINISO Retail Partners during the period(3)	98	**86**
Net increase in number of MINISO Retail Partners during the period(2)	79	**100**
Number of MINISO Retail Partners at the end of the period(1)	821	**921**

Notes:

(1) Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2) We added 177 and 186 new MINISO Retail Partners in the fiscal years ended June 30, 2021 and 2022, respectively. The increase in the number of new MINISO Retail Partners in the fiscal year ended June 30, 2022 was mainly due to our store expansion strategy into more lower-tier cities in China, which demands us to cooperate with many more long-tail MINISO Retail Partners with local resources for store expansion purposes.

(3) The number of terminated MINISO Retail Partners decreased to 86 in the fiscal year ended June 30, 2022 from 98 in the previous fiscal year, primarily due to a decrease in the number of closed stores in China and hence a corresponding decrease in the number of terminated long-tail MINISO Retail Partners.

8 MINISO • ANNUAL REPORT 2022

Business Review and Outlook

Our TOP TOY stores are operated under the MINISO Retail Partner Model as well. Among the MINISO Retail Partners shown in the table above, we had 6 and 9 MINISO Retail Partners operating TOP TOY stores as of June 30, 2021 and 2022, respectively.

Overseas Store Operations

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of June 30, 2022, in international markets, there were over 130 stores directly operated by us and over 1,800 MINISO Retail Partner stores and stores operated under the distributor model. As of the date of this annual report, to our knowledge, except for one distributor that is controlled by Mr. Ye, our chairman and chief executive officer, and another distributor which has a minority shareholding in one of our subsidiaries, all of our overseas MINISO Retail Partners and distributors are Independent Third Parties. For the fiscal year ended June 30, 2022, the respective transaction amount with these two distributors accounted for insignificant percentages of our total revenue. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	As of June 30,	
	2021	**2022**
Directly operated stores		
Number of stores at the beginning of the period	122	**127**
Number of new stores opened during the period	27	**26**
Number of closed stores during the period[(1)]	22	**20**
Net increase in number of stores during the period	5	**6**
Number of stores at the end of the period	127	**133**
Stores operated under MINISO Retail Partner model		
Number of stores at the beginning of the period	193	**195**
Number of new stores opened during the period	16	**18**
Number of closed stores during the period[(1)]	14	**5**
Net increase in number of stores during the period	2	**13**
Number of stores at the end of the period	195	**208**
Stores operated under distributor model		
Number of stores at the beginning of the period	1,374	**1,488**
Number of new stores opened during the period	254	**239**
Number of closed stores during the period[(1)]	140	**95**
Net increase in number of stores during the period	114	**144**
Number of stores at the end of the period	1,488	**1,632**

Note:

(1) The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

9 ANNUAL REPORT 2022 • MINISO Business Review and Outlook In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the periods indicated: For the fiscal year ended June 30,20212022Number of distributors at the beginning of the period(1)145170Number of new distributors during the period(2)3442Number of terminated distributors during the period(2)912Net increase in number of distributors during the period(3)2530Number of distributors at the end of the period(1)170200 Notes:(1) Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.(2) Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.(3) We had 25 and 30 additional distributors in the fiscal years ended June 30, 2021 and 2022, respectively. The increase in the number of additional distributors in the fiscal year ended June 30, 2022 was primarily due to the increase of the number of distributors in India.As of June 30, 2021 and 2022, we had 28 and 31 MINISO Retail Partners in overseas markets, respectively.

10 MINISO • ANNUAL REPORT 2022

Business Review and Outlook

Other Key Operating Data

The following tables set forth certain of our key operating data other than store numbers for the periods indicated:

	For the fiscal year ended June 30,	
	2021	2022
	(RMB in millions)	
MINISO stores in China[1]		
Total GMV	10,406	**10,400**
Annualized average revenue per MINISO store	2.5	**2.2**
Number of transactions (in millions)	305.7	**285.1**
Sales volume of SKUs (in millions)	904.0	**857.8**
Average spending per transaction (RMB)	34.0	**36.5**
Average selling price (RMB)	11.5	**12.1**
MINISO stores in overseas markets[1]		
Total GMV[2]	4,860	**6,414**
Asian countries excluding China[2]	2,221	**2,435**
Americas[2]	1,813	**2,717**
Europe	276	**562**
Others	550	**700**
Annualized average revenue per MINISO store[2]	1.0	**1.4**
Asian countries excluding China[2]	1.0	**1.1**
Americas[2]	1.2	**2.3**
Europe	1.2	**1.3**
Others	0.6	**0.5**

Notes:

(1) Annualized average revenue per MINISO store is annualized revenue calculated by dividing (a) revenue of MINISO brand by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

(2) Total GMV of MINISO stores in overseas markets increased from RMB4,860 million in the fiscal year ended June 30, 2021 to RMB6,414 million in the fiscal year ended June 30, 2022, mainly due to the recovery of international markets from the COVID-19 pandemic, especially in Asian countries excluding China and Americas, which were our largest and second largest overseas markets in terms of store count and GMV, respectively. A similar trend was seen in annualized average revenue per MINISO store.

Our TOP TOY stores started operating in December 2020 in China. For the fiscal years ended June 30, 2021, and 2022, (i) total GMV of TOP TOY offline stores was RMB86.3 million and RMB519.2 million, respectively, (ii) annualized average revenue per TOP TOY store was RMB6.0 million and RMB5.3 million, respectively, (iii) number of transactions of TOP TOY stores was 0.6 million and 4.1 million, respectively, (iv) sales volume of SKUs of TOP TOY stores was RMB1.2 million and RMB7.6 million, respectively, (v) average spending per transaction in TOP TOY stores was RMB136.3 and RMB126.2, respectively, and (vi) average selling price in TOP TOY stores was RMB70.5 and RMB68.6, respectively. Annualized average revenue per TOP TOY store is annualized revenue calculated by dividing (a) revenue of TOP TOY brand by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

ANNUAL REPORT 2022 • MINISO 11

Business Review and Outlook

The following table sets forth the GMV through online channels of MINISO brand in China for the periods indicated:

	As of June 30, 2021	As of June 30, 2022
	(RMB in millions)	
MINISO brand in China		
Total GMV through online channels[(1)]	739	**687**

Note:

(1) Excludes GMV through O2O platforms which is accounted for in GMV through offline channels.

The following table sets forth the average number of stores operated by MINISO Retail Partners and distributors as of the dates indicated:

	As of June 30, 2021	As of June 30, 2022
MINISO Retail Partners		
Average number of stores operated[(1)]	3.6	**3.6**
Distributors		
Average number of stores operated[(2)]	9.1	**8.5**

Notes:

(1) Average number of stores operated by MINISO Retail Partners is calculated by dividing the average number of stores operated under the MINISO Retail Partner model at the beginning and the end of the relevant period by the average of number of MINISO Retail Partners at the beginning and the end of the relevant period.

(2) Average number of stores operated by distributors is calculated by dividing the average number of stores operated under the distributor model at the beginning and the end of the relevant period by the average number of distributors at the beginning and the end of the relevant period.

12 MINISO • ANNUAL REPORT 2022 Business Review and Outlook RECENT DEVELOPMENTS AFTER THE REPORTING PERIODListing in Hong KongThe shares of the Company were successfully listed on the Main Board of the Hong Kong Stock Exchange on July 13, 2022. Upon the Listing, the Company unwound its weighted voting rights structure, and all the issued shares of the Company (including the Class B ordinary shares with super-voting rights) were converted and re-designated into ordinary shares which entitle holders to one vote for each Share.Impact of COVID-19 on Our Operations and Financial PerformanceThe resurgences of the Omicron variants of COVID-19 continued to impact the Company’s operations and results in the quarter ending September 30, 2022.In China, regional Omicron outbreaks resulted in reduced traffic to shopping malls where MINISO and TOP TOY stores are located and led to temporary suspension of operations of certain stores. The average numbers of MINISO stores that were temporarily closed were about 64 and 153 in July and August 2022, respectively. Compared with the average monthly GMV of the quarter ended June 30, 2022, our GMV in China increased by approximately 39.1% and 25.3% in July and August 2022, respectively. Going into September 2022, as a result of government restrictions in certain areas in China, the Company currently expects the impact of COVID-19 to persist, especially in first- and second-tier cities.We have also observed encouraging sales recovery in most of our overseas markets, for example, GMV from our distributor markets in July and August 2022, respectively, have surpassed the level in 2019 and represented a year-over-year growth of more than 30% compared to the same period of last year.BUSINESS OUTLOOKLooking forward to the 2023 fiscal year, we aim to further grow our business by pursuing the following strategies.Expand and Upgrade Our Store NetworkDuring the past several months, we have been closely monitoring the development of the pandemic in China and dynamically adjusting our store network expansion plan in China in order to reduce operational risks of MINISO Retail Partners. We intend to take a disciplined approach in store network expansion to capture opportunities in lower-tier cities in China primarily for our MINISO stores, and further penetrate into the cities we have covered. For TOP TOY, we plan to continue to focus our store expansion in first- and second-tier cities while exploring opportunities to further expand into lower-tier cities. We believe there is still large potential for market expansion in China, and the short-term negative impacts of the pandemic is not expected to change fundamentally the long-term prospects of our store expansion.In overseas markets, we have been accelerating our store network expansion during the past several quarters. We will continue to apply our flexible store operation models to further expand our store network based on local conditions in each market in fiscal year 2023. Moreover, we will continue to leverage our existing international operations for further development and to deepen the penetration into strategic markets, most notably in Asia, North America, and Europe.

13 ANNUAL REPORT 2022 • MINISO Business Review and Outlook Enhance Product Development and Supply Chain CapabilitiesUnder the current high inflation environment in certain overseas markets, consumers tend to look for more value, which creates great market opportunities for us. We will maintain and improve the value propositions of our products.We will further enhance our dynamic product development strategy and enrich our product offerings by launching more playful, appealing and useful SKUs, timely adjust our merchandise mix catering to consumer preferences across the globe. At present, we have built preliminary capabilities to launch products in a “711” manner in major overseas markets. Our next focus is on Latin America, North America, Southeast Asia, and Europe, where our goal is to provide more localized products to consumers in those regions.Furthermore, we plan to strengthen our efforts at incubating and co-developing our own IPs and deepen our relationships with existing co-branding partners and foster new co-branding collaborations to drive product innovation.We will further optimize our supply chain by strengthening our cooperation with existing qualified suppliers, attracting new capable suppliers and further developing our global sourcing capabilities. In addition, we will continue to leverage China’s strong supply chain capabilities and benefit from exporting the Chinese supply chain overseas. By enhancing our product development and supply chain capabilities, we aim to buttress our products’ value-for-money, frequent renewals and broad selection to make our products attractive to global consumers.Deepen Consumer Engagement and Drive Multi-channel ExperienceWe will continue to take initiatives to deepen consumer engagement and drive multi-channel experience, where consumers may engage or shop with us via both online channels, which encompass store-based online-to-offline channels as well as e-commerce channels, and offline channels. We plan to expand our online offerings and broaden our online sales channels by further developing our own e-commerce channels and collaborating with more third-party e-commerce and O2O platforms. We will also leverage our network of store-based consumer communities on Weixin to allow consumers to conveniently place orders with their MINISO and TOP TOY stores of choice, providing them with a seamless multi-channel shopping experience. In international markets, we similarly plan to cooperate with more local e-commerce platforms to expand our online sales channels. We believe that offering additional channels of consumer experience will enhance our brand awareness and consumer loyalty, which drive increases in store traffic and in-store purchases. For example, consumers who have purchased our products online may become interested in visiting MINISO and TOP TOY stores offline and making purchases in store. This may bring in more revenue and higher profitability for MINISO and TOP TOY stores. Building on our existing strong consumer affinity, we will continue to improve our membership program, through which we will expand our membership base and accumulate valuable insights into consumer preferences and behavior to further improve operational efficiency, merchandise mix, and shopping experience. We will continue to launch innovative marketing initiatives leveraging popular social media platforms to reinforce consumer outreach efforts and increase our brand awareness.Continue to Invest in BrandingWe aim to continue to invest in branding to better monetize our product capabilities in fiscal year 2023, to effectively convert store visitors and consumers to customers, and to improve customer loyalty. To that end, we plan to enhance our brand recognition through marketing campaigns and customer engagement activities across various online and offline channels, exploration of alternative retail channels and expansion of online sales channels, increasing the proportion of TOP TOY-brand products under our TOP TOY label, and strategic brand upgrade for our MINISO brand in China.

Management Discussion and Analysis 14 MINISO • ANNUAL REPORT 2022 For the fiscal year ended June 30,20212022(RMB in thousands) Revenues9,071,65910,085,649Cost of sales(6,640,973)(7,015,888) Gross profit2,430,6863,069,761Other income52,14025,931Selling and distribution expenses(1,206,782)(1,442,339)General and administrative expenses(810,829)(816,225)Other net (loss)/income(40,407)87,308Credit loss on trade and other receivables(20,832)(28,924)Impairment loss on non-current assets(2,941)(13,485) Operating profit401,035882,027Finance income40,43366,344Finance costs(28,362)(33,396) Net finance income12,07132,948Fair value changes of redeemable shares with other preferential rights(1,625,287)Share of loss of equity-accounted investee, net of tax(4,011)(8,162) (Loss)/profit before taxation(1,216,192)906,813Income tax expense(213,255)(267,070) (Loss)/profit for the year(1,429,447)639,743 (Loss)/profit for the year attributable to:Equity shareholders of the Company(1,415,010)638,170Non-controlling interests(14,437)1,573

ANNUAL REPORT 2022 • MINISO 15

Management Discussion and Analysis

Revenue

Our total revenue increased by 11.2% from RMB9,071.7 million for the fiscal year ended June 30, 2021 to RMB10,085.6 million for the fiscal year ended June 30, 2022, mainly attributable to an increase in revenue generated from sales of lifestyle products and pop toys, which increased by 12.0% from RMB8,036.7 million for the fiscal year ended June 30, 2021 to RMB8,997.7 million for the fiscal year ended June 30, 2022. The increase in revenue generated from sales of lifestyle products and pop toys was mainly due to (i) an increase in the number of MINISO stores and TOP TOY stores, and (ii) gradual recovery of business operations of MINISO stores from the COVID-19 pandemic in overseas markets in 2022 compared to the 2021.

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 4,749 as of June 30, 2021 to 5,199 as of June 30, 2022. The number of TOP TOY stores increased from 33 as of June 30, 2021 to 97 as of June 30, 2022.

Cost of Sales

Our cost of sales increased by 5.6% from RMB6,641.0 million for the fiscal year ended June 30, 2021 to RMB7,015.9 million for the fiscal year ended June 30, 2022, mainly due to a corresponding increase in our revenue.

Gross Profit and Gross Margin

Gross profit increased by 26.3% from RMB2,430.7 million for the fiscal year ended June 30, 2021 to RMB3,069.8 million for the fiscal year ended June 30, 2022, and gross margin increased from 26.8% to 30.4% during the same period. The increase in gross profit and gross margin was mainly driven by (i) an increase in revenue contribution from the Company's international operations, which generally have a higher gross margin than the Company's domestic operations. International operations contributed 26.2% of our total revenue for the fiscal year ended June 30, 2022, compared to 19.6% for the fiscal year ended June 30, 2021, and (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China.

Other Income

Our other income decreased by 50.3% from RMB52.1 million for the fiscal year ended June 30, 2021 to RMB25.9 million for the fiscal year ended June 30, 2022, primarily due to a decrease in government grants. There are different types of government grants and the amount of which generally fluctuates from period to period.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 19.5% from RMB1,206.8 million for the fiscal year ended June 30, 2021 to RMB1,442.3 million for the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB1,075.6 million to RMB1,390.3 million during the same period, which was primarily due to (i) increased personnel-related expenses; (ii) increased licensing expenses in relation to our enlarging IP library and enriching offerings of IP products; and (iii) increased promotion and advertising expense, mainly in connection with our strategic brand upgrade of MINISO in China.

16 MINISO • ANNUAL REPORT 2022

Management Discussion and Analysis

General and Administrative Expenses

Our general and administrative expenses increased by 0.7% from RMB810.8 million for the fiscal year ended June 30, 2021 to RMB816.2 million for the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 18.9% from RMB660.7 million to RMB785.4 million during the same period, which was primarily due to (i) increased depreciation and amortization expenses, mainly related to the land use right of the Company's headquarters building project; and (ii) increased personnel-related expenses, which were partially offset by decreased office operating expense as a result of expense control measures taken by the Company to tackle the resurgence of COVID-19 in China.

Other Net (Loss)/Income

Our other net income was RMB87.3 million for the fiscal year ended June 30, 2022, compared to other net loss of RMB40.4 million for the fiscal year ended June 30, 2021. This change was mainly attributable to a net foreign exchange gain of RMB14.0 million for the fiscal year ended June 30, 2022, compared to a net foreign exchange loss of RMB114.2 million for the fiscal year ended June 30, 2021.

Credit Loss on Trade and Other Receivables

Our credit loss on trade and other receivables was RMB20.8 million and RMB28.9 million for the fiscal years ended June 30, 2021 and 2022, respectively.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB2.9 million and RMB13.5 million for the fiscal years ended June 30, 2021 and 2022, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB882.0 million for the fiscal year ended June 30, 2022, representing an increase of 119.9% from RMB401.0 million for the fiscal year ended June 30, 2021.

Net Finance Income

Our net finance income increased by 172.0% from RMB12.1 million for the fiscal year ended June 30, 2021 to RMB32.9 million for the fiscal year ended June 30, 2022, mainly due to an increase in interest income from bank deposits.

Fair Value Changes of Redeemable Shares with Other Preferential Rights

Our fair value changes of redeemable shares with other preferential rights were a loss of RMB1,625.3 million for the fiscal year ended June 30, 2021 and nil for the fiscal year ended June 30, 2022. The change was primarily due to the conversion of preferred shares into Class A ordinary shares upon the completion of our initial public offering in the United States and the termination of preferential rights attached to those preferred shares.

Share of Loss of Equity-accounted Investee, Net of Tax

Our share of loss of equity-accounted investee, net of tax was a loss of RMB8.2 million for the fiscal year ended June 30, 2022, compared to RMB4.0 million for the fiscal year ended June 30, 2021. We had share of loss of equity-accounted investee, net of tax for the fiscal years ended June 30, 2021 and 2022 due to our investment into and share of 20% of loss of a company which was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and we currently own 100% equity interests of the then equity-accounted investee.

ANNUAL REPORT 2022 • MINISO 17

Management Discussion and Analysis

Income Tax Expense

We recorded income tax expense of RMB267.1 million for the fiscal year ended June 30, 2022, compared to RMB213.3 million for the fiscal year ended June 30, 2021.

(Loss)/Profit for the Year

As a result of the foregoing, we recorded a profit for the year of RMB639.7 million for the fiscal year ended June 30, 2022, compared to a loss of RMB1,429.4 million for the fiscal year ended June 30, 2021.

Current Ratio

Our current ratio decreased from 2.6 as of June 30, 2021 to 2.1 as of June 30, 2022, primarily due to a decrease in total current assets of RMB1,126.5 million, which was a result of a decrease in inventories of RMB308.0 million, and a decrease in cash and cash equivalents of RMB1,423.2 million, partially offset by an increase in term deposits of RMB236.9 million.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Capital Resources

As at June 30, 2022, our cash, cash equivalents, restricted cash, term deposits, and other investments decreased by 15.3% from RMB6,878.3 million as at June 30, 2021, to RMB5,828.3 million. The decrease was primarily attributable to (i) the increase of net cash used in investing activities, mainly relating to the construction of the headquarters building and (ii) the increase of net cash used in financing activities, mainly from dividends paid to our Shareholders.

Significant Investments

We did not make or hold any significant investments during the fiscal year ended June 30, 2022.

Material Acquisitions and Disposals

On October 27, 2021, we acquired 80% equity interest in YGF Investment V Limited ("**YGF Investment**"), which owns the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group, at a total consideration of RMB694.5 million. Upon the completion, YGF Investment became a wholly-owned subsidiary of the Company. We have also consolidated the financial results of YGF Investment into our financial statements since the completion of this acquisition.

Save as disclosed above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the fiscal year ended June 30, 2022.

Pledge of Assets

As of June 30, 2022, none of our Group's assets was pledged.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

18 MINISO • ANNUAL REPORT 2022 Management Discussion and Analysis In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:• the purchase of wealth management products is limited to low-risk products such as wealth management products with risk level below R2, principal-guaranteed products, and treasury notes issued by banks. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.• the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.• the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.Future Plans for Material Investments and Capital AssetsAs of June 30, 2022, we did not have any detailed future plans for material investments and capital assets.Gearing RatioAs of June 30, 2022, our gearing ratio was 0.1%, compared with 0.3% as of June 30, 2021, calculated as loans and borrowings divided by total equity as of the end of the year and multiplied by 100%.Foreign Exchange RiskOur financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

19 ANNUAL REPORT 2022 • MINISO Management Discussion and Analysis Contingent LiabilitiesCommitment of tax paymentsIn connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965 million to a local government in Guangzhou for a five-year period starting from January 1, 2021. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate the shortfall. On January 25, 2021, MINISO (Guangzhou) Co., Ltd. provided a performance guarantee of RMB160 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022. We have met the commitment for the calendar year of 2021 and therefore MINISO (Guangzhou) Co., Ltd. is not required to make any compensation to the local government under the above performance guarantee. As of March 31, 2022, the above performance guarantee has expired. Subsequently in April 2022, MINISO (Guangzhou) Co., Ltd. provided a performance guarantee of RMB175 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023. Our Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2022 we are expected to meet the commitment for the calendar year of 2022 and thus it is not probable that we need to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2022.Lawsuit relating to IP disputeFor the fiscal year ended June 30, 2022, Ruimin Industry (Shanghai) Co., Ltd. initiated two legal proceedings against parties including one of the PRC subsidiaries of the Group and two of the Group’s suppliers relating to an IP dispute. The total amount claimed against the PRC subsidiary was RMB50 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiary losing in these two cases is considered low, and even if the claimant were to prevail, the total compensation amount ordered by the courts is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of these two claims as of June 30, 2022.Lawsuit relating to illicit competitionDuring the fiscal year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group’s suppliers and a store operated by one of our franchisees relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiaries losing is considered low, and even if the claimant were to prevail, the total compensation amount ordered by the courts is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of the claim as of June 30, 2022.Save as disclosed hereinabove, we had no other material contingent liabilities as of June 30, 2022.Capital CommitmentAs of June 30, 2022, our capital commitment was RMB842.9 million, compared with RMB128.6 million as of June 30, 2021, which is attributable mainly to the construction of the headquarters building.

20 MINISO • ANNUAL REPORT 2022

Management Discussion and Analysis

Employees and Remuneration Policy

We had a total of 3,372 full-time employees as of June 30, 2022, including 1,976 in China and 1,396 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of June 30, 2022.

Function	Number of Employees
Product Development and Supply Chain Management	668
General and Administrative	482
Operations	1,614
Sales and Marketing	208
Technology	218
Business Development	102
Logistics	80
Total	3,372

Our total remuneration cost incurred for the fiscal year ended June 30, 2022 was RMB864.7 million, as compared to RMB916.2 million for the fiscal year ended June 30, 2021.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company's share incentive plan may be awarded to employees according to the assessment of individual performance.

ANNUAL REPORT 2022 • MINISO 21

Directors' Report

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the fiscal year ended June 30, 2022.

DIRECTORS

The Directors who held office during the Reporting Period and up to the date of this annual report are:

Executive Directors ("EDs")

Mr. YE Guofu (葉國富) *(re-designated as an ED on the Listing Date)*
Mr. LI Minxin (李敏信) *(re-designated as an ED on the Listing Date)*
Mr. ZHANG Saiyin (張賽音) *(re-designated as an ED on the Listing Date)*

Independent Non-Executive Directors ("INEDs")

Ms. XU Lili (徐黎黎) *(re-designated as an INED on the Listing Date)*
Mr. ZHU Yonghua (朱擁華) *(re-designated as an INED on the Listing Date)*
Mr. WANG Yongping (王永平) *(re-designated as an INED on the Listing Date)*

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 28 to 30 of this annual report.

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company completed its initial public offering on the NYSE on October 15, 2020 and the Company's ADSs have been listed on the NYSE since then. The Company's shares were subsequently listed on the Main Board of the Hong Kong Stock Exchange on July 13, 2022.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal businesses of the Company's subsidiaries are the retail and wholesale of lifestyle and pop toy products across the PRC, other parts of Asia, America, Europe and certain other countries. Analysis of the principal activities of the Group and segment results based on geographical locations during the Reporting Period are set out in Note 1 and Note 4 to the consolidated financial statements, respectively.

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business review and outlook" and "Management discussion and analysis" on pages 5 to 20 of this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the financial year is set out in "Recent developments after the Reporting Period" in "Business review and outlook".

22 MINISO • ANNUAL REPORT 2022 Directors’ Report PRINCIPAL RISKS AND UNCERTAINTIESOur business involves certain risks as set out in the section headed “Risk factors” in the Prospectus and the Form 20-F for the fiscal year ended June 30, 2022 filed with the United States Securities and Exchange Commission. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.Risks related to our business and industryRisks and uncertainties related to our business and industry include, but are not limited to, the following:• Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected;• The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations;• Our success is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences;• If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected;• If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and adversely affected;• Expanding product offerings may expose us to new challenges and more risks;• If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected;• We primarily rely on our retail partners and distributors to expand our store network. If we are unable to expand our store network successfully, our business, results of operations would be adversely affected;• If we, our MINISO Retail Partners or local distributors fail to successfully operate MINISO stores, our business and results of operations would be adversely affected;• Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks;• If our MINISO Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed;

23 ANNUAL REPORT 2022 • MINISO Directors’ Report • If we fail to maintain the relationship with our MINISO Retail Partners or our local distributors or fail to attract new MINISO Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected;• Our operations have been and may continue to be affected by COVID-19 pandemic; and• Illegal actions or misconduct of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.Risks related to doing business in ChinaRisks and uncertainties related to doing business in China include, but are not limited to, the following:• The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;• The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or investigate auditors completely located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;• The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Shares or the ADSs;• Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;• Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us; and• Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.Risks related to the ADSs and our SharesRisks and uncertainties related to our ADSs and Shares include, but are not limited to, the following:• The trading price of the ADSs and our Shares has been volatile, which could result in substantial losses to investors;• The concentration of our share ownership among executive officers, Directors, and principal Shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Shares and the ADSs may view as beneficial; and• Techniques employed by short sellers may drive down the market price of the ADSs.

24 MINISO • ANNUAL REPORT 2022

Directors' Report

ENVIRONMENTAL POLICIES AND PERFORMANCE

We are committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment, giving back to community and achieving sustainable growth. Details of such will be set out in our environmental, social and governance report to be published (the "**Environmental, Social and Governance Report**").

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as disclosed in the Prospectus and as may be disclosed in the Environmental, Social and Governance Report, we have complied with the relevant laws and regulations that have a significant impact on the operations of the Group during the fiscal year ended June 30, 2022.

CONNECTED TRANSACTIONS

As the Company was only listed on the Main Board of the Hong Kong Stock Exchange on July 13, 2022 and was not a listed company during the fiscal year ended June 30, 2022, the annual review and reporting requirements under Chapter 14A of the Listing Rules were not applicable to the Company for the fiscal year ended June 30, 2022.

For further details of the Company's connected transactions during the track record period of the Prospectus, please refer to section headed "Connected Transactions" of the Prospectus.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the fiscal year ended June 30, 2022, less than 30% of our total revenue was generated from our five largest customers combined and less than 30% of our total purchases was made form the five largest suppliers combined.

None of the Directors, their respective close associates, or any Shareholder (which to the best of the Directors' knowledge owns more than 5% of the number of issued Shares) had any interest in any of our five largest customers or suppliers during the fiscal year ended June 30, 2022.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of our Company's securities.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the fiscal year ended June 30, 2022 are set out in Note 13 to the consolidated financial statements.

During the fiscal year ended June 30, 2022, none of the Company's properties are held for development and/or sale or for investment purposes.

ANNUAL REPORT 2022 • MINISO 25

Directors' Report

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the fiscal year ended June 30, 2022 are set out in Note 37 to the consolidated financial statements and "Other information – Purchase, sale or redemption of the Company's listed securities" in this annual report.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the date of this annual report, the Company has maintained the prescribed percentage of public float under the Listing Rules.

DONATIONS

During the fiscal year ended June 30, 2022, the Group made charitable donations of RMB5.3 million.

DEBENTURE ISSUED

Our Group did not issue any debentures during the fiscal year ended June 30, 2022.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "2020 Share Incentive Plan" in this annual report, no equity-linked agreement was entered into by the Group, or existed during the fiscal year ended June 30, 2022.

DIVIDEND

The Board has approved a special cash dividend in the amount of US$0.172 per ADS or US$0.043 per Share on August 17, 2022, and has been paid to the holders of ADS and Shares on around September 9, 2022.

The Board did not recommend the distribution of an annual dividend for the fiscal year ended June 30, 2022.

PERMITTED INDEMNITY

Pursuant to Article 163 of the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them incurred or sustained, other than by reason of such Director's own dishonesty, wilful default or fraud, in or about the conduct of our Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force during the Relevant Period.

RESERVES

Details of movements in the reserves of the Group and the Company during the fiscal year ended June 30, 2022 are set out in the consolidated statement of changes in equity on pages 61-62 and in Note 37 to the consolidated financial statements, respectively.

As of June 30, 2022, the Company had distributable reserve of RMB6,942.4 million.

LOANS AND BORROWINGS

Details of the bank loans, overdrafts and other borrowings of the Group for the fiscal year ended June 30, 2022 are set out in Note 25 to the consolidated financial statements.

26 MINISO • ANNUAL REPORT 2022 Directors’ Report DIRECTORS SERVICE CONTRACTSEach of our executive Directors entered into a service contract with our Company on June 26, 2022. The term of appointment is for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days’ written notice.Each of our independent non-executive Directors entered into an amended and restated director agreement with our Company on June 26, 2022. The term of appointment is for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days’ written notice, or such shorter period as the parties may agree upon.DIRECTORS INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCENone of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the Relevant Period.EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALSIn compliance with the Corporate Governance Code, the Company has established the Compensation Committee to formulate remuneration policies.The remuneration is determined and recommended based on each Director’s and senior management personnel’s qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.The Directors and the senior management personnel are eligible participants of 2020 Share Incentive Plan, details of which are set out in this annual report and Note 31 to the consolidated financial statements.Details of the remuneration of the Directors, senior management and the five highest paid individuals are set out in Notes 40 and 41 to the consolidated financial statements.None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.CONTRACTS WITH CONTROLLING SHAREHOLDERSSave as disclosed in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the Relevant Period.MANAGEMENT CONTRACTSSave as disclosed in the section headed “Directors’ Service Contracts” in this annual report, no contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Relevant Period.

27 ANNUAL REPORT 2022 • MINISO Directors’ Report AUDITORThe consolidated financial statements of the Group have been audited by KPMG, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. There was no change in our Company’s independent external auditors during the Relevant Period.DIRECTORS RIGHTS TO ACQUIRE SHARES OR DEBENTURESSave as disclosed in this annual report, at no time during the Relevant Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.CONTROLLING SHAREHOLDERS AND DIRECTORS COMPETING BUSINESSEach of our Controlling Shareholder and Director confirms that as of the date of this annual report, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.By order of the BoardMr. YE GuofuExecutive Director and ChairmanHong KongOctober 19, 2022

Directors and Senior Management 28 MINISO • ANNUAL REPORT 2022 DIRECTORSExecutive DirectorsMr. YE Guofu (໢਷బ), aged 44, has served as our Director since January 2020 and was re-designated as our executive Director with effect from the Listing Date. He is our founder and has served as the chairman of the Board and the chief executive officer of our Company since February 2020. Mr. Ye is responsible for the overall strategy, business development and management of our Group.Mr. Ye founded MINISO Corporation, the predecessor of our Group, in August 2009 and has since then served as the chief executive officer of MINISO Corporation until August 2018. After MINISO Guangzhou, our PRC holding entity before we established our offshore holding structure, was established in October 2017, Mr. Ye has since then been serving as a director and the general manager of MINISO Guangzhou. Mr. Ye accumulated immense mastery in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China.Mr. Ye received his junior college diploma in economic management from Zhongnan University of Economics and Law in China in July 2001.Mr. LI Minxin (ҽઽڦ), aged 50, has served as our Director since February 2020 and was re-designated as our executive Director with effect from the Listing Date. He has served as an executive vice president of our Company since February 2020. Mr. Li is responsible for the overall strategy, legal and business development of our Group.Mr. Li served as an executive vice president in charge of business development at MINISO Corporation, the predecessor of our Group, from February 2010 to August 2018. After MINISO Guangzhou was established in October 2017, Mr. Li has been served as an executive vice president of MINISO Guangzhou in charge of business development from August 2018 and served as a director of MINISO Guangzhou from December 2018 to March 2020. Before that, Mr. Li operated his own franchisee business in the apparel industry and accumulated substantial industry experience.Mr. ZHANG Saiyin (ੵᒄࠪ), aged 42, has served as our Director since February 2020 and was re-designated as our executive Director with effect from the Listing Date. He has served as the chief financial officer and the executive vice president of our Company since February 2020. Mr. Zhang is responsible for the overall strategy, accounting and the capital markets activities of our Group.Mr. Zhang has served as an independent non-executive director of ClouDr Group Limited (HKEX: 9955), a chronic condition management solution provider in China, since July 2022. Mr. Zhang joined MINISO Corporation in July 2017 and served as the chief financial officer and a vice president of MINISO Corporation from July 2017 to October 2018. After MINISO Guangzhou was established, Mr. Zhang served as a director of MINISO Guangzhou from December 2018 to March 2020 and have been serving as the chief financial officer and an executive vice president of MINISO Guangzhou since October 2018. Prior to joining our Group, Mr. Zhang served as the assistant general manager and the chief financial officer of China Resources Textiles (Holdings) Company Limited, a company engaging in producing, processing and distribution of textile products and brand garments, from June 2015 to July 2017 and served multiple finance leadership roles at the same companies from April 2011 to May 2015. Prior to that, Mr. Zhang served as a manager of the finance department at Shenzhen Jinjia Color Printing Group Co., Ltd. (SZSE: 2191), a company engaging in the production and distribution of cigarette label products and the development and manufacture of package printing materials listed on the Shenzhen Stock Exchange, from September 2009 to March 2011. Mr. Zhang served as a senior auditor at the Shenzhen office of Deloitte Touche Tohmatsu Limited from July 2005 to September 2009. Prior to that, Mr. Zhang served in overseas investment and financing department at ZTE Corporation (SZSE: 0063; HKEX: 0763), a company providing integrated telecommunications and information technology solutions worldwide listed on the Shenzhen Stock Exchange and the Main Board of the Hong Kong Stock Exchange, from March 2004 to July 2005.

29 ANNUAL REPORT 2022 • MINISO Directors and Senior Management Mr. Zhang received his bachelor’s degree in accounting from Huazhong Agricultural University in China in June 2002 and his master’s degree in accounting and finance from University of Birmingham in the United Kingdom in September 2003. Mr. Zhang is also a member of Association of Chartered Certified Accountants Southern China Steering Team since July 1, 2020.Independent Non-Executive DirectorsMs. XU Lili (ࢱኇኇ), aged 41, has served as our independent director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.Ms. Xu has served as an independent director of Yalla Group Limited (NYSE: YALA), a social networking and entertainment platform company listed on the NYSE, since February 2021. In addition, Ms. Xu has served as the chief financial officer of ClouDr Group Limited (HKEX: 9955), a chronic condition management solution provider in China, since October 2020. Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEX: 6100), a company engaging in the provision of a variety of talent acquisition services to individual, businesses and head hunters listed on the Main Board of the Hong Kong Stock Exchange, from March 2014 to September 2020 and an executive director from March 2018 to September 2020. Prior to that, Ms. Xu held various positions at General Electric Company (NYSE: GE), a high-tech industrial company listed on the NYSE, including as the chief financial officer of GE Power Generation Services China, from January 2005 to March 2014.Ms. Xu received a bachelor’s degree in international business from Nanjing University in China in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in the United Kingdom in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States since June 2012.Mr. ZHU Yonghua (ϡኹശ), aged 41, has served as our independent director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.Mr. Zhu has been the founding partner of Long-Z (formerly Meituan DragonBall Capital), a venture capital fund, since January 2017 in charge of the overall investment of Long-Z and a vice president of Meituan Dianping (HKEX: 3690). Mr. Zhu served as an executive director of the department of investment in modern agriculture and food at Legend Holdings Corporation (HKEX: 3396), a leading industrial investment and operations company in China listed on the Main Board of the Hong Kong Stock Exchange, from November 2014 to December 2016. Mr. Zhu worked at Tiantu Capital, an investment management company, from July 2007 to October 2014, including as a partner from December 2013 to October 2014.Mr. Zhu received a master’s degree in finance from Newcastle University in the United Kingdom in December 2005.Mr. WANG Yongping (ˮ̻͑), aged 53, has served as our independent director since November 2021 and was re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Wang has served as the president of China Commercial Real Estate Association since August 2016 and as a vice chairman of the Commerce Economy Association of China since April 2018. Mr. Wang has also served as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 0785), a China-based company engaging in investment, development, merchandize distributorship, marketing and service of the home building material industry and listed on the Shenzhen Stock Exchange, since December 2019, and an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEX: 0606), a China-based investment holding company that mainly provides integrated property management services listed on the Main Board of the Hong Kong Stock Exchange, since June 2021. From April 2017 to May 2020, he served as an independent director at Winner Technology Co., Inc. (SZSE: 300609), a data operation services provider listed on the Shenzhen Stock Exchange.

30 MINISO • ANNUAL REPORT 2022 Directors and Senior Management Mr. Wang was an independent director of Shanghai Youyouto Investment Development Co., Ltd. (“Shanghai Youyouto”), a limited liability company established in the PRC principally engaged in the operation of children’s indoor amusement park, from March 2016 to March 2019, where he was primarily responsible for providing independent advice on its operations and management. Shanghai Youyouto was declared bankrupt on December 22, 2020 and is currently in the process of liquidation. Mr. Wang confirmed that he was not involved in the management and operation of the business of Shanghai Youyouto. During his directorship with Shanghai Youyouto, Mr. Wang attended the meetings of Shanghai Youyouto as its independent director whenever notified and had reviewed meeting proposals and resolutions provided to him in relation to the composition of the board of directors, appointment of new directors and amendment of Shanghai Youyouto’s articles of association. Mr. Wang confirmed that he had not breached his fiduciary duties and duties of due diligence during his directorship with Shanghai Youyouto. Mr. Wang further confirmed that to the best of his knowledge and belief, as of the Latest Practicable Date, no claims had been made against him and he was not aware of any threatened or potential claims made against him and there are no outstanding claims and/or liabilities as a result of the liquidation of Shanghai Youyouto.Before joining our Group, Mr. Wang held various senior management positions in several national commercial real estate institutions. Mr. Wang served as director at Beijing Sperry Real Estate Brokerage Co., Ltd. From March 2014 to February 2020. He also served as an executive general manager mainly responsible for its daily management at Zhongshang Lianmeng (Beijing) Real Estate Consulting Co., Ltd. From April 2011 to December 2020. Mr. Wang served as an executive vice secretary-general, vice chairman and secretary-general at China Federation of Urban Commercial Outlets Construction Administration from November 2003 to July 2010. He served as a director at Zhongshang Lianmeng (Beijing) Commercial Investment Co., Ltd. From September 2011 to July 2017. Mr. Wang also served as an executive editor-in-chief and editor-in-chief at Journal of Commercial Economics from May 2002 to September 2018 and as a reporter and a chief reporter, mainly responsible for business news gathering and editing at China Business Herald from September 1990 to April 2002.Mr. Wang received his bachelor’s degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University) in China in July 1990.SENIOR MANAGEMENTOur senior management team comprises of Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin, who are each an executive Director, and Ms. DOU Na and Ms. YANG Yunyun. See “– Executive directors” for biographies of Mr. YE Guofu, Mr. LI Minxin and Mr. ZHANG Saiyin.Ms. DOU Na (ᘨࢆ), aged 37, has served as an executive vice president of our Company since February 2020. Ms. Dou is responsible for product design and development of our Group.Ms. Dou served as an executive vice president of MINISO Corporation from September 2009 to August 2018 in charge of product design and development. After MINISO Guangzhou was established, Ms. Dou has served as an executive vice president of MINISO Guangzhou in charge of product development since August 2018 and as a director of MINISO Guangzhou from December 2018 to March 2020.Ms. Dou received her specialist degree in clinical medicine from Wuhan University in China in July 2004 and her bachelor’s degree in product design from Jiangnan University in China in July 2021.Ms. YANG Yunyun (เථථ), aged 45, has served as a vice president of our Company since February 2020. Ms. Yang is responsible for the risk management and internal controls of our Group.Ms. Yang has been serving as a director of MINISO Corporation since August 2009 and served as an executive vice president of the risk management center of MINISO Corporation from September 2009 to August 2018. After MINISO Guangzhou was established, Ms. Yang has served as an executive vice president of MINISO Guangzhou in charge of risk management since August 2018 and as a director of MINISO Guangzhou from December 2018 to March 2020.Ms. Yang completed a specialist online course on mental health education at Beijing Normal University in July 2020.

ANNUAL REPORT 2022 • MINISO 31

Directors and Senior Management

JOINT COMPANY SECRETARIES

Mr. ZHANG Jingjing (張靖京) has been appointed as a joint company secretary of the Company with effect from the Listing Date. Mr. Zhang currently serves as our vice president of capital markets and his responsibilities mainly cover investor relations, corporate strategy, treasury and investment. Mr. Zhang has over 10 years of experience in capital markets. Before joining us, he served in various roles in investor relations area at several TMT companies in China, including Qutoutiao Inc. (NASDAQ: QTT) and Weibo Corp. (NASDAQ: WB and HKEX: 9898). Mr. Zhang received his dual bachelor's degree in World History and Business Administration from Nankai University in June 2011 and is currently an MBA candidate of the finance executive program at China Europe International Business School. Mr. Zhang is a Chartered Financial Analyst and a non-practicing member of the Chinese Institute of Certified Public Accountants.

Ms. WONG Hoi Ting (黃凱婷) has been appointed as a joint company secretary of the Company with effect from the Listing Date. Ms. Wong is an assistant manager of the listing services department of TMF Hong Kong Limited, responsible for providing corporate secretarial and compliance services to listed companies. She has over eight years of experience in the corporate secretarial field. Ms. Wong is an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. Ms. Wong holds a bachelor's degree of social sciences from Lingnan University in Hong Kong in October 2009 and a master's degree of science in professional accounting and corporate governance from City University of Hong Kong in Hong Kong in July 2014.

CHANGES TO DIRECTORS' INFORMATION

During the Relevant Period, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

DISCLOSURE UNDER RULE 8.10 OF THE LISTING RULES

During the Relevant Period, neither our Controlling Shareholders nor any of our Directors had any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

CONFIRMATION OF INDEPENDENCE

We have received from each independent non-executive Director an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules, and our Board considers each of them independent.

Corporate Governance Report 32 MINISO • ANNUAL REPORT 2022 The Shares of the Company were listed on the Hong Kong Stock Exchange on July 13, 2022, only since which time the relevant Listing Rules have been applicable to the Company.To the extent applicable, this corporate governance report of the Company only covers the Relevant Period. More information may be provided for the fiscal year ended June 30, 2022, but please note that the relevant Listing Rules were not applicable to the Company during such period and any such information provided is solely for the Shareholders’ information.CORPORATE GOVERNANCE PRACTICESThe Group is committed to upholding and implementing the highest standards of corporate governance to safeguard the interests of the Shareholders and enhance its value and accountability.Upon the Listing in July 2022, the Company has adopted the code provisions as set out in the Corporate Governance Code. Save as disclosed in this annual report, the Company has complied with all the applicable code provisions as set out under Part 2 of the Corporate Governance Code since its Listing Date up to the date of this annual report. The Group will continue to review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code.BOARD OF DIRECTORSResponsibilitiesThe Board is responsible for the overall leadership of the Group, oversees the Group’s strategic decisions and monitors business and performance. The Board has delegated the authority and responsibility for day-to-day management and operation of the Group to the senior management of the Group. To oversee particular aspects of the Company’s affairs, the Board has established three Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee (together, the “Board Committees”). The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.All Directors shall ensure that they carry out their duties in good faith, in compliance with applicable laws and regulations, and in the interests of the Company and Shareholders at all times.The Company has arranged appropriate liability insurance for the Directors during the Reporting Period and will review the coverage of the insurance annually.

ANNUAL REPORT 2022 • MINISO 33

Corporate Governance Report

BOARD COMPOSITION

As at the date of this annual report, the Board comprised three executive Directors and three independent non-executive Directors as follows:

Executive Directors

Mr. YE Guofu *(Chairman and Chief Executive Officer)*
Mr. LI Minxin
Mr. ZHANG Saiyin

Independent Non-Executive Directors

Ms. XU Lili
Mr. ZHU Yonghua
Mr. WANG Yongping

The biographies of the Directors are set out under the section headed "Directors and Senior Management" on pages 28 to 31 in this annual report.

The Board has met the requirements of Rules 3.10(1) and 3.10(2) of the Listing Rules relating to the appointment of at least three independent non-executive directors with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company has also complied with Rule 3.10A of the Listing Rules, which relates to the appointment of independent non-executive directors representing at least one-third of the Board.

Each of the independent non-executive Directors has confirmed his/her independence pursuant to Rule 3.13 of the Listing Rules and the Company considers each of them to be independent.

None of the Directors has any personal relationship (including financial, business, family or other material/relevant relationship) with any other Directors or any chief executive.

All Directors, including the independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and expertise to the Board for its efficient and effective functioning. Independent non-executive Directors are invited to serve on the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

As regards the code provision under the Corporate Governance Code requiring directors to disclose the number and nature of offices held in public companies or organizations and other significant commitments as well as their identity and the time involved to the issuer, the Directors have agreed to disclose their commitments to the Company in a timely manner.

34 MINISO • ANNUAL REPORT 2022

Corporate Governance Report

INDUCTION AND CONTINUOUS PROFESSIONAL DEVELOPMENT

All newly appointed Directors will be provided with necessary induction training and information to ensure that they have a proper understanding of the Company's operations and businesses as well as their responsibilities under relevant statues, laws, rules and regulations. The Company also arranges regular seminars to provide all Directors with updates on the latest development and changes in the Listing Rules and other relevant legal and regulatory requirements from time to time. The Directors are also provided with regular updates on the Company's performance, position and prospects to enable the Board as a whole and each Director to discharge their duties.

The Company encourages all Directors to participate in professional development to develop and refresh their knowledge and skills. The joint company secretaries of the Company update and provide the Directors with written training materials in relation to their roles, functions and duties from time to time.

Based on the information provided by the Directors, a summary of trainings received by the Directors during the fiscal year ended June 30, 2022 and in preparation for the Listing is set out below:

Name of Director	Nature of trainings attended
Mr. YE Guofu	A, B, C and D
Mr. LI Minxin	A, B, C and D
Mr. ZHANG Saiyin	A, B, C and D
Ms. XU Lili	A, B, C and D
Mr. ZHU Yonghua	A, B, C and D
Mr. WANG Yongping	A, B, C and D

Notes:

A: attending seminars and/or conferences and/or forums and/or briefings

B: making speeches at seminars and/or conferences and/or forums

C: participating in training provided by law firms and that relating to the business of the Company

D: reading materials on various topics, including corporate governance matters, directors' duties and responsibilities, Listing Rules and other relevant laws

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Under code provision C.2.1 of the Corporate Governance Code, the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

The Company does not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

35 ANNUAL REPORT 2022 • MINISO Corporate Governance Report APPOINTMENT AND RE-ELECTION OF DIRECTORSEach of the executive Directors entered into a service contract with our Company on June 26, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days’ written notice.Each of the independent non-executive Directors entered into an amended and restated director agreement with our Company on June 26, 2022. The term of appointment is for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days’ written notice, or such shorter period as the parties may agree upon.None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without the payment of compensation (other than statutory compensation).The Articles of Association provide that the Company may by ordinary resolution appoint any person to be a Director or remove any Director (including a managing Director or other executive Director) before the expiration of his or her term of office. In addition, the Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting. An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expired shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.The procedures and process of appointment, re-election and removal of Directors are set out in the Articles of Association. The Nominating and Corporate Governance Committee is responsible for reviewing the Board composition, and for making recommendations to the Board on the appointment, re-appointment of Directors and succession plans for the Directors.BOARD MEETINGSThe Company adopts the practice of holding Board meetings regularly, at least four times a year, and at approximately quarterly intervals. Notices of not less than fourteen days are given for all regular Board meetings to provide all Directors with an opportunity to attend and include matters in the agenda for a regular meeting.For other Board meetings and Board Committee meetings, reasonable notice is generally given by the Company. The agenda and accompanying meeting papers are provided to the Directors or Board Committee members at least three days before the Board meetings or Board Committee meetings to ensure that the Directors have sufficient time to review the papers and be adequately prepared for the Board meetings or Board Committee meetings. When Directors or Board Committee members are unable to attend a meeting, they will be advised of the matters to be discussed and given an opportunity to make their views known to the Chairman prior to the meeting. Minutes of meetings are kept by the joint company secretaries with copies circulated to all Directors for information and records.

36 MINISO • ANNUAL REPORT 2022

Corporate Governance Report

Minutes of the Board meetings and Board Committee meetings are recorded in sufficient detail on the matters considered by the Board and the Board Committees and the decisions reached, including any concerns raised by the Directors. Draft minutes of each Board meeting and Board Committee meeting are sent to the Directors for comments within a reasonable time after the date on which the meeting is held. The minutes of the Board meetings are open for inspection by all Directors.

During the period from the Listing Date and up to the date of this annual report, four Board meetings were held and no general meeting was convened. Details of the Directors' attendance in Board meetings are set out below:

Director	Board meetings attended	Audit Committee meetings	Compensation Committee meeting	Nominating and Corporate Governance Committee meeting
Mr. YE Guofu	3/4	N/A	1/1	1/1
Mr. LI Minxin	3/4	N/A	N/A	N/A
Mr. ZHANG Saiyin	4/4	N/A	N/A	N/A
Ms. XU Lili	4/4	2/2	1/1	1/1
Mr. ZHU Yonghua	4/4	2/2	1/1	1/1
Mr. WANG Yongping	4/4	2/2	1/1	1/1

Going forward, regular Board meetings will continue to be held at least four times a year, at approximately quarterly intervals. Apart from regular Board meetings, the Chairman of the Board will also hold meetings with the independent non-executive Directors without the presence of other Directors during each year.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Shares of the Company were listed on the Hong Kong Stock Exchange on July 13, 2022, only since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities transactions in the Company and other matters covered by the Code.

Specific enquiry has been made to all the Directors and each of the Directors has confirmed that he/she has complied with the required standards as set out in the Code during the Relevant Period.

37 ANNUAL REPORT 2022 • MINISO Corporate Governance Report RESPONSIBILITIES AND DELEGATION BY THE BOARDThe Board is the primary decision-making body of the Company and is responsible for overseeing the Group’s businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning.The day-to-day management, administration and operation of the Group are delegated to the senior management. The Board regularly reviews the functions and responsibilities delegated. The management needs to obtain approval from the Board prior to entering into any significant transactions.The Board reserves the right to make decisions on all substantial affairs of the Company, including: to approve and oversee all policy and matters, overall strategy and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other major financial and operational issues. The Directors may, at the Company’s expense, seek independent professional advice when performing their duties. The Directors are also encouraged to independently consult with the senior management of the Company.CORPORATE GOVERNANCE FUNCTIONThe Board confirmed that corporate governance is a collective responsibility of the Directors and their corporate governance functions include:(a) to review and monitor the Company’s policies and practices in complying with legal and regulatory requirements;(b) to review and monitor the training and continuous professional development of the Directors and senior management of the Company;(c) to develop, review and monitor the code of conduct and compliance manual applicable to employees and the Directors;(d) to develop and review the Company’s policies and practices on corporate governance, and to make recommendations and report related issues to the Board;(e) to review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report; and(f) to review and monitor the Company’s compliance with the Company’s reporting policies.

38 MINISO • ANNUAL REPORT 2022 Corporate Governance Report BOARD COMMITTEESAudit CommitteeThe Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.The primary duties of the Audit Committee are:(a) to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;(b) to review the adequacy of our internal control over financial reporting; and(c) to review all related party transactions for potential conflict of interest situations and approve all such transactions.The written terms of reference of the Audit Committee are available on the websites of the Hong Kong Stock Exchange and the Company.Compensation CommitteeThe Compensation Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. YE Guofu. Mr. ZHU Yonghua is the chairman of the Compensation Committee.The primary duties of the Compensation Committee are:(a) to review and make recommendations to the Board with respect to Director’s compensation;(b) to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and(c) to review and approve the compensation of our other executive officers and senior management.The written terms of reference of the Compensation Committee are available on the websites of the Hong Kong Stock Exchange and the Company.

39 ANNUAL REPORT 2022 • MINISO Corporate Governance Report Remuneration of Senior ManagementFurther details of the remuneration by band of members of the senior management of the Company (whose biographies are set out on page 30 of this annual report) for the fiscal year ended June 30, 2022 are set out in Note 41 to the consolidated financial statements.Nominating and Corporate Governance CommitteeThe Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. YE Guofu. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee.The primary duties of the Nominating and Corporate Governance Committee are:(a) in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees, and develop and recommend to the Board a set of corporate governance guidelines; and(b) in respect of its corporate governance functions, to ensure that our Company is operated and managed for the benefit of all shareholders and to ensure our Company’s compliance with the Listing Rules.The written terms of reference of the Nominating and Corporate Governance Committee are available on the websites of the Hong Kong Stock Exchange and the Company.Nomination PolicyIn identifying and selecting suitable candidates for directorships, the Nominating and Corporate Governance Committee would consider the candidate’s relevant criteria that are necessary to complement the corporate strategy and achieve diversity of the Board, where appropriate, before making recommendation to the Board.Board Diversity PolicyThe Board has adopted a board diversity policy (the “Board Diversity Policy”) which sets out the approach to achieve diversity of the Board. Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining our Company’s competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. In particular, our Company currently has one female Director, alongside five male Directors and will continue to work towards enhancing the gender diversity of the Board. Pursuant to the Board Diversity Policy, in reviewing and assessing suitable candidates to serve as a Director, the Nominating and Corporate Governance Committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience.Pursuant to the Board Diversity Policy, the Nominating and Corporate Governance Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.As of the date of this annual report, the Company had a total of six Directors, including one female Director. There is a diverse mix of educational background and professional experience. The Nominating and Corporate Governance Committee has reviewed the diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

40 MINISO • ANNUAL REPORT 2022 Corporate Governance Report DIRECTORS RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTSThe Directors acknowledge their responsibility for preparing the financial statements of the Company for the fiscal year ended June 30, 2022 to truly and fairly reflect the financial position of the Group and the results and cash flows of the Group.The management of the Company provides such explanation and information to the Board so as to enable the Board to make an informed assessment of the financial statements of the Company, which are put to the Board for approval.The Directors are not aware of any material uncertainties relating to events or conditions which may cast significant doubt upon the Group’s ability to continue as a going concern.The statement by the auditor regarding its reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor’s Report on pages 55 to 56 of this annual report.RISK MANAGEMENT AND INTERNAL CONTROLThe Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the Audit Committee and the senior management.The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company’s business operations. The senior management identifies, assesses and takes measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Board on a regular basis.The Board did not identify any significant unresolved areas of concern prior to the Listing.The Audit Committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.With effect from the Listing, the management will confirm to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for each financial year.The Board, as supported by the Audit Committee as well as the management report and the internal audit findings by the internal audit department, will review the effectiveness of the Company’s and its subsidiaries’ risk management and internal control systems, including the financial, operational and compliance controls, for each financial year, and will consider whether such systems are effective and adequate.

41 ANNUAL REPORT 2022 • MINISO Corporate Governance Report The annual review will also cover the financial reporting and internal audit function and staff qualifications, experiences and relevant resources. The Board, supported by the Audit Committee and management, reviewed the management reports and the internal audit reports. For the Reporting Period, the Board considered the risk management and internal control systems of the Company effective and adequate.The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company’s business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.AUDITORS REMUNERATIONThe approximate remuneration of the auditors for their audit and non-audit services provided to the Company for the fiscal year ended June 30, 2022 is as follows: Services renderedAmount (RMB000)Audit fees(1)22,500Tax fees(2)416All other fees(3)989 Total23,905 Notes:(1) “Audit fees” represents the aggregate fees billed for the year listed above for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements, including audit fees relating to our global offering in connection with the listing on the Hong Kong Stock Exchange in 2022.(2) “Tax fees” represents the aggregate fees billed for the year listed above for professional services rendered by our principal accounting firm for tax compliance and tax advice.(3) “All other fees” represents the aggregate fees for services rendered by our principal accounting firm other than services reported under “Audit fees” and “Tax fees”.JOINT COMPANY SECRETARIESMr. ZHANG Jingjing (“Mr. Zhang”), our vice president of capital markets, was appointed as our joint company secretary with effect on the Listing Date. In order to uphold good corporate governance and ensure compliance with the Listing Rules and applicable Hong Kong laws, the Company has also appointed Ms. Wong Hoi Ting (“Ms. Wong”) of TMF Hong Kong Limited (a company secretarial services provider), to act as another joint company secretary and to provide assistance to Mr. Zhang for performing his duties as a company secretary of the Company. Ms. Wong’s primary contact person at the Company is Mr. Zhang.Since the Company was listed on the Hong Kong Stock Exchange in July 2022, Rule 3.29 of the Listing Rules was not applicable to the Company during the past fiscal year.

42 MINISO • ANNUAL REPORT 2022 Corporate Governance Report DIVIDEND POLICYOn August 19, 2021, the Board declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per Share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was approximately RMB304.7 million, which was funded by surplus cash on our balance sheet.On August 17, 2022, the Board declared a cash dividend in the amount of US$0.172 per ADS, or US$0.043 per Share, payable as of the close of business on September 9, 2022 to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was approximately RMB360.8 million, which was funded by surplus cash on our balance sheet.The Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China and overseas for our cash requirements, including any payment of dividends to our Shareholders. PRC and other regulations may restrict the ability of our subsidiaries to pay dividends to us. In particular, PRC laws require that dividends be paid by PRC companies only out of the profit for the year calculated according to PRC accounting principles. PRC laws also require a PRC company to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Pursuant to the PRC Company Law, each of our PRC subsidiaries may pay dividend from the after-tax profit after (i) it sets aside as general reserves at least 10% of its after-tax profit until the cumulative amount of its reserves reaches 50% of its registered capital, and (ii) any losses of such PRC subsidiary from prior fiscal years have been offset. Dividend distribution to our shareholders is recognized as a liability in the period in which the dividends are approved by our Shareholders or the Board, where appropriate.If we pay any dividends on our Shares, with respect to holders of the ADSs, our depositary, as the registered holder of Shares, will pay such amounts to the ADS holders to the same extent as holders of our Shares, in proportion to the Shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

43 ANNUAL REPORT 2022 • MINISO Corporate Governance Report COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONSThe Company believes that effective communication with Shareholders is essential for enhancing investor relations and investors’ understanding of the Group’s business, performance and strategies. The Company also recognizes the importance of timely and non-selective disclosure of corporate information which enables Shareholders and investors to make properly informed investment decisions.The annual general meeting of the Company provides an opportunity for Shareholders to communicate directly with the Directors. The chairman of the Board and the chairmen of the Board Committees will attend the annual general meetings to answer the Shareholders’ questions. The auditors of the Company will also attend the annual general meetings to answer questions about the conduct of the audit, the preparation and content of the auditor’s report, the accounting policies and auditor independence.To promote effective communication, the Company adopts a shareholders’ communication policy which aims at establishing a two-way relationship and communication between the Company and Shareholders and maintains a website at https://ir.miniso.com, where up-to-date information on the Company’s business operations and developments, financial information, corporate governance practices and other information are available for public access.SHAREHOLDERS RIGHTSSeparate resolutions are proposed at general meetings for substantially separate issues, including the election of Directors. Poll voting has been adopted for decision-making at Shareholders’ meetings. Details of poll voting procedures are included in the circular dispatched to Shareholders. The circular also includes relevant details of proposed resolutions and/or biographies of the Directors standing for election. The results of the voting are posted on the websites of the Company and the Hong Kong Stock Exchange in a timely manner after each general meeting of the Shareholders.CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALSShareholders may put forward proposals for consideration at the Company’s general meetings according to Articles of Association. Extraordinary general meetings of the Company may be convened on the written requisition of any one or more members holding, as at the date of deposit of the requisition, in aggregate shares representing not less than one-tenth of the paid up capital of the Company which carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists. If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing not less than one-tenth of the paid up capital of the Company which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.As regards proposing a person to stand for election as a Director, relevant procedures are available on the Company’s website.

44 MINISO • ANNUAL REPORT 2022

Corporate Governance Report

ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the joint company secretaries:

Address: 8/F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, China
Email: ir@miniso.com

For the avoidance of doubt, Shareholders must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholders may be disclosed as required by law.

CHANGE IN CONSTITUTIONAL DOCUMENTS

The Company adopted the Amended and Restated Memorandum and Articles of Association of the Company on July 11, 2022, which took effect from the Listing Date. Since the Listing Date and up to the date of this annual report, there was no change in the Amended and Restated Memorandum and Articles of Association of the Company.

ANNUAL REPORT 2022 • MINISO 45

Other Information

DISCLOSURE OF INTERESTS

Directors and Chief Executives

The Company was not listed on the Hong Kong Stock Exchange until July 2022. Divisions 7 and 8 of Part XV of the SFO and section 352 of the SFO were not applicable to the Directors or chief executives of the Company as of June 30, 2022.

As of the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code are set out below.

Interest in our Shares

Name	Capacity/Nature of interest	Number of issued Shares	Number of Shares underlying outstanding options/ restricted shares granted	Approximate % of shareholding in our Company[1]
Mr. Ye	Interest in controlled corporations/ founder of a discretionary trust/beneficiary of a trust/interest of spouse	789,405,061[2] (L)	–	62.3%
Mr. Li Minxin	Interest in controlled corporations/ founder of a discretionary trust/beneficiary of a trust	56,151,532[3] (L)	–	4.4%
Mr. Zhang Saiyin	Beneficial interest	–	7,898,800[4] (L)	0.6%
Ms. Xu Lili	Beneficial interest	–	20,000[5] (L)	0.002%
Mr. Zhu Yonghua	Beneficial interest	–	38,436[6] (L)	0.003%

Notes:

(1) The calculation is based on the total number of 1,267,152,555 Shares in issue as of the Latest Practicable Date. The letter "L" stands for long position.

(2) Represents (i) 328,290,482 Shares held by Mini Investment Limited; (ii) 203,265,382 Shares (including 8,800,000 Shares in the form of ADSs) held by YGF MC Limited; and (iii) 257,849,197 Shares held by YYY MC Limited. For further details of Mr. Ye's interest in our Company, please see the section headed "Substantial Shareholders" on the next page.

(3) Represents 56,151,532 Shares held by LMX MC LIMITED, a limited liability company incorporated under the laws of BVI. All shares of LMX MC LIMITED are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Li Minxin and his family members as beneficiaries. Mr. Li Minxin is both the settlor and the protector of the LMX Trust and is deemed to be the controlling person of LMX Trust. Under the SFO, Mr. Li Minxin is deemed to be interested in all the interests in our Company held by LMX MC Limited.

46 MINISO • ANNUAL REPORT 2022

Other Information

(4) Represents the beneficial interest in 7,898,800 Shares which underlines the outstanding restricted shares granted to him under the 2020 Share Incentive Plan.

(5) Represents the beneficial interest in 20,000 Shares which underlines the outstanding options granted to her under the 2020 Share Incentive Plan.

(6) Represents the beneficial interest in 20,000 Shares which underlines the outstanding options granted to him under the 2020 Share Incentive Plan, and 18,436 Shares as his remuneration.

Substantial Shareholders

The Company was not listed on the Hong Kong Stock Exchange until July 2022. Divisions 2 and 3 of Part XV of the SFO and section 336 of the SFO were not applicable to the substantial Shareholders as of June 30, 2022.

As of the Latest Practicable Date, the following persons (other than the Directors and chief executives whose interests have been separately disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Name	Capacity/Nature of interest	Number of Shares[1]	Approximate % of shareholding in our Company[1]
YYY MC Limited[2]	Beneficial interest	257,849,197 (L)	20.4%
YYY Development Limited[2]	Interest in controlled corporation	257,849,197 (L)	20.4%
YGF MC Limited[3]	Beneficial interest	203,265,382 (L)	16.0%
Mini Investment Limited[4]	Beneficial interest	328,290,482 (L)	25.9%
YGF Development Limited[4]	Interest in controlled corporation	328,290,482 (L)	25.9%
Mr. Ye[2][3][4][5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/ interest of spouse	789,405,061 (L)	62.3%
Ms. Yang[2][3][4][5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/ interest of spouse	789,405,061 (L)	62.3%

Notes:

(1) The calculation is based on the total number of 1,267,152,555 Shares in issue as of the Latest Practicable Date. The letter "L" stands for long position.

(2) YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited. A loan arrangement has been entered with an authorised institution as defined in the Banking Ordinance (the "**Loan Arrangement**"), pursuant to which the 257,849,197 Shares held by YYY MC Limited are subject to share pledge to another authorised institution as defined in the Banking Ordinance as security agent (the "**Security Agent**").

47 ANNUAL REPORT 2022 • MINISO Other Information (3) YGF MC Limited is wholly-owned by Mr. Ye. Pursuant to the Loan Arrangement, 133,889,560 Shares held by YGF MC Limited are subject to share pledge to the Security Agent; 60,575,822 Shares and 8,800,000 Shares (in the form of ADSs) held by YGF MC Limited are placed in escrow and are subject to negative pledge covenants and restrictions on disposal.(4) Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited. Pursuant to the Loan Arrangement, 328,290,482 Shares held by Mini Investment Limited, are placed in escrow and are subject to negative pledge covenants and restrictions on disposal.(5) Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.2020 SHARE INCENTIVE PLANThe 2020 Share Incentive Plan was first adopted by the Board in September 2020 and was further amended in June 2022, the amendments of which took effect upon the Listing. Since the Listing, the 2020 Share Incentive Plan was subject to Chapter 17 of the Listing Rules. The principal terms of the 2020 Share Incentive Plan, as amended, are as described below.PurposeThe purposes of the 2020 Share Incentive Plan are to attract and retain qualified personnel, provide incentives to employees, consultants and directors of our Group, and promote the success of our business.Eligible ParticipantsEligible participants include employees, consultants, and directors of our Group (the “Participants”). The plan administrator may, from time to time, select from among all Participants to whom awards in the form of share options (the “Options”), a right to purchase restricted Shares (the “Restricted Shares”) or a right to purchase restricted Shares units (collectively, the “Awards”), will be granted and will determine the nature and amount of each option.Maximum Number of SharesThe maximum aggregate number of Shares that may be issued is 147,301,128 Shares of which only up to 71,485,122 Shares may be issued pursuant to Awards granted in the form of Options.As of September 30, 2022, our Company had granted Awards in the form of Options and Restricted Shares pursuant to the 2020 Share Incentive Plan representing a total of 86,497,748 underlying Shares (including those that have been exercised but excluding those that were terminated or lapsed and reverted to the award pool). As such, our Company may grant further Awards representing a total of 60,803,380 Shares pursuant to the 2020 Share Incentive Plan, of which only up to 48,527,444 Shares may be issued pursuant to Awards granted in the form of Options and Restricted Shares.The total number of Shares which may be issued upon exercise of all Options that may be granted in aggregate does not exceed 10% of the total number of Shares in issue and is subject to an annual limit of 3% of the total number of Shares in issue in any financial year.

48 MINISO • ANNUAL REPORT 2022 Other Information Remaining Life and Option PeriodThe 2020 Share Incentive Plan commenced in September 2020 and shall continue in effect for a term of ten years unless terminated earlier under the terms of the 2020 Share Incentive Plan.The plan administrator shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any option granted under the 2020 Share Incentive Plan shall not exceed ten years. The plan administrator shall also determine any conditions, if any, that must be satisfied before all or part of an option may be exercised. There is no minimum period for which an option must be held before it can be exercised.Limit for Each ParticipantUnless approved by the Shareholders in general meeting, the total number of Shares issued and to be issued upon the exercise of Options granted and to be granted under the 2020 Share Incentive Plan and any other plan of our Company to an eligible participant within any 12-month period shall not exceed 1% of the Shares issued and outstanding at the date of any grant.Exercise PriceThe plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of our Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of our Company are listed for the five business days immediately preceding the date of grant.Outstanding Options and Restricted Shares GrantedAs of September 30, 2022, the number of underlying Shares pursuant to the outstanding Options granted amounted to 8,072,844 Shares, representing 0.64% of the issued and outstanding Shares as of September 30, 2022. The outstanding Options are held by 191 grantees. Up to a maximum of 54,715,080 Shares may be further issued upon the exercise of the Options to be granted under the 2020 Share Incentive Plan. Of the 8,072,844 Options, 2,348,626 have vested and 5,724,218 remained unvested as of September 30, 2022. All the Options under the 2020 Share Incentive Plan were granted between January 16, 2020 and October 15, 2021 (both days inclusive). The exercise price of the Options granted under the 2020 Share Incentive Plan is US$0.00 per Share or US$0.036 per Share.As of September 30, 2022, no restricted Share unit has been granted under the 2020 Share Incentive Plan.

ANNUAL REPORT 2022 • MINISO 49

Other Information

Details of movements of Options granted to grantees who are Directors and senior management of the Company and other grantees (who are not Directors or members of the senior management or connected persons of the Company) under the 2020 Share Incentive Plan from June 30, 2022 to September 30, 2022 (the "**Reported Period**") are as follows:

Name or category of grantee	Date of grant	Vesting period	Exercise period	Exercise price	Number of Options outstanding as of June 30, 2022	Number of Options granted during the Reported Period	Number of Options exercised during the Reported Period	Number of Options cancelled/ lapsed during the Reported Period	Number of Options outstanding as of September 30, 2022
Xu Lili	October 15, 2020	50% of the number of Shares shall become fully vested upon grant and 50% of the number of Shares shall become fully vested after 1 year of the date of grant	Maximum exercisable term is ten years from the date of grant	US$0.00 per Share	20,000	-	-	-	20,000
Zhu Yonghua	October 15, 2020	50% of the number of Shares shall become fully vested upon grant and 50% of the number of Shares shall become fully vested after 1 year of the date of grant		US$0.00 per Share	20,000	-	-	-	20,000
	October 15, 2021				18,436	-	-	-	18,436
Other grantees (in aggregate)	January 16, 2020 September 27, 2020	5 years		US$0.036 per Share	8,860,056	-	150,648	695,000	8,014,408
Total					8,918,492	-	150,648	695,000	8,072,844

As of September 30, 2022, the number of outstanding Restricted Shares granted amounted to 66,256,428 Shares, representing approximately 5.23% of the issued and outstanding Shares as of September 30, 2022. The outstanding Restricted Shares were held by 70 grantees as of September 30, 2022.

50 MINISO • ANNUAL REPORT 2022

Other Information

Details of movements of Restricted Shares granted to grantees who are Directors and senior management of the Company and other grantees (who are not Directors or members of the senior management or connected persons of the Company) under the 2020 Share Incentive Plan during the Reported Period are as follows:

Name or category of grantee	Date of grant	Vesting period	Purchase price	Number of Restricted Shares outstanding as of June 30, 2022	Number of Restricted Shares granted during the Reported Period	Number of Restricted Shares sold during the Reported Period	Number of Restricted Shares cancelled/ lapsed during the Reported Period	Number of Restricted Shares outstanding as of September 30, 2022
Zhang Saiyin	December 26, 2019	100% of the Shares shall become fully vested upon grant	US$0.036 per Share	7,898,800	-	-	-	7,898,800
Dou Na				11,979,800	-	-	-	11,979,800
Other grantees (in aggregate)				46,657,420	-	235,840	43,752	46,377,828
Total				66,536,020	-	235,840	43,752	66,256,428

Further details of the 2020 Share Incentive Plan are set out in Note 31 to the consolidated financial statements.

For further details of the list of grantees of the Options and Restricted Shares as of the latest practicable date of the Prospectus, please refer to section headed "Statutory and General Information" of the Prospectus.

PURCHASE, SALE, CANCELLATION OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or on NYSE during the Relevant Period, except for the purchase of 9,090 ADSs from the NYSE representing a total of 36,360 Shares at an average price of US$1.39 per Share for the benefit of the Company's ESOP platforms pursuant to its currently effective share incentive plan. Details are set out in Note 39(c) to the consolidated financial statements.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

Our Shares were listed on the Main Board of the Hong Kong Stock Exchange on July 13, 2022. The net proceeds from the Global Offering were approximately HK$482.1 million. As of the Latest Practicable Date, there was no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

As at the Latest Practicable Date, no net proceeds from the Global Offering had been utilised since the Listing Date.

51 ANNUAL REPORT 2022 • MINISO Other Information The Company intends to use the net proceeds in the same matter and proportion as set out below: Use of ProceedsPercentage of total net proceeds (in the same proportion as stated in the Prospectus) (%)Amount of net proceeds for the relevant use (in the same proportion as stated in the Prospectus) (HK$ million)Amount of net proceeds utilized as of the Latest Practicable Date (HK$ million)Amount not yet utilized as of the Latest Practicable Date (HK$ million) (A) Store network expansion and upgrade25%120.50120.5(B) Supply chain improvement and product development20%96.4096.4(C) Strengthen our technology capabilities20%96.4096.4(D) Invest in brand promotion and incubation20%96.4096.4(E) Capital expenditures, which may include, among others, acquisitions of, or investments in, businesses or assets that complement our business5%24.1024.1(F) Working capital and general corporate purposes10%48.2048.2 MATERIAL LITIGATIONThe Company was not involved in any material litigation or arbitration during the fiscal year ended June 30, 2022. Save as set out in Note 39 to the consolidated financial statements, the Directors are not aware of any material litigation or claims that are pending or threatened against the Group during the Relevant Period.APPROVAL OF ANNUAL REPORTThe annual report and the consolidated financial statements of the Group for the fiscal year ended June 30, 2022 were approved and authorised for issue by the Board on October 19, 2022.

52 MINISO • ANNUAL REPORT 2022 Independent Auditor’s Report Independent auditors report to the shareholders of MINISO Group Holding Limited(incorporated in the Cayman Islands with limited liability)OPINIONWe have audited the consolidated financial statements of MINISO Group Holding Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 57 to 158, which comprise the consolidated statement of financial position as at June 30, 2022, the consolidated statement of profit or loss, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at June 30, 2022 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.BASIS FOR OPINIONWe conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in Cayman Islands, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

ANNUAL REPORT 2022 • MINISO 53

Independent Auditor's Report

KEY AUDIT MATTERS

Key audit matter is the matter that, in our professional judgement, was of most significance in our audit of the consolidated financial statements of the current period. The matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Assessment of write-down of inventories

Refer to note 20 to the consolidated financial statements and the accounting policies on page 77.

The Key Audit Matter	How the matter was addressed in our audit
The Group had inventories of RMB1,188 million as of June 30, 2022. Inventories are carried at the lower of cost or net realizable value. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Company considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated future pricing strategies. We identified the assessment of write-down of inventories as a key audit matter because a high degree of subjective auditor judgment was required in evaluating the assumptions used to estimate the write-down of inventories. These assumptions include the forecasted future product demand and the estimated selling prices in future promotion events.	Our audit procedures to address this key audit matter included the following: • We evaluated the design and tested the operating effectiveness of certain internal controls over the Group's process in assessing the write-down of inventories. These included controls related to the Group's estimation of forecasted future product demand and the estimated selling prices in future promotion events. • We compared the prior period forecasted future product demand to actual results to assess the Group's ability to accurately forecast. • We evaluated the Group's forecasted future product demand for a selection of inventory items by considering historical sales trends and any known changes that would impact future product demand. • We evaluated the Group's assessment of the estimated selling prices in future promotion events for a selection of inventory items based on historical pricing trends and the anticipated markdowns in planned promotion events.

54 MINISO • ANNUAL REPORT 2022 Independent Auditor’s Report INFORMATION OTHER THAN THE CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS REPORT THEREONThe directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTSThe directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

55 ANNUAL REPORT 2022 • MINISO Independent Auditor’s Report AUDITORS RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTSOur objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.• Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

56 MINISO • ANNUAL REPORT 2022

Independent Auditor's Report

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Chung Kai Ming.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

October 19, 2022

ANNUAL REPORT 2022 • MINISO 57

Consolidated Statement of Profit or Loss

(Expressed in thousands of Renminbi, except for per share data)

	Note	For the year ended June 30, 2021 RMB'000	2022 RMB'000
Revenue	5	9,071,659	**10,085,649**
Cost of sales	7	(6,640,973)	**(7,015,888)**
Gross profit		2,430,686	**3,069,761**
Other income	6	52,140	**25,931**
Selling and distribution expenses	7	(1,206,782)	**(1,442,339)**
General and administrative expenses	7	(810,829)	**(816,225)**
Other net (loss)/income	8	(40,407)	**87,308**
Credit loss on trade and other receivables		(20,832)	**(28,924)**
Impairment loss on non-current assets		(2,941)	**(13,485)**
Operating profit		401,035	**882,027**
Finance income		40,433	**66,344**
Finance costs		(28,362)	**(33,396)**
Net finance income	9	12,071	**32,948**
Fair value changes of redeemable shares with other preferential rights	29	(1,625,287)	**–**
Share of loss of an equity-accounted investee, net of tax		(4,011)	**(8,162)**
(Loss)/profit before taxation		(1,216,192)	**906,813**
Income tax expense	10	(213,255)	**(267,070)**
(Loss)/profit for the year		(1,429,447)	**639,743**
Attributable to:			
Equity shareholders of the Company		(1,415,010)	**638,170**
Non-controlling interests		(14,437)	**1,573**
(Loss)/profit for the year		(1,429,447)	**639,743**
(Loss)/earnings per share			
Basic (loss)/earnings per share (RMB)	11	(1.18)	**0.53**
Diluted (loss)/earnings per share (RMB)	11	(1.18)	**0.52**

The notes on pages 65 to 158 form part of these consolidated financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit for the year are set out in note 30(d).

58 MINISO • ANNUAL REPORT 2022 Consolidated Statement of Profit or Loss and Other Comprehensive Income(Expressed in thousands of Renminbi, except for per share data) For the year ended June 30,20212022NoteRMB’000RMB000(Loss)/profit for the year(1,429,447)639,743 Items that may be reclassified subsequently to profit or loss:Exchange differences on translation of financial statements of foreign operations12(16,548)40,494 Other comprehensive (loss)/income for the year(16,548)40,494 Total comprehensive (loss)/income for the year(1,445,995)680,237 Attributable to:Equity shareholders of the Company(1,429,621)677,667Non-controlling interests(16,374)2,570 Total comprehensive (loss)/income for the year(1,445,995)680,237 The notes on pages 65 to 158 form part of these consolidated financial statements.

ANNUAL REPORT 2022 • MINISO 59

Consolidated Statement of Financial Position

(Expressed in thousands of Renminbi)

	Note	As at June 30, 2021 RMB'000	2022 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	13	76,316	**419,894**
Right-of-use assets	14	689,887	**2,342,589**
Intangible assets	15	61,005	**43,066**
Goodwill	16	19,640	**19,388**
Deferred tax assets	10(c)	168,552	**154,333**
Other receivables		–	**28,274**
Prepayments	17	138,481	**201,682**
Interest in an equity-accounted investee	18	352,062	**–**
		1,505,943	**3,209,226**
Current assets			
Other investments	19	102,968	**210,523**
Inventories	20	1,496,061	**1,188,095**
Trade and other receivables	21	824,725	**1,056,198**
Cash and cash equivalents	22	6,771,653	**5,348,492**
Restricted cash	23	3,680	**32,376**
Term deposits		–	**236,878**
		9,199,087	**8,072,562**
Total assets		10,705,030	**11,281,788**
EQUITY			
Share capital	30(a)	92	**92**
Additional paid-in capital	30(a)	8,289,160	**7,982,824**
Other reserves	30(b)	928,005	**993,307**
Accumulated losses		(2,558,291)	**(1,944,581)**
Equity attributable to equity shareholders of the Company		6,658,966	**7,031,642**
Non-controlling interests		(6,812)	**(4,242)**
Total equity		6,652,154	**7,027,400**

60 MINISO • ANNUAL REPORT 2022

Consolidated Statement of Financial Position

(Expressed in thousands of Renminbi)

	Note	2021 RMB'000	2022 RMB'000
		As at June 30,	
LIABILITIES			
Non-current liabilities			
Contract liabilities	5	59,947	**51,658**
Loans and borrowings	25	6,925	**6,503**
Lease liabilities	27	483,144	**393,068**
Deferred income	28	20,005	**14,488**
		570,021	**465,717**
Current liabilities			
Loans and borrowings	25	13,669	**445**
Trade and other payables	26	2,809,182	**3,072,991**
Contract liabilities	5	266,919	**361,522**
Lease liabilities	27	321,268	**257,997**
Deferred income	28	6,060	**6,295**
Current taxation		65,757	**89,421**
		3,482,855	**3,788,671**
Total liabilities		4,052,876	**4,254,388**
Total equity and liabilities		10,705,030	**11,281,788**

Approved and authorized for issue by the board of directors on October 19, 2022.

Ye Guofu
Executive Director and Chairman

Zhang Saiyin
Executive Director and Chief Financial Officer

The notes on pages 65 to 158 form part of these consolidated financial statements.

ANNUAL REPORT 2022 • MINISO 61

Consolidated Statement of Changes in Equity

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company										
	Note	Share capital RMB'000 Note 30(a)	Additional paid-in capital RMB'000 Note 30(a)	Merger reserve RMB'000 Note 30(b)(i)	Treasury shares RMB'000 Note 30(b)(v)	Share-based payment reserve RMB'000 Note 30(b)(iii)	Translation reserve RMB'000 Note 30(b)(ii)	PRC statutory reserve RMB'000 Note 30(b)(iv)	Accumulated losses RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total (deficit)/ equity RMB'000
Balance at July 1, 2020		69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)
Changes in equity for the year ended June 30, 2021												
Loss for the year		-	-	-	-	-	-	-	(1,415,010)	(1,415,010)	(14,437)	(1,429,447)
Other comprehensive loss for the year		-	-	-	-	-	(14,611)	-	-	(14,611)	(1,937)	(16,548)
Total comprehensive loss for the year		-	-	-	-	-	(14,611)	-	(1,415,010)	(1,429,621)	(16,374)	(1,445,995)
Capital injection from shareholders		1	1,193	-	-	-	-	-	-	1,194	-	1,194
Consolidation of special purpose vehicles	30(b)(v)	-	973	-	(973)	-	-	-	-	-	-	-
Issuance of ordinary shares relating to initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	30(a)(iii)	9	4,178,851	-	-	-	-	-	-	4,178,860	-	4,178,860
Release of ordinary shares from share award scheme	30(a)(v)	5	(18,065)	-	18,060	-	-	-	-	-	-	-
Conversion of Series A preferred shares into Class A ordinary shares	29/30(a)(iv)	8	3,963,835	-	-	-	-	-	-	3,963,843	-	3,963,843
Equity settled share-based transactions	30(b)(iii)	-	-	-	-	281,319	-	-	-	281,319	-	281,319
Appropriation to statutory reserve	30(b)(iv)	-	-	-	-	-	-	18,226	(18,226)	-	-	-
Acquisition of a subsidiary with non-controlling interests		-	-	-	-	-	-	-	-	-	(4,021)	(4,021)
Balance at June 30, 2021		92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154

The notes on pages 65 to 158 form part of these consolidated financial statements.

62 MINISO • ANNUAL REPORT 2022

Consolidated Statement of Changes in Equity

(Expressed in thousands of Renminbi)

	Note	Attributable to equity shareholders of the Company										
		Share capital RMB'000 Note 30(a)	Additional paid-in capital RMB'000 Note 30(a)	Merger reserve RMB'000 Note 30(b)(i)	Treasury shares RMB'000 Note 30(b)(v)	Share-based payment reserve RMB'000 Note 30(b)(iii)	Translation reserve RMB'000 Note 30(b)(ii)	PRC statutory reserve RMB'000 Note 30(b)(iv)	Accumulated losses RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
Balance at July 1, 2021		92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154
Changes in equity for the year ended June 30, 2022												
Profit for the year		-	-	-	-	-	-	-	638,170	638,170	1,573	639,743
Other comprehensive income for the year		-	-	-	-	-	39,497	-	-	39,497	997	40,494
Total comprehensive income for the year		-	-	-	-	-	39,497	-	638,170	677,667	2,570	680,237
Dividend declared	30(d)	-	(306,255)	-	-	-	-	-	-	(306,255)	-	(306,255)
Exercise of options	30(a)(v)	-	589	-	-	-	-	-	-	589	-	589
Release of ordinary shares from share award scheme	30(a)(v)	-	(670)	-	670	-	-	-	-	-	-	-
Repurchase of shares	30(b)(v)	-	-	-	(82,160)	-	-	-	-	(82,160)	-	(82,160)
Equity settled share-based transactions	30(b)(iii)	-	-	-	-	82,835	-	-	-	82,835	-	82,835
Appropriation to statutory reserve	30(b)(iv)	-	-	-	-	-	-	24,460	(24,460)	-	-	-
Balance at June 30, 2022		92	7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

The notes on pages 65 to 158 form part of these consolidated financial statements.

ANNUAL REPORT 2022 • MINISO 63

Consolidated Statement of Cash Flows

(Expressed in thousands of Renminbi)

	Note	For the year ended June 30, 2021 RMB'000	2022 RMB'000
Cash flows from operating activities			
Cash generated from operations	24(a)	1,111,031	**1,636,392**
Income tax paid		(194,711)	**(230,130)**
Net cash from operating activities		916,320	**1,406,262**
Cash flows from investing activities			
Payment for purchases of property, plant, equipment and intangible assets		(180,279)	**(290,108)**
Payment for acquisition of land use right		–	**(944,099)**
Proceeds from disposal of property, plant and equipment and intangible assets		4,323	**351**
Payments for purchases of other investments		(28,887,790)	**(12,627,323)**
Proceeds from disposal of other investments		28,787,790	**12,525,477**
Placement of term deposits		–	**(236,878)**
Interest income		40,433	**66,344**
Investment income from other investments		66,837	**63,801**
Proceeds from repayment from related parties		14,713	**–**
Payments for investment in an equity-accounted investee		(356,000)	**–**
Acquisition of a subsidiary, net of cash acquired	32(b)	(8,824)	**(683,483)**
Net cash used in investing activities		(518,797)	**(2,125,918)**
Cash flows from financing activities			
Proceeds from capital injection from shareholders, subscription of restricted shares and exercise of options		2,795	**589**
Proceeds from initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		4,178,860	**–**
Proceeds from loans and borrowings	24(b)	313	**–**
Repayment of loans and borrowings	24(b)	(416,588)	**(5,295)**
Repayment to the controlling shareholder		(11,946)	**–**
Payment of capital element and interest element of lease liabilities	24(b)	(215,762)	**(317,017)**
Payments of repurchase of shares		–	**(82,160)**
Prepayments for repurchase of shares		–	**(3,375)**
Interest paid	24(b)	(1,488)	**(1,000)**
Dividends paid	30(d)	–	**(306,255)**
Payments of listing expenses relating to Hong Kong public offering		–	**(19,046)**
Net cash from/(used in) financing activities		3,536,184	**(733,559)**

64 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi)Consolidated Statement of Cash Flows For the year ended June 30,20212022NoteRMB’000RMB000Net increase/(decrease) in cash and cash equivalents3,933,707(1,453,215)Cash and cash equivalents at the beginning of the year2,853,9806,771,653Effect of movements in exchange rates on cash held(16,034)30,054 Cash and cash equivalents at the end of the year226,771,6535,348,492 The notes on pages 65 to 158 form part of these consolidated financial statements.

65 ANNUAL REPORT 2022 • MINISO Notes to the Consolidated Financial Statements(Expressed in thousands of Renminbi, unless otherwise indicated) 1 GENERAL INFORMATION AND BASIS OF PREPARATION1.1 General informationMINISO Group Holding Limited (the “Company”) was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company completed its initial public offering (“IPO”) on October 15, 2020 and the Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since then. Each ADS of the Company represents four ordinary shares. The Company’s shares have been listed on The Stock Exchange of Hong Kong Limited since July 13, 2022.The Company and its subsidiaries (together, the “Group”) are principally engaged in the retail and wholesale of lifestyle and pop toy products across the People’s Republic of China (the “PRC”) and other countries in Asia, America, and Europe, etc. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries.

66 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

1 GENERAL INFORMATION AND BASIS OF PREPARATION (continued)

1.2 Basis of preparation

The Group has adopted June 30 as its financial year end date.

The consolidated financial statements for the year ended June 30, 2022 comprise the Company and its subsidiaries and the Group's interest in an associate.

Set out below was a list of the Company's principal subsidiaries as at June 30, 2022:

Company name	Place of incorporation/ establishment and business	Registered/issued and paid-up capital	Group's effective interest (direct or indirect)	Principal activities
MINISO Universal Holding Limited	BVI	USD1.00/-	100%	Investment holding
MINISO Global Holding Limited	Hong Kong	USD1.00/-	100%	Investment holding
MINISO Development HK	Hong Kong	HKD10,000/-	100%	Investment holding and wholesale of lifestyle products
MINISO Investment Hong Kong Limited	Hong Kong	HKD80,100,000/ HKD80,100,000	100%	Investment holding
MINISO HK	Hong Kong	HKD350,000,000/ HKD350,000,000	100%	Wholesale of lifestyle products
MINISO Guangzhou 名創優品（廣州）有限責任公司	PRC	RMB146,862,372/ RMB139,693,019	100%	Wholesale and retail of lifestyle products
MINISO (Hengqin) Enterprise Management Co., Ltd. 名創優品（横琴）企業管理有限公司	PRC	RMB10,000,000/-	100%	Brand licensing
MINISO International (Guangzhou) Co., Ltd. 名創優品國際（廣州）有限公司	PRC	RMB65,000,000/ RMB65,000,000	100%	Wholesale of lifestyle products
MINISO Youxuan Technology (Guangzhou) Co., Ltd. 名創優選科技（廣州）有限公司	PRC	RMB10,000,000/ RMB5,000,000	100%	Online sales of lifestyle products
Pt. MINISO Lifestyle Trading Indonesia	Indonesia	IDR53,289,350,000/ IDR53,289,350,000	67%	Wholesale and retail of lifestyle products
MINISO Life Style Private Limited	India	INR669,540,570/ INR669,540,570	100%	Wholesale and retail of lifestyle products
USA MINISO Depot Inc.	United States	USD19,737,961/ USD19,737,961	100%	Wholesale and retail of lifestyle products
MIHK Management Inc.	Canada	CAD100/CAD100	100%	Wholesale and retail of lifestyle products
TOP TOY (Guangdong) Cultural Creativity Co., Ltd. Formerly known as TOP TOY (Guangdong) Technology Co., Ltd.) 那是家大潮玩（廣東）文化創意有限公司	PRC	RMB5,000,000/-	100%	Wholesale and retail of pop toy products
Mingyou Industrial Investment (Guangzhou) Co., Ltd. 名優產業投資（廣州）有限公司	PRC	RMB2,300,000,000/ RMB2,100,000,000	100%	Development of headquarters building

ANNUAL REPORT 2022 • MINISO 67

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Significant accounting policies adopted by the Group are disclosed below. The Group has consistently applied these accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2(c) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

(b) Basis of measurement

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments and redeemable shares with other preferential rights are stated at their fair value as explained in Note 2(m), Note 2(o) and Note 2(p).

(c) Changes in accounting policies

The Group has also applied the following amendments to IFRSs issued by the IASB to these financial statements that are first effective for the current accounting period of the Group:

- Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform – Phase 2

The adoption of the above amendments to IFRSs did not have a material impact on the consolidated financial statements of the Group.

The new and revised IFRSs issued by the IASB which are not yet effective for the current accounting period are set out in Note 38.

68 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(d) Basis of consolidation(i) Subsidiaries and non-controlling interestsSubsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Non-controlling interests are measured initially at their proportionate share of the subsidiary’s net identifiable assets at the date of acquisition.Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost.In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2(h)(ii)).

69 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(d) Basis of consolidation (continued)(ii) Interest in an equity-accounted investeeThe Group’s interest in an equity-accounted investee comprises interest in an associate.An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.An investment in an associate is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see Note 2(h)(ii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of profit or loss, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income.When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Group’s net investment in the associate, after applying the ECL model to such other long-term interests where applicable (see Note 2(h)(i)).In the Company’s statement of financial position, investment in an associate is stated at cost less impairment losses (see Note 2(h)(ii)).(iii) GoodwillGoodwill represents the excess of(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over(ii) the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see Note 2(h)(ii)).On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

70 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(d) Basis of consolidation (continued)(iv) Business combinationsExcept for the business combinations under common control as stated below, the Group accounts of business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see Note 2(d)(i)). In determining whether a particular set of activities and assets is a business, the Group assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset of group of similar identifiable assets.Business combinations involving entities under common controlThe consolidated financial statements incorporate the financial statement items of the combining entities or businesses in which the common control combination occurs as if they had been consolidated from the date when the combining entities or businesses first came under the control of Mr. Ye Guofu and his spouse Ms. Yang Yunyun (the “Controlling Shareholders”).The assets and liabilities of the combining entities or businesses are consolidated at the carrying amounts previously recognized from the perspective of Controlling Shareholders.The consolidated statements of profit or loss and profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been consolidated at the earliest balance sheet date presented or when they first came under common control, whichever is later.Differences between the total consideration paid and the capital of the entities acquired under common control are presented as merger reserve.(v) Asset acquisitionGroups of assets acquired and liabilities assumed are assessed to determine if they are business or asset acquisitions. On an acquisition-by-acquisition basis, the Group chooses to apply a simplified assessment of whether an acquired set of activities and assets is an asset rather than business acquisition, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.When a group of assets acquired and liabilities assumed do not constitute a business, the overall acquisition cost is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition. An exception is when the sum of the individual fair values of the identifiable assets and liabilities differs from the overall acquisition cost. In such case, any identifiable assets and liabilities that are initially measured at an amount other than cost in accordance with the Group’s policies are measured accordingly, and the residual acquisition cost is allocated to the remaining identifiable assets and liabilities based on their relative fair values at the date of acquisition.

ANNUAL REPORT 2022 • MINISO 71

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(v) Asset acquisition (continued)

When acquiring assets by obtaining a controlling interest in a legal entity that does not constitute a business as a step acquisition, the previously held equity interest is included as part of the cost of the acquisition and is not remeasured.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (see Note 2(h)(ii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

No depreciation is provided in respect of the construction in progress.

The estimated useful lives of property, plant and equipment are as follows:

Apartments	30 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office equipment	2 – 5 years
Store operating equipment	2 – 5 years
Motor vehicles	3 – 5 years
Moulds	1 – 2 years

Amortization methods, useful lives and residual values, if any, are reviewed at each reporting date and adjusted if appropriate.

72 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(f) Intangible assetsIntangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses (see Note 2(h)(ii)).Amortization is calculated write off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in profit or loss. Their estimated useful lives of intangible assets are as follows:Software5 yearsAmortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.(g) Leased assetsAt inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.As a lesseeWhere the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets which, for the Group are primarily staff apartments with lease term of less than 12 months. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)). Depreciation is calculated to write off the cost of items of right-of-use assets, using the straight-line method over the unexpired lease term.

73 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(g) Leased assets (continued)As a lessee (continued)The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions that occurred as a direct consequence of the COVID-19 pandemic and met the conditions set out in paragraph 46B of IFRS 16 Leases. In such cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognized the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.The Group presents right-of-use assets and presents lease liabilities separately in the consolidated statements of financial position.(h) Credit losses and impairment of assets(i) Credit losses from financial instrumentsThe Group recognizes a loss allowance for expected credit losses (ECLs) on financial assets measured at amortized cost (including cash and cash equivalents, restricted cash, trade and other receivables).Other investments { financial assets measured at fair value through profit or loss are not subject to the ECL assessment.Measurement of ECLsECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:• fixed-rate financial assets and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof.The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

74 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(h) Credit losses and impairment of assets (continued)(i) Credit losses from financial instruments (continued)Measurement of ECLs (continued)ECLs are measured on either of the following bases:• 12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and• lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.Significant increases in credit riskIn assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or (ii) the financial asset is 30 days past due. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:• failure to make payments of principal or interest on their contractually due dates;• an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);• an actual or expected significant deterioration in the operating results of the debtor; and• existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

75 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(h) Credit losses and impairment of assets (continued)(i) Credit losses from financial instruments (continued)Basis of calculation of interest incomeInterest income recognized in accordance with Note 2(u)(v) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.Evidence that a financial asset is credit-impaired includes the following observable events:• significant financial difficulties of the debtor;• a breach of contract, such as a default or past due event;• it is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;• significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or• the disappearance of an active market for a security because of financial difficulties of the issuer.Write-off policyThe gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

76 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(h) Credit losses and impairment of assets (continued)(ii) Impairment of non-current assetsInternal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:• property, plant and equipment;• right-of-use assets;• intangible assets;• goodwill;• interest in an equity-accounted investee; and• investments in subsidiaries in the Company’s statement of financial position.If any such indication exists, the asset’s recoverable amount is estimated.• Calculation of recoverable amountThe recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).• Recognition of impairment lossesAn impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).• Reversals of impairment lossesAn impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount of an asset.A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment losses are credited to profit or loss in the periods in which the reversals are recognized.

77 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(i) InventoriesInventories are finished goods which are held for sale, including the products placed at franchisees’ stores, and low value consumables to be consumed in the ordinary course of business.Inventories are carried at the lower of cost and net realizable value.Cost of inventories is calculated using the weighted average method.Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.The amount of any write-down of inventories to net realizable value is recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.Loss of inventories is recognized as an expense in the period the loss occurs. For the products placed at franchisees’ stores, the Group bears inventory loss up to a pre-determined loss rate as agreed with franchisees. The Group requires compensations from franchisees for the inventory losses in excess of the pre-determined loss rate.(j) Contract liabilitiesA contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(u)). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2(k)).For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2(u)).(k) Trade and other receivablesA receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see Note 2(h)(i)).

78 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(h)(i).

(m) Other investments

Other investments are classified as measured at fair value through profit or loss (FVPL). Changes in the fair value of the investments are recognized in profit or loss.

(n) Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares are recognized in equity as a deduction, net of tax, from the proceeds.

Redeemable shares with other preferential rights are classified as liabilities (see Note 2(p)).

(p) Redeemable shares with other preferential rights

Redeemable shares with other preferential rights are redeemable at the request of the holders upon the occurrence of certain redemption events as agreed in the corresponding shareholders' agreement.

Redeemable shares with other preferential rights are classified as financial liabilities at fair value through profit or loss. Any transaction costs are recognized as finance costs in the consolidated statements of profit or loss.

Subsequent to initial recognition, the redeemable shares with other preferential rights are carried at fair value with changes in fair value recognized in the consolidated statements of profit or loss.

(q) Interest-bearing borrowings

Interest-bearing borrowings are measured initially at fair value less transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group's accounting policy for borrowing costs (see Note 2(w)).

79 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(r) Employee benefits(i) Short term employee benefitsShort-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.(ii) Contributions to defined contribution plansPursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in mainland China participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.The Group also participates in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the “MPF Scheme”) for all employees in Hong Kong, which is a defined contribution retirement scheme. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. Contributions to the plan vest immediately. There are no forfeited contributions for the MPF Scheme as the contributions are fully vested to the employees upon payment to the scheme. The assets of this pension scheme are held separately from those of the Group in independently administered funds.The Group participates in various defined contribution retirement benefit plans which are available to all other overseas subsidiaries. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a fund and the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group’s contributions to the defined contribution plans are expensed as incurred.(iii) Share-based paymentsThe Group operates certain equity-settled share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments of the Group.The fair value of share awards granted to employees is recognized as an employee cost with a corresponding increase in the share-based payment reserve. The fair value is measured at grant date, taking into account the terms and conditions upon which the shares or share options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the shares or share options, the total estimated fair value of the shares or share options is spread over the vesting period, taking into account the probability that the shares or share options will vest.During the vesting period, the number of shares that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of shares that vest (with a corresponding adjustment to equity). For shares granted, the equity amount is transferred from share-based payment reserve to share premium.

80 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(r) Employee benefits (continued)(iii) Share-based payments (continued)If new equity instruments are granted to the employee and, on the date when those new equity instruments are granted, the entity identifies the new equity instruments granted as replacement equity instruments for the cancelled equity instruments, the entity shall account for the granting of replacement equity instruments in the same way as a modification of the original grant of equity instruments.At the date the replacement awards are granted, the entity accounts for any incremental fair value in addition to the grant-date fair value of the original award. The incremental fair value is the difference between the fair value of the replacement award and the net fair value of the cancelled award, both measured at the date on which the replacement award is issued. The net fair value is the fair value of the cancelled award measured immediately before the cancellation, less any payment made to the employees on cancellation.The Group recognizes the effects of modifications that increase the total fair value of the share-based payment arrangement or are otherwise beneficial to the employee. If the Group modifies the terms or conditions of the share awards granted without reducing the number of equity instruments granted in a manner that reduces the total fair value of the share-based payment arrangement, or is not otherwise beneficial to the employee, the Group nevertheless continues to recognize as a minimum the original grant date fair value of the equity instruments granted (unless those equity instruments are forfeited) as if that modification had not occurred.(iv) Termination benefitsTermination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognizes restructuring costs involving the payment of termination benefits.(s) Income taxIncome tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of each reporting period, and any adjustment to tax payable in respect of previous periods. The amount of current tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Deferred tax is not recognized for:• temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss); and• temporary differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

81 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(s) Income tax (continued)Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, the future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.Deferred tax assets and deferred tax liabilities are offset if all of the following conditions are met:• the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities;• they relate to income taxes levied by the same taxation authority on either:• the same taxable entity; or• different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

82 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Provisions and contingent liabilities

Provisions are recognized when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of products and the provision of services.

Revenue is recognized when control over the product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled in exchange for the satisfaction of a specific performance obligation, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any sales rebates and sales return.

The Group allocates the transaction price expected to be received from franchisees or distributors to different performance obligations based on their relative standalone selling prices. In particular, the consideration in arrangements with franchisees and distributors includes sales-based amounts. Such sales-based amounts are excluded from the transaction price until the sales by franchisees have occurred and would be allocated entirely to the franchise/distributor license fees as they relate entirely to the Group's promise to provide franchisees/distributors access to the Group's brand name and trademarks.

The Group takes advantage of the practical expedient in paragraph 63 of IFRS 15 and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less.

Further details of the Group's revenue and other income recognition policies are as follows:

(i) Sales of products

Retail sales in self-operated stores

Revenue from retail sales to customers in self-operated stores is recognized at the point when the end customer takes possession of and pays for the products.

Product sales to franchisees

The Group has entered into a series of agreements with certain franchisees, primarily in the PRC and Indonesia, which mainly include a license agreement and a sales agreement (collectively "Franchise Agreements"), whereby the franchisees are licensed to operate the franchised stores and are authorized to sell, in their own retail stores, the products that they have purchased from the Group. Revenue from sales to these franchisees is recognized at the point when they obtain the legal title of the product and become obliged to pay for the products, which is when the franchisees sell the product to their customers in the franchisees' stores.

83 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(u) Revenue and other income (continued)(i) Sales of products (continued)Product sales to franchisees (continued)For product sales to franchisees, the Group has determined that the franchisees are the customers of the Group. The franchisees operate retail stores at their own chosen locations under the framework set out under the Franchise Agreements. At inception of the franchise arrangement, franchisees are required to place a deposit with the Group which covers the estimated maximum value of merchandise that their stores may hold throughout the franchise period, and this amount is reviewed upon renewal of the franchisee arrangement. The deposit is refundable at the expiry of the Franchise Agreement, provided that the franchisees have no remaining merchandise unsold and have settled other balances with the Group.The franchisees employ and manage their own staff to operate the stores and serve their customers (i.e. end consumers who visit the stores), and bear the costs associated with the operation. The franchisees’ retail stores generally carry a wide range of merchandise that they exercise discretion to select from the Group’s array of product categories.The franchisees are responsible for the placement, physical custody and condition of the merchandise that they have selected after the deliveries are accepted in stores. They also control the physical access to merchandise in possession through their operation of the retail stores. In general, the Group does not have any obligation or practice to accept any return of unsold products, except for rare cases such as a latent defect subject to a product recall or certain limited seasonal items that have passed their sales season.The franchisees have the right to price their merchandise within a specified range of the recommended retail price set by the Group. They also have the ability to carry out discretionary promotional campaigns for their stores or decide whether to participate in a promotional campaign launched by the Group. The franchisees can offer more discounts on selected items beyond the range specified in discretionary promotional campaigns, and will have to bear a substantial portion of reduced margin from lowering the sales price for such campaigns.Sales to offline distributorsThe Group has entered into a series of agreements with certain offline distributors, primarily overseas, which mainly include a master license agreement and a sales agreement, whereby the distributors are authorized to sub-license the operation of franchised stores in its authorized territory and sell the products that they have purchased from the Group to the franchised stores in its authorized territory. Revenue from sales of products to these distributors is recognized at the point when the products have been shipped from or delivered to the specific locations according to the detailed agreement between the Group and distributors. Revenue is recognized based on the contract price, net of sales rebates.Online salesRevenue from online sales to customers, which are conducted through the Group’s own mobile applications and self-operated online stores on third-party e-commerce platforms, is recognized at the point when the products are delivered to customers. The Group has also entered into agreements with certain online distributors, who are authorized to sell products to customers through their online stores on various major e-commerce platforms. Revenue is recognized when control of the goods has transferred according to respective agreed terms of delivery, which is at the point in time when the distributor obtains control of the distinct good.

84 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(u) Revenue and other income (continued)(ii) License fees, sales-based royalties and sales-based management and consultation service feesFranchisees and distributors are required to provide non-refundable upfront payments in exchange for the franchise right or sub-license right, which represent primarily their right to access the Group’s brand name and trademarks. In addition, franchisees are also required to pay sales-based royalties and sales-based management and consultation services fees for such access. The fixed component of such royalties is recognized as revenue over the estimated license period, while the sales-based component is recognized as revenue when the related sales occur.(iii) Customer loyalty programThe Group has launched spend-based customer loyalty programs for MINISO and TOP TOY brand in the PRC, under which loyalty points are rewarded to end customers at a rate of 1 point per RMB1 spent in MINISO stores or 1 to 1.4 points per RMB1 spent in TOP TOY stores in the PRC based on the level of TOP TOY membership. The stores include self-operated stores and franchised stores operated by franchisees participating in the program, and through MINISO and TOP TOY WeChat Mini Programs. Each 100 points of MINISO brand or each 20 points of TOP TOY brand is redeemable for a cash value of RMB1 on future purchases when certain criteria are met. Transaction price is allocated to the product(s) and the loyalty points are rewarded on a relative standalone selling price basis. Revenue associated with the price allocation of loyalty points rewarded is deferred and a corresponding liability is established in contract liabilities.The Group has established a premium paid membership program to cultivate customer loyalty and encourage repeat purchases. Under such membership program, customers pay membership fee in advance for subscriptions of premium members in a specific membership period, which ranges from 1 month to 1 year. Premium members are entitled to special prices for select products and additional discounts throughout membership period. The membership fee is recognized as revenue over the specific membership period. Unamortized portion of upfront membership fees received were recognized as contract liabilities.(v) Interest incomeInterest income is recognized as it accrues using the effective interest method.(vi) Government grantsGovernment grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other income in profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

85 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(v) Translation of foreign currencies(i) Functional and presentation currencyItem included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated. All values are rounded to the nearest thousand except when otherwise indicated.(ii) Transactions and balancesForeign currency transactions during the year are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the end of each reporting period. Exchange gains and losses are recognized in profit or loss and presented within other net income.Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated at the exchange rate at the date when the fair value was determined.(iii) Foreign operationsThe results of foreign operations are translated into RMB at the exchange rates approximating the exchange rates at the dates of the transactions. Statement of financial position items are translated into RMB at the exchange rates at the end of each reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.On disposal of a foreign operation, the cumulative amount of the exchange differences in the translation reserve relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.(w) Borrowing costsBorrowing costs that are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.(x) Related parties(a) A person, or a close member of that persons family, is related to the Group if that person:(i) has control or joint control over the Group;(ii) has significant influence over the Group; or(iii) is a member of the key management personnel of the Group or the Group’s parent.

86 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 2 SIGNIFICANT ACCOUNTING POLICIES (continued)(x) Related parties (continued)(b) An entity is related to the Group if any of the following conditions applies:(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).(iii) Both entities are joint ventures of the same third party.(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.(vi) The entity is controlled or jointly controlled by a person identified in (a).(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.(y) Segment reportingOperating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.3 ACCOUNTING JUDGEMENTS AND ESTIMATESThe preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

ANNUAL REPORT 2022 • MINISO 87

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

3 ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

- Note 2(u)(i)-product sales to franchisees: whether revenue from product sales to franchisees is recognized at the point when the franchisees sell the product to their customers in the franchisees' stores
- Note 2(u)(ii)-license fees, sales-based royalties and sales-based management and consultation services fees: whether revenue is recognized over time

Note 33 contains information about the assumptions and their risk factors relating to measurement of ECL allowance for trade receivables and fair value of financial instruments. Other significant sources of estimation uncertainty are as follows:

(a) Write down of inventories

The Group determines the write-down for obsolescence of inventories. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Group considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated future pricing strategies. It could change significantly as a result of change in the product demands and pricing strategies due to change in market condition.

(b) Impairments of property, plant and equipment and right-of-use assets

In considering the impairment losses that may be required for certain property, plant and equipment, and right-of-use assets, recoverable amount of these assets needs to be determined. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for these assets may not be readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to items such as level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as revenue and operating costs.

(c) Impairments of goodwill

Goodwill is tested by the Group annually in accordance with the accounting policy stated in Note 2(d)(iii). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by the Board of Directors. There are a number of assumptions and estimates involved in the preparation of future cash flow forecasts. Key assumptions include the expected growth rates and selection of discount rates to reflect the risks involved.

(d) Recognition of deferred tax assets

Deferred tax assets in respect of tax losses and other deductible temporary differences carried forward are recognized and measured based on the expected manner of realization or settlement of the carrying amount of the assets, using tax rates enacted or substantively enacted at the end of the reporting periods. In determining the carrying amounts of deferred tax assets, expected taxable profits are estimated which involves a number of assumptions relating to the operating environment of the Group and requires significant level of judgement exercised by the directors. Any change in such assumptions and judgement would affect the carrying amounts of deferred tax assets to be recognized and hence the net profit in future years.

88 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 3 ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)(e) Share-based compensationThe Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. The Group also has to estimate the actual vesting periods of the share awards which is variable and subject to an estimate of when a qualified initial public offering of the Group will incur. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 31.(f) Determining the lease termAs explained in policy Note 2(g), the lease liability is initially recognized at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by the Group, the Group evaluates the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for the Group to exercise the option, including favorable terms, leasehold improvements undertaken and the importance of that underlying asset to the Group’s operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within the Group’s control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognized in future years.(g) Fair value measurement of redeemable shares with other preferential rightsThe redeemable shares with other preferential rights are not traded in an active market and the respective fair value is determined by using valuation techniques. The Group has used the discounted cash flow method to determine the underlying equity value and adopted equity allocation model to determine the fair value of the redeemable shares with other preferential rights. Key assumptions, such as weighted average cost of capital, risk-free interest rate, lack of marketability discount and volatility are disclosed in Note 29. Considerable judgement is required to interpret market data used in the valuation techniques. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.(h) Depreciation and amortizationProperty, plant and equipment, right-of-use assets and intangible assets, are depreciated or amortized on a straight-line basis over the estimated useful lives of the assets. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting periods. The useful lives are based on the Group’s historical experience with similar assets. The depreciation and amortization expenses for future periods are adjusted if there are material changes from previous estimates.

ANNUAL REPORT 2022 • MINISO 89

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

4 SEGMENT REPORTING

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reporting segments of MINISO brand and TOP TOY brand as of and for the years ended June 30, 2021 and 2022.

No other operating segments have been aggregated to these reportable segments, but have been aggregated and presented as "other segment". Business included as other segment did not meet the quantitative thresholds for reportable segments for the years ended June 30, 2021 and 2022. The segment information is as follows:

Reportable segments	Operations
MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i) Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the year ended June 30, 2021				
	Reportable segments			Other segment	Total
	MINISO brand	TOP TOY brand	Total reportable segments		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
External revenues	8,735,947	98,241	8,834,188	237,471	9,071,659
Inter-segment revenue	1,978	5,832	7,810	115,701	123,511
Segment revenue	8,737,925	104,073	8,841,998	353,172	9,195,170
Segment profit/(loss) before taxation	378,926	(24,376)	354,550	58,556	413,106
Finance income	38,858	9	38,867	1,566	40,433
Finance costs	(26,324)	(2,021)	(28,345)	(17)	(28,362)
Depreciation and amortization	(252,721)	(11,229)	(263,950)	(1,069)	(265,019)
Other material non-cash items:					
– credit loss on trade and other receivables	(20,208)	(607)	(20,815)	(17)	(20,832)
– impairment loss on non-current assets	(1,850)	(1,091)	(2,941)	–	(2,941)
Segment assets	9,873,002	315,038	10,188,040	164,928	10,352,968
Segment liabilities	3,662,661	333,096	3,995,757	57,119	4,052,876

90 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

4 SEGMENT REPORTING (continued)

(i) Segment results, assets and liabilities (continued)

	As at and for the year ended June 30, 2022				
	Reportable segments			Other segment	Total
	MINISO brand RMB'000	TOP TOY brand RMB'000	Total reportable segments RMB'000	RMB'000	RMB'000
External revenues	9,468,718	446,930	9,915,648	170,001	10,085,649
Inter-segment revenue	895	501	1,396	215,183	216,579
Segment revenue	9,469,613	447,431	9,917,044	385,184	10,302,228
Segment profit/(loss) before taxation	941,037	(81,536)	859,501	97,455	956,956
Finance income	62,218	416	62,634	3,190	65,824
Finance costs	(26,481)	(6,904)	(33,385)	(11)	(33,396)
Depreciation and amortization	(317,273)	(32,528)	(349,801)	(1,916)	(351,717)
Other material non-cash items:					
– credit loss on trade and other receivables	(27,054)	(1,762)	(28,816)	(108)	(28,924)
– impairment loss on non-current assets	(8,656)	(4,829)	(13,485)	–	(13,485)
Segment assets	8,310,214	519,814	8,830,028	171,163	9,001,191
Segment liabilities	3,552,457	620,953	4,173,410	62,341	4,235,751

(ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the year ended June 30,	
	2021 RMB'000	2022 RMB'000
i. Revenue		
Total revenue for reportable segments	8,841,998	9,917,044
Revenue for other segment	353,172	385,184
Elimination of inter-segment revenue	(123,511)	(216,579)
Consolidated revenue	9,071,659	10,085,649
ii. Profit before taxation		
Total profit before taxation for reportable segments	354,550	859,501
Profit before taxation for other segment	58,556	97,455
Unallocated amounts:		
– Fair value changes of redeemable shares with other preferential rights	(1,625,287)	–
– Share of loss of an equity-accounted investee, net of tax	(4,011)	(8,162)
– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	–	(41,981)
Consolidated (loss)/profit before taxation	(1,216,192)	906,813

ANNUAL REPORT 2022 • MINISO 91

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

4 SEGMENT REPORTING (continued)

(ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements (continued)

	As at June 30,	
	2021 RMB'000	2022 RMB'000
iii. Assets		
Total assets for reportable segments	10,188,040	8,830,028
Assets for other segment	164,928	171,163
Other unallocated amounts		
– Interest in an equity-accounted investee	352,062	–
– Assets relating to construction of headquarters building	–	2,028,095
– Apartments for use as staff quarters	–	252,502
Consolidated total assets	10,705,030	11,281,788
iv. Liabilities		
Total liabilities for reportable segments	3,995,757	4,173,410
Liabilities for other segment	57,119	62,341
Other unallocated amounts		
– Liabilities relating to construction of headquarters building	–	18,637
Consolidated total liabilities	4,052,876	4,254,388

v. Other material items

	For the year ended June 30, 2021		
	Reportable segment totals RMB'000	Other segment RMB'000	Consolidated totals RMB'000
Finance income	38,867	1,566	40,433
Finance costs	(28,345)	(17)	(28,362)
Depreciation and amortization	(263,950)	(1,069)	(265,019)
Credit loss on trade and other receivables	(20,815)	(17)	(20,832)
Impairment loss on non-current assets	(2,941)	–	(2,941)

	For the year ended June 30, 2022			
	Reportable segment totals RMB'000	Other segment RMB'000	Unallocated amount RMB'000	Consolidated totals RMB'000
Finance income	62,634	3,190	520	66,344
Finance costs	(33,385)	(11)	-	(33,396)
Depreciation and amortization	(349,801)	(1,916)	(38,154)	(389,871)
Credit loss on trade and other receivables	(28,816)	(108)	-	(28,924)
Impairment loss on non-current assets	(13,485)	-	-	(13,485)

92 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 4 SEGMENT REPORTING (continued)(iii) Geographic informationThe geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets. For the year ended June 30, 20212022RMB’000RMB000i. Revenuethe PRC (place of domicile)7,291,2197,442,156Other Asian countries excluding the PRC961,6221,174,323America584,6301,189,119Europe117,214174,691Others116,974105,360 9,071,65910,085,649 As at June 30, 20212022RMB’000RMB000ii. Non-current assetsthe PRC (place of domicile)902,7932,575,241Other Asian countries excluding the PRC82,41463,021America191,304204,459Europe22,39910,490 1,198,9102,853,211 Non-current assets exclude deferred tax assets and non-current prepayments.

ANNUAL REPORT 2022 • MINISO 93

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

5 REVENUE

The Group's revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group's own mobile applications and self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i) Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines, primary geographical markets and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group's reportable segments (see Note 4).

	For the year ended June 30,	
	2021 RMB'000	**2022** **RMB'000**
Major products/service lines		
– Sales of lifestyle and pop toy products		
– Retail sales in self-operated stores	323,775	**555,226**
– Product sales to franchisees	5,506,365	**5,499,267**
– Sales to offline distributors	1,509,840	**2,072,061**
– Online sales	663,197	**651,039**
– Other sales channels	33,499	**220,069**
Sub-total	8,036,676	**8,997,662**
– License fees, sales-based royalties, and sales-based management and consultation service fees		
– License fees	72,392	**109,166**
– Sales-based royalties	97,848	**97,453**
– Sales-based management and consultation service fees	488,138	**478,775**
Sub-total	658,378	**685,394**
– Others*	376,605	**402,593**
	9,071,659	**10,085,649**
Timing of revenue recognition		
– Point in time	8,413,281	**9,321,490**
– Over time	658,378	**764,159**
Revenue from contracts with customers	9,071,659	**10,085,649**

Note:

* Others mainly represented sales of fixtures to franchisees and distributors.

94 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 5 REVENUE (continued)(i) Disaggregation of revenue (continued)Revenue from individual customer contributing over 10% of total revenue of the Group during the years ended June 30, 2021 and 2022 is set out as below: For the year ended June 30, 20212022RMB’000RMB000Revenue from contracts with customers941,541N/A* Note:* Less than 10% of the Group’s revenue in the respective year.

ANNUAL REPORT 2022 • MINISO 95

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

5 REVENUE (continued)

(ii) Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

	Note	As at June 30, 2021 RMB'000	As at June 30, 2022 RMB'000
Receivables, which are included in 'trade and other receivables'	21	315,001	**290,681**
Contract liabilities			
– Current portion		(266,919)	**(361,522)**
– Non-current portion		(59,947)	**(51,658)**
Total contract liabilities		(326,866)	**(413,180)**

	As at June 30, 2021 RMB'000	As at June 30, 2022 RMB'000
Contract liabilities are analyzed as follows:		
– Advance payments received from customers for purchase of goods	235,435	**219,192**
– Deferred revenue related to license fees	91,431	**88,536**
– Deferred revenue related to membership fees	–	**96,025**
– Deferred revenue related to loyalty points	–	**9,427**
	326,866	**413,180**

The Group requests 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees, membership fees received and deferred revenue associated with loyalty points were recognized as contract liabilities.

96 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

5 REVENUE (continued)

(ii) Contract balances (continued)

Movements in contract liabilities are as follows:

	Contract liabilities RMB'000
Balance at July 1, 2020	292,513
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(218,287)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	235,435
Increase in contract liabilities as a result of receiving payment of license fees	17,205
Balance at June 30, 2021	326,866
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	**(266,919)**
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	**219,192**
Increase in contract liabilities as a result of receiving payment of license fees	**28,589**
Increase in contract liabilities as a result of receiving payment of membership fees	**96,025**
Increase in contract liabilities as a result of loyalty points	**9,427**
Balance at June 30, 2022	**413,180**

As of June 30, 2021 and 2022, license fees expected to be recognized as revenue after one year were RMB59,947,000 and RMB51,658,000 respectively.

(iii) Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at June 30, 2021 and 2022, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group's existing contracts were RMB91,431,000 and RMB193,988,000, respectively. These amounts represented revenue of license fees, membership fees income and revenue associated with loyalty points. Revenue of license fees is expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is expected to occur over the next 1 to 47 years and the next 1 to 46 years as at June 30, 2021 and 2022, respectively. Membership fee income is expected to be recognized in the future based on the subscribed membership period, which ranges from 1 month to 1 year. Revenue associated with loyalty points are expected to be recognized when the points are redeemed or when they expire, which is expected to occur within 1 year.

ANNUAL REPORT 2022 • MINISO 97

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

5 REVENUE (continued)

(iv) COVID-19 impact on revenue

The COVID-19 outbreak has impacted the Group's revenue and operations since late January 2020.

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in the PRC. In response to intensifying efforts to contain the spread of the virus, the Group's self-operated stores and franchised stores in the PRC were all temporarily closed from late January 2020. Those stores were gradually re-opened since early March 2020. This has resulted in a reduction in revenue from retail sales and product sales to franchisees in the PRC during the period from late January to March 2020. During the period from April to June 2020, the Group's self-operated stores and franchised stores in the PRC gradually resumed normal operations and revenue from retail sales in self-operated stores and product sales to franchisees in the PRC recovered accordingly. During the year ended June 30, 2021, the emergence of new variants in certain PRC areas has adversely impacted the Group's retail sales and product sales to franchisees due to governmental restrictions in public places to reduce the spread of virus. During the year ended June 30, 2022, the outbreak of the Delta and Omicron variants of COVID-19 in several provinces in the PRC caused temporary store closures and suspension of online sales in these areas, as a result of governmental restriction measures. Accordingly, the Group recorded lower revenues in these impacted provinces during the year ended June 30, 2022.

The Group's overseas business started to be adversely impacted since late March 2020 following the spread of COVID-19 around the world. Most of the Group's overseas self-operated stores and franchised stores, have suffered from temporary closure and reduction of operating hours on occasion since late March 2020 through June 2021. The sales of stores owned by overseas distributors have also been adversely affected, which resulted in a reduction in revenue from sales to overseas distributors during the period from March 2020 to June 2021. During the year ended June 30, 2022, the sales of stores owned by overseas distributors gradually recovered although some of those stores that resumed operations also had reduced operating hours due to regional resurgences of COVID-19. The impact on sales in each overseas market has been dependent on the timing, severity and duration of the outbreak and measures implemented by government authorities to reduce the spread of COVID-19.

6 OTHER INCOME

	For the year ended June 30,	
	2021 RMB'000	2022 RMB'000
Tax refund	1,279	**3,231**
Government grants (Note (i))	46,587	**16,663**
Income from depositary bank (Note 28)	4,274	**6,037**
	52,140	**25,931**

Note:

(i) Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC. During the year ended June 30, 2022, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule with an aggregated amount of USD1,320,000 (equivalent to RMB8,548,000) as disclosed in Note 25(a)(ii).

98 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 7 EXPENSES BY NATURE For the year ended June 30, 20212022RMB’000RMB000Cost of inventories (Note 20(a))6,581,4566,870,976Payroll and employee benefits (Note (i))916,185864,693Rental and related expenses12,13933,354Depreciation and amortization (Note (ii))265,019389,871Licensing expenses88,063149,612Promotion and advertising expenses214,788242,681Logistics expenses195,593272,363Travelling expenses52,96666,172Other expenses332,375384,730 Total cost of sales, selling and distribution and general and administrative expenses8,658,5849,274,452 Notes:(i) Payroll and employee benefits are analyzed as follows: For the year ended June 30, 20212022RMB’000RMB000Salaries, wages and bonus543,646666,968Contributions to social security contribution plan56,32577,903Welfare expenses34,89536,987Equity-settled share-based payment expenses (Note 31)281,31982,835 916,185864,693 (ii) Depreciation and amortization are analyzed as follows: For the year ended June 30, 20212022RMB’000RMB000Property, plant and equipment (Note 13)30,50758,865Right-of-use assets (Note 14)213,490309,606Intangible assets (Note 15)21,02221,400 265,019389,871 (iii) The auditor’s remuneration in relation to audit service provided for the year ended June 30, 2022 was RMB22,500,000, including the audit fee relating to the global offering in connection with the listing on the Hong Kong Stock Exchange in 2022.

99 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 8 OTHER NET (LOSS)/INCOME For the year ended June 30, 20212022RMB’000RMB000Net foreign exchange gain/(loss) *(114,177)14,041Losses on disposal of property, plants and equipment and intangible assets(2,317)(5,614)Investment income from other investments66,83763,801Scrap income11,24211,808Net change in fair value of other investments2,9685,709Litigation compensation–(15,576)Gains relating to cancellation and modification of lease contracts–13,456Others(4,960)(317) (40,407)87,308 Note:* Net foreign exchange loss for the year ended June 30, 2021 was mainly caused by the depreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar proceeds obtained from the listing on the New York Stock Exchange in October 2020.9 NET FINANCE INCOME For the year ended June 30, 20212022RMB’000RMB000Finance income– Interest income40,43366,344 40,43366,344Finance costs– Interest on loans and borrowings(1,545)(405)– Interest on lease liabilities(26,817)(32,991) (28,362)(33,396) Net finance income12,07132,948

100 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

10 INCOME TAXES

(a) Taxation recognized in consolidated profit or loss:

	For the year ended June 30,	
	2021 RMB'000	**2022** **RMB'000**
Amounts recognized in consolidated profit or loss		
Current tax		
Provision for the year	200,170	**252,989**
Deferred tax		
Origination and reversal of temporary differences (Note 10(c))	13,085	**14,081**
Tax expense	213,255	**267,070**

1) Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2) Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company's Hong Kong subsidiaries are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the Group to benefit from the progressive rates.

3) Mainland China

Under the Corporate Income Tax ("CIT") Law, the subsidiaries established in mainland China are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

4) United States

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the state of California, and thus they will be subject to state income tax rate of 8.84%. Other subsidiaries in United States mainly are subject to state income tax rates ranging from 6.25% to 11.5% depending on the location of the operation.

5) Indonesia

The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate on taxable income. The statutory tax rate was 22% from fiscal year ended December 31, 2021 and onwards.

ANNUAL REPORT 2022 • MINISO 101

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

10 INCOME TAXES (continued)

(a) Taxation recognized in consolidated profit or loss: (continued)

6) India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 26%.

7) Canada

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8) Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the year ended June 30,	
	2021 RMB'000	2022 RMB'000
(Loss)/profit before taxation	(1,216,192)	906,813
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	118,766	214,704
Tax effect of share-based compensation expenses and employee compensation expenses (Note 7(i))	70,330	20,254
Tax effect of other non-deductible expenses	10,433	10,935
Effect of preferential tax treatments on assessable profits of a subsidiary (Note 10(a)(3))	(34,218)	(18,001)
Tax effect of exempted and non-taxable interest income	(6,245)	(4,044)
Effect of unused tax losses not recognized	72,969	44,888
Effect of unrecognized deductible temporary differences being utilized	(18,780)	(1,666)
Actual tax expenses	213,255	267,070

102 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

10 INCOME TAXES (continued)

(c) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

	Unused tax losses RMB'000	Intra-group unrealized profits RMB'000	Credit loss and impairment RMB'000	Loss from waiver of intercompany receivables of discontinued operations RMB'000	Others RMB'000	Total RMB'000
Deferred tax assets arising from:						
At July 1, 2020	28,567	37,709	50,881	61,548	4,815	183,520
Charged to profit or loss	6,278	(22,931)	683	–	2,885	(13,085)
Exchange rate difference	(592)	(82)	(1,217)	–	8	(1,883)
At June 30, 2021	34,253	14,696	50,347	61,548	7,708	168,552
Charged to profit or loss	**(2,536)**	**(3,556)**	**(8,673)**	**-**	**684**	**(14,081)**
Exchange rate difference	**(21)**	**(43)**	**(101)**	**-**	**27**	**(138)**
At June 30, 2022	**31,696**	**11,097**	**41,573**	**61,548**	**8,419**	**154,333**

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses.

(d) Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

	As at June 30, 2021 RMB'000	**2022 RMB'000**
Deductible temporary differences	127,500	**107,964**
Cumulative tax losses	483,437	**630,807**
Total	610,937	**738,771**

ANNUAL REPORT 2022 • MINISO 103

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

10 INCOME TAXES (continued)

(e) Tax losses carried forward

Tax losses for which no deferred tax asset was recognized will expire as follows:

	As at June 30, 2021 RMB'000	Expiry date	**As at June 30, 2022 RMB'000**	**Expiry date**
Expire	147,928	2022-2042	**278,215**	**2023-2043**
Never expire	335,509		**352,592**	

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that were established in recent years, which are not expected to derive sufficient taxable profits in the foreseeable future before unused tax losses expired.

(g) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

104 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

11 (LOSS)/EARNINGS PER SHARE

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share has been based on the following (loss)/profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i) (Loss)/profit attributable to ordinary shareholders (basic):

	For the year ended June 30,	
	2021 RMB'000	**2022 RMB'000**
(Loss)/profit attributable to the equity shareholders of the Company	(1,415,010)	**638,170**
Less:		
Allocation of undistributed earnings to holders of unvested restricted shares	116,929	**(1,576)**
(Loss)/profit used to determine basic earnings per share	(1,298,081)	**636,594**

The unvested restricted shares granted to employees under the 2018 and 2020 Share Award Scheme (see Note 31) are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic loss per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii) Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,104,371,475 and 1,205,527,348 in issue for the years ended June 30, 2021 and 2022, respectively, were calculated as follows:

	For the year ended June 30,	
	2021 Number of shares	**2022 Number of shares**
Issued ordinary share at July 1, 2020 and 2021	865,591,398	**1,204,860,715**
Effect of shares issued upon IPO and exercise of the over-allotment option (Note 30(a)(iii))	90,911,146	**–**
Effect of shares converted from Series A preferred shares (Note 30(a)(iv))	83,495,097	**–**
Effect of shares released from share award scheme and option plan (Note 31)	64,373,834	**2,369,454**
Effect of repurchase of shares (Note 30(b)(v))	–	**(1,702,821)**
Weighted average number of ordinary shares	1,104,371,475	**1,205,527,348**

ANNUAL REPORT 2022 • MINISO 105

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

11 (LOSS)/EARNINGS PER SHARE (continued)

(b) Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per share during the year ended June 30, 2021 as the effect of the restricted shares granted to employees (see Note 31(a)) and share options granted to employees (see Note 31(b)) would be anti-dilutive.

During the year ended June 30, 2022, the calculation of diluted earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB638,170,000 and the weighted average number of ordinary shares of 1,216,637,439 shares, after adjusting by the dilutive effect of share award scheme and option plan, calculated as follows:

	For the year ended June 30, 2022 Number of shares
Weighted average number of ordinary shares, basic	**1,205,527,348**
Dilutive effect of share award scheme and option plan (Note 31)	**11,110,091**
Weighted average number of ordinary shares, diluted	**1,216,637,439**

12 OTHER COMPREHENSIVE (LOSS)/INCOME

	For the year ended June 30, 2021		
	Before-tax amount RMB'000	Tax (expense)/ benefit RMB'000	Net-of-tax amount RMB'000
Exchange differences on translation of financial statements of overseas subsidiaries	(16,548)	–	(16,548)
Other comprehensive loss	(16,548)	–	(16,548)

	For the year ended June 30, 2022		
	Before-tax amount RMB'000	Tax (expense)/ benefit RMB'000	Net-of-tax amount RMB'000
Exchange differences on translation of financial statements of overseas subsidiaries	**40,494**	–	**40,494**
Other comprehensive income	**40,494**	–	**40,494**

106 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

13 PROPERTY, PLANT AND EQUIPMENT

	Apartments RMB'000	Leasehold improvements RMB'000	Office equipment RMB'000	Store operating equipment RMB'000	Motor vehicles RMB'000	Moulds RMB'000	Construction in progress RMB'000	Total RMB'000
Cost:								
At July 1, 2020	–	111,279	30,642	55,315	2,935	–	–	200,171
Acquisitions through business combination	–	413	7	215	904	–	–	1,539
Additions	–	12,484	11,710	8,822	–	–	–	33,016
Disposals	–	(1,392)	(3,675)	(15,508)	(1,012)	–	–	(21,587)
Exchange adjustments	–	(10,835)	(1,253)	(2,375)	(87)	–	–	(14,550)
At June 30, 2021	–	111,949	37,431	46,469	2,740	–	–	198,589
Acquisition of a subsidiary (Note 32(b))	-	-	14	-	-	-	10,276	10,290
Additions	242,639	67,160	16,779	7,628	232	26,511	48,528	409,477
Disposals	-	(15,389)	(3,183)	(6,670)	(622)	(102)	-	(25,966)
Exchange adjustments	-	4,400	2	(636)	(3)	-	-	3,763
At June 30, 2022	242,639	168,120	51,043	46,791	2,347	26,409	58,804	596,153
Accumulated depreciation:								
At July 1, 2020	–	(33,195)	(12,728)	(19,835)	(1,070)	–	–	(66,828)
Charge for the year	–	(11,097)	(7,538)	(11,303)	(569)	–	–	(30,507)
Written back on disposals	–	395	3,026	5,028	77	–	–	8,526
Exchange adjustments	–	2,890	(1,386)	3,187	52	–	–	4,743
At June 30, 2021	–	(41,007)	(18,626)	(22,923)	(1,510)	–	–	(84,066)
Charge for the year	(7,538)	(17,840)	(7,144)	(8,647)	(452)	(17,244)	-	(58,865)
Written back on disposals	-	4,541	1,672	4,524	500	19	-	11,256
Exchange adjustments	-	(1,710)	63	395	6	-	-	(1,246)
At June 30, 2022	(7,538)	(56,016)	(24,035)	(26,651)	(1,456)	(17,225)	-	(132,921)
Impairment:								
At July 1, 2020	–	(38,162)	–	(7,119)	–	–	–	(45,281)
Addition	–	(1,742)	–	(1,199)	–	–	–	(2,941)
Written back on disposals	–	–	–	6,179	–	–	–	6,179
Exchange adjustments	–	3,472	–	364	–	–	–	3,836
At June 30, 2021	–	(36,432)	–	(1,775)	–	–	–	(38,207)
Addition	-	(8,880)	(1,380)	(2,802)	-	-	-	(13,062)
Written back on disposals	-	7,536	-	1,231	-	-	-	8,767
Exchange adjustments	-	(940)	(42)	146	-	-	-	(836)
At June 30, 2022	-	(38,716)	(1,422)	(3,200)	-	-	-	(43,338)
Net book value:								
At June 30, 2021	–	34,510	18,805	21,771	1,230	–	–	76,316
At June 30, 2022	235,101	73,388	25,586	16,940	891	9,184	58,804	419,894

Note: Apartments represent the apartments located in the PRC acquired from a third party during the year ended June 30, 2022. As of June 30, 2022, the property ownership certificates of certain apartments were still under processing.

ANNUAL REPORT 2022 • MINISO 107

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

14 RIGHT-OF-USE ASSETS

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

	Property (Note (i)) RMB'000	Warehouse equipment (Note (ii)) RMB'000	Land use right (Note (iii)) RMB'000	Total RMB'000
Cost:				
At July 1, 2020	832,657	24,857	–	857,514
Acquisitions through business combination	36,632	–	–	36,632
Additions	392,648	11,305	–	403,953
Derecognition	(155,478)	(24,179)	–	(179,657)
Exchange adjustments	(29,042)	(281)	–	(29,323)
At June 30, 2021	1,077,417	11,702	–	1,089,119
Acquisition of a subsidiary (Note 32(b))	**–**	**–**	**1,781,595**	**1,781,595**
Additions	**337,717**	**414**	**815**	**338,946**
Derecognition	**(408,249)**	**(1,470)**	**–**	**(409,719)**
Exchange adjustments	**6,239**	**2**	**–**	**6,241**
At June 30, 2022	**1,013,124**	**10,648**	**1,782,410**	**2,806,182**
Accumulated depreciation:				
At July 1, 2020	(299,001)	(13,018)	–	(312,019)
Charge for the year	(205,344)	(8,146)	–	(213,490)
Derecognition	131,424	19,425	–	150,849
Exchange adjustments	13,033	191	–	13,224
At June 30, 2021	(359,888)	(1,548)	–	(361,436)
Charge for the year	**(275,310)**	**(3,765)**	**(30,531)**	**(309,606)**
Derecognition	**243,575**	**1,470**	**–**	**245,045**
Exchange adjustments	**(2,917)**	**(1)**	**–**	**(2,918)**
At June 30, 2022	**(394,540)**	**(3,844)**	**(30,531)**	**(428,915)**
Impairment:				
At July 1, 2020	(42,628)	–	–	(42,628)
Charge for the year	–	–	–	–
Derecognition	1,759	–	–	1,759
Exchange adjustments	3,073	–	–	3,073
At June 30, 2021	(37,796)	–	–	(37,796)
Charge for the year	**–**	**–**	**–**	**–**
Derecognition	**4,249**	**–**	**–**	**4,249**
Exchange adjustments	**(1,131)**	**–**	**–**	**(1,131)**
At June 30, 2022	**(34,678)**	**–**	**–**	**(34,678)**
Net book value:				
At June 30, 2021	679,733	10,154	–	689,887
At June 30, 2022	**583,906**	**6,804**	**1,751,879**	**2,342,589**

108 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

14 RIGHT-OF-USE ASSETS (continued)

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended June 30,	
	2021 RMB'000	**2022** **RMB'000**
Depreciation charge of right-of-use assets by class of underlying asset:		
Property	205,344	**275,310**
Warehouse equipment	8,146	**3,765**
Land use right	–	**30,531**
	213,490	**309,606**
Interest on lease liabilities (Note 9)	26,817	**32,991**
Expense relating to short-term leases and other leases with remaining lease term ending on or before June 30	28,656	**28,384**
Variable lease payments not included in the measurement of lease liabilities	2,846	**4,648**
COVID-19 rent concessions	(42,698)	**(35,548)**

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 24(c) and Note 27, respectively.

Notes:

(I) PROPERTY – RIGHT-OF-USE ASSETS

The Group leases properties for its offices space, warehouse storage and retail stores. The leases of offices space typically run for a period of two to fourteen years, leases of warehouse storage and retail stores typically run for two to ten years.

Variable lease payments based on sales

Some leases of self-operated stores contain variable lease payments, which typically range from 1% to 15% of the annual sales that each store makes in excess of a certain breakpoint predetermined with landlord. These terms are common in retail stores in countries such as United states, Canada and Singapore where the Group operates. The relative magnitude of variable lease payments to fixed payments is low given sales from most stores with variable lease payments terms did not exceed the breakpoints. The Group expects the relative proportions of variable lease payments to fixed lease payments to increase in future years when sales from these stores increase.

(II) WAREHOUSE EQUIPMENT – RIGHT-OF-USE ASSETS

The Group leases warehouse equipment, with lease terms of two to three years.

(III) LAND USE RIGHT

The Group acquired the land use right of a parcel of land located in the PRC during the year ended June 30, 2022 through the acquisition of a subsidiary as disclosed in Note 32(b), with a lease term of 40 years.

(IV) RENTAL DEPOSITS

The refundable rental deposit itself is not part of the lease payments and is in the scope of IFRS 9. Therefore, the rental deposit should be measured at fair value on initial recognition. The difference between the initial fair value and the nominal value of the deposit is an additional lease payment made by the Group and it is included in the measurement of the right-of-use assets.

(V) COVID-19-RELATED CONCESSIONS

As disclosed in Note 2(c), the Group has early adopted the 2020 Amendment to IFRS 16, Leases, COVID-19-Related Rent Concessions and the 2021 Amendment to IFRS16, Leases, COVID-19-Related Concessions beyond 30 June 2021, and has applied the practical expedient introduced by the Amendment to all eligible rent concessions received by the Group during the years ended June 30, 2021 and 2022.

109 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 15 INTANGIBLE ASSETS SoftwareRMB’000Cost:At July 1, 202095,567Purchases13,805Disposals(1,536)Exchange adjustments(253) At June 30, 2021107,583 Purchases3,922Disposals(24)Exchange adjustments(63) At June 30, 2022111,418 Accumulated amortization:At July 1, 2020(26,115)Charge for the year(21,022)Written off on disposal677Exchange adjustments223 At June 30, 2021(46,237) Charge for the year(21,400)Written off on disposal2Exchange adjustments20 At June 30, 2022(67,615) Impairment:At July 1, 2020(361)Charge for the year–Exchange adjustments20 At June 30, 2021(341) Charge for the year(423)Exchange adjustments27 At June 30, 2022(737) Net book value:At June 30, 202161,005 At June 30, 202243,066

110 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

16 GOODWILL

	RMB'000
Cost:	
At July 1, 2020	–
Acquisition through business combination (Note 32)	19,640
At June 30, 2021	**19,640**
Exchange adjustments	**(252)**
At June 30, 2022	**19,388**
Impairment:	
At July 1, 2020, June 30, 2021 and June 30, 2022	**–**
Carrying amount:	
At June 30, 2021	19,640
At June 30, 2022	**19,388**

Impairment tests for cash-generating unit (CGU) containing goodwill

For the purpose of impairment testing, goodwill has been allocated to the Group's CGU as follows.

	As at June 30,	
	2021 RMB'000	**2022** **RMB'000**
MINISO SG Pte. Ltd.	19,640	**19,388**
Total	19,640	**19,388**

The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing operation of the CGU, based on value-in-use calculation. The cash flow projection used in calculation was based on the financial forecasts approved by management covering a five-year period.

111 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 16 GOODWILL (continued)Impairment tests for cash-generating unit (CGU) containing goodwill (continued)The key assumptions used in the estimation of value in use were as follows. As at June 30,20212022Pre-tax discount rate13.2%16.1%Terminal value growth rate1.4%1.9%Revenue growth rate (average of next five years)21.8%15.0% The discount rate used was pre-tax and reflect specific risks relating to the CGU. Five years of cash flow were included in the discounted cash flow model. Cash flows beyond the five-year period were extrapolated using the terminal growth rate, which did not exceed the long-term average growth rates for the business in which the CGU operates. Revenue growth was based on expectations of future outcomes taking into account of the impact of COVID-19.The discount rate used was pre-tax and reflect specific risks relating to the CGU. Five years of cash flow were included in the discounted cash flow model. Cash flows beyond the five-year period were extrapolated using the terminal growth rate, which did not exceed the long-term average growth rates for the business in which the CGU operates. Revenue growth was based on expectations of future outcomes taking into account of the impact of COVID-19.The headroom calculated based on the recoverable amounts deducting the carrying amount of and goodwill allocated for the CGU was approximated RMB10,741,000 and RMB19,363,000 as at June 30, 2021 and 2022.The Company performed the sensitivity analysis based on the assumption that pre-tax discount rate and revenue growth rate has been changed. Had the estimated key assumption during the forecast period been changed as below, the headroom would have decreased to the following: As at June 30,20212022RMB’000RMB000Pre-tax discount rate increase by 5%7,3633,981Revenue growth rate (average of next five years) decrease by 2%151604 With regards to the assessment of the value in use of the CGU, the directors of the Company believe that reasonable possible changes in above key assumptions would not lead to the carrying value, including goodwill, of the CGU to exceed the recoverable amount as at June 30, 2021 and 2022.

112 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

17 PREPAYMENTS

	As at June 30,	
	2021 RMB'000	2022 RMB'000
Prepayment for construction of a new headquarters building (Note 32(b))	–	200,861
Prepayment for purchase of apartments (i)	133,458	–
Others	5,023	821
Total	138,481	201,682

Note:

(i) In June 2021, the Group paid first instalment of RMB133,458,000 for the purchase of apartments, for the use of staff accommodation in future.

18 INTEREST IN AN EQUITY-ACCOUNTED INVESTEE

In December 2020, the Company formed the entity YGF Investment V Limited ("YGF Investment") in the BVI together with YGF MC Limited, a company controlled by the Controlling Shareholders, to acquire the right to use a parcel of land in the PRC and to build a new headquarters building through the YGF Investment's subsidiary in the PRC. The Company and YGF MC Limited held 20% and 80% of the shares of YGF Investment, respectively. As of June 30, 2021, the Company had invested RMB356,000,000 in YGF Investment by cash and accounted for its investment using the equity method of accounting.

Summarized financial information of YGF Investment adjusted for any differences in accounting policies, and reconciled to the carrying amount in the Company's consolidated statement of financial position as at June 30, 2021, are disclosed below:

	RMB'000
Gross amounts of YGF Investment	
Current assets (Note ii)	1,416,584
Non-current assets	1,781,081
Current liabilities (Note i)	1,437,355
Equity (Note ii)	1,760,310
Revenue	–
Net loss and total comprehensive loss for the period ended June 30, 2021	(19,690)
Reconciled to the Group's interest in the equity-accounted investee	
Net assets of the equity-accounted investee	1,760,310
Group's effective interest	20%
Carrying amount in the consolidated financial statements	352,062

ANNUAL REPORT 2022 • MINISO 113

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

18 INTEREST IN AN EQUITY-ACCOUNTED INVESTEE (continued)

Notes:

(i) The balance includes a loan of RMB319,930,000 from a fellow subsidiary of YGF MC Limited, which was guaranteed by the Controlling Shareholders.

(ii) YGF MC Limited is required to invest RMB1,424,000,000 for its 80% equity interest in YGF Investment, of which RMB422,949,000 had been paid in cash as of June 30, 2021. The unpaid balance of RMB1,001,051,000 was recorded in equity in the financial statements of YGF Investment, with the corresponding receivable included in current assets.

On October 27, 2021, the Company acquired the 80% interest previously held by YGF MC Limited in YGF Investment, which became a wholly-owned subsidiary of the Group. The directors of the Company determined that the acquisition of assets and liabilities through acquisition of 80% shares in YGF Investment do not constitute a business combination, as such, the carrying amount of the previously owned 20% interest in YGF Investment was included as part of the cost of such acquisition of assets and liabilities and was not remeasured at the date of acquisition. Details of the acquisition is set out in Note 32(b).

19 OTHER INVESTMENTS

	As at June 30,	
	2021 RMB'000	**2022** **RMB'000**
Financial assets measured at FVTPL		
– Investment in trust investment schemes	102,968	**208,649**
– Others	–	**1,874**
	102,968	**210,523**

In December 2020, the Group invested in a trust investment scheme ("Trust Scheme A") established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to March 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2021 and 2022 was estimated to be RMB102,968,000 and RMB103,537,000, respectively.

In July 2021, the Group invested in another trust investment scheme ("Trust Scheme B") established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2022 was estimated to be RMB105,112,000.

Information about the Group's exposure to credit and market risks, and fair value measurement, is included in Note 33.

114 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 20 INVENTORIES As at June 30,20212022RMB’000RMB000Finished goods1,491,3281,186,810Low-value consumables4,7331,285 1,496,0611,188,095 (a) The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows: For the year ended June 30,20212022RMB’000RMB000Carrying amount of inventories sold6,632,5306,915,713Reversal of write-down of inventories(51,074)(44,737) Cost of inventories recognized in consolidated statements of profit or loss6,581,4566,870,976

115 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 21 TRADE AND OTHER RECEIVABLES As at June 30, 20212022NoteRMB’000RMB000CurrentTrade receivables374,828375,798Less: loss allowance33(a)(59,827)(85,117) Trade receivables, net of loss allowance315,001290,681Amounts due from related parties36(c)1,7915,105Miscellaneous expenses paid on behalf of franchisees192,072246,097Value-added tax (“VAT”) recoverable79,590182,906Rental deposits94,423101,124Receivables due from on-line payment platforms and banks (i)33,30926,806Prepayments for inventories38,75852,476Prepayments for licensing expenses11,50335,223Prepayments for listing expenses relating to Hong Kong public offering–58,560Others58,27857,220 824,7251,056,198 Notes:(i) Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.(ii) All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.(iii) Trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in Note 33(a).

116 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

21 TRADE AND OTHER RECEIVABLES (continued)

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As at June 30,	
	2021 RMB'000	2022 RMB'000
Within 90 days	231,643	**182,184**
91 to 180 days	35,853	**89,050**
181 to 360 days	24,603	**8,108**
361 to 540 days	18,553	**11,233**
Over 540 days	4,349	**106**
	315,001	**290,681**

22 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise:

	As at June 30,	
	2021 RMB'000	2022 RMB'000
Cash on hand	549	**450**
Cash at bank	6,771,104	**5,348,042**
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,771,653	**5,348,492**

23 RESTRICTED CASH

	As at June 30,	
	2021 RMB'000	2022 RMB'000
Bank deposits held in an escrow bank account (i)	3,680	**5,772**
Bank deposits frozen for legal proceedings (ii)	–	**26,604**
	3,680	**32,376**

Notes:

(i) The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

(ii) The balance mainly represented deposits frozen for the lawsuits relating to intellectual property dispute and illicit competition as disclosed in Note 35.

117 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 24 CASH FLOW INFORMATION(a) Reconciliation of (loss)/profit for the year to cash generated from operations: For the year ended June 30, 20212022NoteRMB’000RMB000(Loss)/profit for the year(1,429,447)639,743Adjustments for:Interest on lease liabilities926,81732,991Depreciation and amortization7265,019389,871Interest on loans and borrowings91,545405Interest income9(40,433)(66,344)Investment income from other investments8(66,837)(63,801)Net change in fair value of other investments8(2,968)(5,709)Losses on disposal of property, plant and equipment and intangible assets82,3175,614Impairment loss on non-current assets2,94113,485Unrealized foreign exchange (gain)/loss(46,378)6,806Effect of lease contract cancellation(2,630)(25,015)Fair value changes of redeemable shares with other preferential rights1,625,287Share of loss of an equity-accounted investee, net of tax4,0118,162Equity-settled share-based payment expenses7281,31982,835Income tax10(a)213,255267,070Changes in working capital:Inventories(93,197)307,966Trade and other receivables(80,087)(190,145)Contract liabilities34,35386,314Trade and other payables386,703180,122Restricted cash3,376(28,696)Deferred income26,065(5,282) Cash generated from operations1,111,0311,636,392

118 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

24 CASH FLOW INFORMATION (continued)

(b) Reconciliation of liabilities arising from financing activities:

	Loans and borrowings RMB'000 Note 25	Redeemable shares with other preferential rights RMB'000	Interest payable RMB'000	Lease liabilities RMB'000 Note 27	Total RMB'000
At July 1, 2020	416,389	2,381,327	610	602,974	3,401,300
Additions through business combination	21,979	–	–	38,713	60,692
Changes from financing cash flows:					
Proceeds from loans and borrowings	313	–	–	–	313
Repayment of loans and borrowings	(416,588)	–	–	–	(416,588)
Interest of loans and borrowings paid	–	–	(1,488)	–	(1,488)
Payment of capital element and interest element of lease liabilities	–	–	–	(215,762)	(215,762)
Total changes from financing cash flows	(416,275)	–	(1,488)	(215,762)	(633,525)
Exchange adjustments	(1,499)	(42,771)	–	(22,607)	(66,877)
Other changes:					
Fair value changes of redeemable shares with other preferential rights	–	1,625,287	–	–	1,625,287
Decrease in redeemable shares with other preferential rights	–	(3,963,843)	–	–	(3,963,843)
Increase in lease liabilities from entering into new leases during the year	–	–	–	403,955	403,955
Decrease in lease liabilities from derecognition	–	–	–	(29,678)	(29,678)
Increase in interest expenses	–	–	1,545	26,817	28,362
Total other changes	–	(2,338,556)	1,545	401,094	(1,935,917)
At June 30, 2021	20,594	–	667	804,412	825,673

ANNUAL REPORT 2022 • MINISO 119

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

24 CASH FLOW INFORMATION (continued)

(b) Reconciliation of liabilities arising from financing activities: (continued)

	Loans and borrowings RMB'000 Note 25	Interest payable RMB'000	Lease liabilities RMB'000 Note 27	Total RMB'000
At July 1, 2021	20,594	667	804,412	825,673
Changes from financing cash flows:				
Repayment of loans and borrowings	(5,295)	–	–	(5,295)
Interest of loans and borrowings paid	–	(1,000)	–	(1,000)
Payment of capital element and interest element of lease liabilities	–	–	(317,017)	(317,017)
Total changes from financing cash flows	(5,295)	(1,000)	(317,017)	(323,312)
Exchange adjustments	197	(29)	2,260	2,428
Other changes:				
Increase in lease liabilities from entering into new leases during the year	–	–	338,131	338,131
Decrease in lease liabilities from derecognition	–	–	(209,712)	(209,712)
Increase in interest expenses	–	405	32,991	33,396
Forgiveness of loans and borrowings	(8,548)	–	–	(8,548)
Total other changes	(8,548)	405	161,410	153,267
At June 30, 2022	6,948	43	651,065	658,056

(c) Total cash out flow for leases:

	For the year ended June 30, 2021 RMB'000	2022 RMB'000
Within operating cash flows	(31,502)	**(33,032)**
Within financing cash flows	(215,762)	**(317,017)**
	(247,264)	**(350,049)**

(d) Non-cash transactions

Non-cash transactions incurred during the year ended June 30, 2021 mainly comprised the conversion of redeemable shares with other preferential rights into ordinary shares upon the date of completion of IPO with the amount of RMB3,963,843,000 transferred from liabilities to equity.

No significant non-cash transaction incurred during the year ended June 30, 2022.

120 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

25 LOANS AND BORROWINGS

(a) The analysis of the carrying amount of loans and borrowings is as follows:

		As at June 30,	
	Note	2021 RMB'000	2022 RMB'000
Non-current liabilities			
Borrowings from existing non-controlling interest shareholders	(i)	6,612	**6,503**
Other borrowings		313	**–**
		6,925	**6,503**
Current liabilities			
Current portion of unsecured bank loans	(ii)	8,921	**–**
Current portion of borrowings from former and existing non-controlling interest shareholders	(i)/(iii)	4,748	**133**
Other borrowings		–	**312**
		13,669	**445**

Notes:

(i) The long-term borrowings from non-controlling interest shareholders outstanding as at June 30, 2021 and 2022 represented two loans:

- a loan obtained in a subsidiary acquired during the year ended June 30, 2021 with principal amount of SGD1,350,000 (equivalent to RMB6,484,000 and RMB6,503,000 on June 30, 2021 and 2022, respectively). The loan bears an interest rate of 3% per annum. As agreed with the lender, the loan is not required to be repaid until certain performance conditions are met by the subsidiary. As of June 30, 2021 and 2022, such performance conditions were not expected to be met within one year.

- a loan with principal amount of USD20,000 (equivalent to RMB128,000 and RMB133,000 on June 30, 2021 and 2022, respectively) and bearing an interest rate of 9% per annum. The loan was with a term of 5 years and will expire in December 2022. The loan was reclassified as current liability as of June 30, 2022.

(ii) In April 2020, under the rules issued by the U.S. Small Business Administration (SBA) implementing the Paycheck Protection Program under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Paycheck Protection Program Rule"), the subsidiaries in the U.S. obtained unsecured bank loans with an aggregated amount of US$1,381,000 (equivalent to RMB8,921,000 on June 30, 2021). The loans bear an interest rate of 0.98% per annum with a term of 2 years and expired in April 2022. Under the Paycheck Protection Program Rule, loan forgiveness will be provided for documented payroll costs and covered rent payments and utilities that qualify SBA requirements. As of June 30, 2021, the Group had not qualified for the loan forgiveness. During the year ended June 30, 2022, the Group was assessed to be qualified for a loan forgiveness for an amount of USD1,320,000 (equivalent to RMB8,548,000) and recognized such amount in the consolidated statement of profit or loss. The remaining loan balance of USD80,000 was repaid in September 2021.

(iii) The current portion of long-term borrowings from former and existing non-controlling interest shareholders outstanding as of June 30, 2021 comprised a loan with principal amount of IDR10,600,000,000 (equivalent to RMB4,748,000 on June 30, 2021) and bearing an interest rate of 6%. The loan was with a term of 5 years and expired in April 2022. The loan was repaid in June 2022.

Information about the Group's exposure to interest rates, foreign currency and liquidity risks is included in Note 33.

ANNUAL REPORT 2022 • MINISO 121

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

25 LOANS AND BORROWINGS (continued)

(b) Terms and repayment schedule

At the end of reporting periods, the loans and borrowings were repayable as follows:

	As at June 30,	
	2021 RMB'000	2022 RMB'000
Within 1 year or on demand	13,669	**445**
After 1 year but within 2 years	442	**650**
After 2 years but within 5 years	1,297	**5,853**
More than 5 years	5,186	**–**
	6,925	**6,503**
	20,594	**6,948**

26 TRADE AND OTHER PAYABLES

	As at June 30,	
	2021 RMB'000	2022 RMB'000
Trade payables	624,688	**649,415**
Payroll payable	63,621	**68,969**
Accrued expenses	155,698	**264,905**
Other taxes payable	20,633	**52,078**
Deposits	1,833,516	**1,875,380**
Amounts due to related parties (Note 36(c))	7,490	**13,710**
Others	103,536	**148,534**
	2,809,182	**3,072,991**

Information about the Group's exposure to currency and liquidity risks is included in Note 33.

The credit period granted by suppliers is 30 to 60 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

122 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

26 TRADE AND OTHER PAYABLES (continued)

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

	As at June 30,	
	2021 RMB'000	**2022** **RMB'000**
Within 1 month	558,743	**599,280**
1 to 3 months	41,176	**32,308**
3 months to 1 year	10,322	**5,010**
Over 1 year	14,447	**12,817**
	624,688	**649,415**

27 LEASE LIABILITIES

The following table shows the remaining contractual maturities of the Group's lease liabilities at the end of the reporting periods:

	As at June 30, 2021	
	Present value of the minimum lease payments RMB'000	Total minimum lease payments RMB'000
Within 1 year	321,268	342,211
After 1 year but within 2 years	203,467	217,229
After 2 years but within 5 years	239,995	277,726
After 5 years	39,682	54,848
	483,144	549,803
	804,412	892,014
Less: total future interest expenses		(87,602)
Present value of lease liabilities		804,412

ANNUAL REPORT 2022 • MINISO 123

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

27 LEASE LIABILITIES (continued)

	As at June 30, 2022	
	Present value of the minimum lease payments RMB'000	Total minimum lease payments RMB'000
Within 1 year	257,997	263,332
After 1 year but within 2 years	176,047	188,172
After 2 years but within 5 years	188,031	215,398
After 5 years	28,990	39,421
	393,068	442,991
	651,065	706,323
Less: total future interest expenses		(55,258)
Present value of lease liabilities		651,065

28 DEFERRED INCOME

	As at June 30,	
	2021 RMB'000	2022 RMB'000
Deferred income from depositary bank		
Non-current portion	20,005	14,488
Current portion	6,060	6,295
	26,065	20,783

The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period. During the years ended June 30, 2021 and 2022, the Company recorded RMB4,274,000 and RMB6,037,000, respectively, in other income.

124 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 29 REDEEMABLE SHARES WITH OTHER PREFERENTIAL RIGHTSPursuant to the shareholders agreement enter into on February 26, 2020, two investors, HH SPR-XIV HK Holdings Limited (“Hillhouse”), Tencent Mobility Limited and Easy Land Limited (together as “Tencent”) each subscribed 58,833,418 Series A preferred shares in the Company and each hold 5.3763% shares in the Company. The Series A preferred shares held by Hillhouse and Tencent, collectively “Investor Shareholders”, included certain redemption and other preferential rights as set forth below.(a) Redemption rightsInvestor Shareholders could require the Company to redeem all or any of their equity interests, upon the occurrence of any of the following redemption events:(1) any material violation of laws or regulations by the Controlling Shareholders and Mr. Li Minxin (collectively, the “Founders”), or any of the Group companies;(2) any shareholder that is not an Investor Shareholder requests a redemption by the Company and/or the Founders;(3) the Company fails to meet the applicable listing conditions of a qualified stock exchange and fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018;(4) the Company fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018 due to reasons other than those listed in (3) above;(5) the Company has satisfied the applicable listing conditions of a qualified stock exchange, but the Company failed to initiate the listing application process within three months upon any Investor Shareholders’ request;(6) any Group companies suffered severe difficulties in the operation of the business caused by the Founders (including but not limited to any operating risk suffered by any other business that any Founder directly or indirectly operates); or(7) material adverse changes in applicable law have caused severe difficulties in the operation of the business of any Group companies.The redemption price shall be equal to the higher of (i) or (ii) below: (i) the applicable original issue price (USD72,683,000 (equivalent to RMB491,514,000) and RMB500,000,000 for Hillhouse and Tencent, respectively, the “Original Issue Price”), plus declared and unpaid dividends, and plus an amount that would give Investor Shareholders a simple non-compounded interest equal to the redemption return rate on the applicable Original Issue Price calculated from the original issue date (i.e. December 27, 2018) up until the date of receipt by such holders of the full redemption amount thereof, and (ii) the fair market value of respective Series A preferred shares held by the Investor Shareholders as of the date of redemption notice.Upon exercise of the redemption rights under redemption events (2), (3) and (7), the redemption return rate is 10% per annum. Upon exercise of the redemption rights under redemption events (1) and (4) to (6), the redemption return rate is 25% per annum.The redemption rights held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

125 ANNUAL REPORT 2022 • MINISO (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 29 REDEEMABLE SHARES WITH OTHER PREFERENTIAL RIGHTS (continued)(b) Liquidation preferencesIn the event of a liquidation, dissolution or winding up of the Company, or in the event of any deemed liquidation events as set out below, Investor Shareholders shall be entitled to receive, prior and in preference to distribution of any of the assets or surplus funds of the Company to any shareholder that is not an Investor Shareholder, the amount equal to the higher of (i) or (ii) below: (i) the applicable Original Issue Price, plus declared and unpaid dividends, plus an amount that would give Investor Shareholders a simple non-compounded interest of 10% per annum on the applicable Original Issue Price calculated from the original issue date (i.e. December 27, 2018) up until the date of receipt by such holders of the full liquidation preference amount thereof, and (ii) the fair market value of respective Series A preferred shares held by the Investor Shareholders as of the notice date of exercise of liquidation preferences. The shareholders other than Investor Shareholders shall procure that distributions to Investor Shareholders be made in the above manners.Deemed liquidation events include (i) any transaction or series of transactions, whether by merger, reorganization, sale or issuance of equity or other arrangements which would result in a change of controlling shareholders of the Company (ii) a disposition of all or substantially all of the Group companies as a whole, or (iii) a sale or exclusive licensing of all or substantially all of the intellectual property owned by the Group companies as a whole.The liquidation preferences held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.The Group classified these redeemable shares with other preferential rights as financial liabilities at fair value through profit or loss with the changes in the fair value recorded in the consolidated statement of profit or loss for the year ended June 30, 2021.Upon the completion of IPO of the Company on October 15, 2020, all the redemption and other preferential rights entitled to the Investor Shareholders lapsed and the Series A preferred shares held by the Investor Shareholders were converted and re-designated into Class A ordinary shares on a one-for-one basis. Accordingly, the financial liabilities for redeemable shares with other preferential rights were derecognized.The movement of redeemable shares with other preferential rights during the year ended June 30, 2021 is set out as below: RMB’000At July 1, 20202,381,327Changes in fair value1,625,287Exchange adjustment(42,771)Conversion into Class A ordinary shares upon IPO of the Company(3,963,843) At June 30, 2021–

126 MINISO • ANNUAL REPORT 2022 (Expressed in thousands of Renminbi, unless otherwise indicated)Notes to the Consolidated Financial Statements 29 REDEEMABLE SHARES WITH OTHER PREFERENTIAL RIGHTS (continued)(b) Liquidation preferences (continued)On October 15, 2020, the Company successfully listed on the New York Stock Exchange and made an offering of 121,600,000 Class A ordinary shares (excluding any Class A ordinary shares issued pursuant to the exercise of the over-allotment option) at a price at US$5.00 per share. All Series A preferred shares were converted and re-designated into Class A ordinary shares upon completion of the IPO on October 15, 2020. The fair value of each of Series A preferred share on the conversion date was the offer price in the global offering.Changes in fair value of redeemable shares with other preferential rights were recorded as “fair value changes of redeemable shares with other preferential rights” in the consolidated statements of profit or loss. Management considered that fair value changes that are attributable to changes of credit risk of this liability are not significant.30 CAPITAL AND RESERVES(a) Share capital and additional paid-in capital(i) Upon incorporation in January 2020, the Company authorized and issued 5,000,000,000 and 976,634,771 ordinary shares, respectively, with a par value of US$0.00001 each. Among the 976,634,771 ordinary shares issued, 865,591,398 shares represented ordinary shares outstanding of the Company and 111,043,373 shares were recognized as treasury shares (see Note 30(b)(v)). These shares rank pari passu in all respects with the ordinary shares in issue.(ii) The Company adopted a dual-class share structure effective immediately prior to the completion of the IPO. All the Company’s issued ordinary shares, including treasury shares reserved for the share award scheme, had been re-designated as 766,011,125 Class A ordinary shares and 328,290,482 Class B ordinary shares respectively immediately prior to the completion of the IPO.Holders of the Class A ordinary shares and Class B ordinary shares had the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares was entitled to three votes per share, while the holders of Class A ordinary shares entitled to one vote per share. Each Class B ordinary share was convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares were not convertible into Class B ordinary shares under any circumstances.(iii) Upon completion of the IPO and the exercise of the over-allotment option in November 2020, the Company issued 121,600,000 and 9,664,748 Class A ordinary shares at par value of US$0.00001 each for cash consideration of US$5.00 each, respectively. The total net proceeds received were US$625,274,000 (equivalent to RMB4,178,860,000), net of share issuance costs. The share issuance costs paid and payable mainly include share underwriting commissions, legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares.(iv) Upon completion of the IPO on October 15, 2020, each issued Series A preferred share was converted into one Class A ordinary share by re-designation and reclassification of every Series A preferred share in issue as a Class A ordinary share on a one for one basis. As a result, the financial liabilities for Series A preferred shares were derecognized and recorded as share capital and additional paid-in capital.

ANNUAL REPORT 2022 • MINISO 127

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

30 CAPITAL AND RESERVES (continued)

(a) Share capital and additional paid-in capital (continued)

(v) During the years ended June 30, 2021 and 2022, 71,880,408 and 3,897,180 of restricted shares and options were vested and exercised, and were released from treasury shares into Class A ordinary shares.

(vi) As of June 30, 2021 and 2022, analysis of the Company's issued shares including treasury shares reserved for the share award scheme, was as follows:

	As of June 30, 2021 and 2022	
	Number of shares	Share capital RMB'000
Class A ordinary shares	897,275,873	69
Class B ordinary shares	328,290,482	23
	1,225,566,355	92

(vii) Pursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effective from the Company's listing on The Stock Exchange of Hong Kong Limited, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of US$0.00001 each.

(viii) On July 13, 2022, the Company completed its dual primary listing on The Stock Exchange of Hong Kong Limited. Upon completion of the dual primary listing and exercise of the over-allotment option, the Company issued 41,100,000 and 486,200 ordinary shares respectively, with a par value of US$0.00001 each and offer price of HK$13.80 each.

(b) Nature and purposes of reserves

(i) Merger reserve

The merger reserve mainly represents the difference between the consideration paid and the paid-in capital acquired arising from business combinations involving entities under common control during the year ended June 30, 2019.

(ii) Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii) Share-based payment reserve

The share-based payment reserve represents the portion of the grant date fair value of restricted shares and share options granted to the key management personnel and employees of the Group that has been recognized in accordance with the accounting policy adopted for share-based payments in Note 2(r)(iii).

128 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

30 CAPITAL AND RESERVES (continued)

(b) Nature and purposes of reserves (continued)

(iv) PRC statutory reserve

PRC statutory reserves are established in accordance with the PRC Company Law and the Articles of Association of the subsidiaries which are established in the PRC. The subsidiary being an equity joint venture with foreign investment, transfers certain percentages of the net profit to a statutory surplus reserve at the discretion of its board of directors. The subsidiaries being wholly foreign-owned enterprise or wholly domestic-owned enterprises, are required to allocate at least 10% of its net profits to a statutory surplus reserve. The transfer to this reserve must be made before distribution of dividends to equity shareholders can be made.

PRC statutory reserve can be used to make good previous years' losses, if any, and may be converted into capital in proportion to their existing equity holdings, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

(v) Treasury shares

The balance of treasury shares as at June 30, 2021 represent the considerations received from special purpose vehicles (see Note 31) for unvested and forfeited restricted shares.

On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022.

During the period from December 21, 2021 to June 30, 2022, the Company repurchased Class A ordinary shares as follows, and the cost of the Company's shares held by the Group was recorded in treasury shares:

Month	Number of shares repurchased	Highest price paid per share USD	Lowest price paid per share USD	Aggregate price paid USD'000
December 2021	809,040	2.50	2.34	1,979
January 2022	674,036	2.48	2.23	1,624
February 2022	700,712	2.48	2.03	1,638
March 2022	1,612,600	2.48	1.58	3,371
April 2022	610,024	2.10	1.75	1,180
May 2022	702,104	1.95	1.28	1,100
June 2022	1,002,760	2.38	1.28	1,871
Total	6,111,276			12,763
Equivalent to RMB'000				82,160

ANNUAL REPORT 2022 • MINISO 129

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

30 CAPITAL AND RESERVES (continued)

(c) Capital management

The Group defines "capital" as including all components of equity and redeemable shares with other preferential rights. The Group's policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group's approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

(d) Dividends

During the year ended June 30, 2021, no dividend was paid or declared by the Company.

During the year ended June 30, 2022, dividends in respect of the fiscal year ended June 30, 2021 of US$0.039 per ordinary share, amounting to USD47,178,000 (equivalent to RMB306,255,000), were declared and paid by the Company. The dividends were distributed from capital reserve.

Special cash dividends of US$0.172 per ordinary share, amounting to USD53,500,000 (equivalent to RMB360,800,000), were proposed and approved by the board of directors of the Company subsequent to the fiscal year ended June 30, 2022 in August 2022. The dividends will be distributed from capital reserve and have not been recognized as liabilities as of June 30, 2022.

(Expressed in thousands of Renminbi, unless otherwise indicated) 130 MINISO • ANNUAL REPORT 2022 Notes to the Consolidated Financial Statements 31 EQUITY SETTLED SHARE-BASED PAYMENTSThe Group has adopted two share-based compensation plans, namely, the 2018 Share Award Scheme, which was subsequently replaced by the 2020 Share Award Scheme, and the 2020 Option Plan, collectively 2020 Share Incentive Plan.(a) The 2018 and 2020 Share Award Scheme:In August 2018, MINISO Guangzhou adopted a share award scheme (the “2018 Share Award Scheme”) with the purpose of attracting, motivating, retaining and rewarding certain key management personnel and employees of the Group. Under the 2018 Share Award Scheme, restricted shares of MINISO Guangzhou may be awarded to selected employees (the “Selected Employees”).Unless terminated earlier by the board of directors, the 2018 Share Award Scheme will be valid and effective for a term of 10 years starting on August 24, 2018.On August 27, 2018, the board of directors of MINISO Guangzhou approved the grant of 12,130,664 restricted shares to selected employees at an exercise price of RMB1.79 per share. According to the scheme, 40% of these restricted shares were immediately vested on the grant date, 30% would vest on the 1st anniversary of the grant date and the remaining 30% would vest on the 2nd anniversary of the grant date, on the condition that employees remain in service without any performance requirements (“Specified Service Period”). In addition, if the employees leave the Group before the consummation of a qualified initial public offering (“IPO”) of MINISO Guangzhou, the awarded shares will be forfeited. The forfeited shares will be purchased back by a shareholder designated by MINISO Guangzhou at the original exercise price, and if applicable, plus 10% per annum interest, and could be reallocated in the subsequent grants at the discretion of MINISO Guangzhou. That is, the actual length of vesting period of the restricted shares is subject to an IPO condition. The Group considered that an IPO was probable to incur after the Specified Service Period and recognized the share compensation expenses over the estimated actual vesting period, which is based on an estimate of when an IPO will incur.On January 7, 2020, the Company was established as the new holding company of the Group, and the 2018 Share Award Scheme adopted by MINISO Guangzhou was replaced in its entirety by a share award scheme adopted by the Company on January 7, 2020 (the “2020 Share Award Scheme”), pursuant to which the restricted shares of MINISO Guangzhou granted to the previous Selected Employees were replaced by the restricted shares of the Company awarded to the same Selected Employees. The terms of the restricted shares of the Company granted to the same Selected Employees are substantially consistent with the 2018 Share Award Scheme, except that Specified Service Period of the remaining 30% restricted shares held by the employees other than key management personnel was extended as one-third (1/3) of the 30% restricted shares would vest on each of the 2nd, 3rd and 4th anniversary of the original grant date, respectively (“Extended Specified Service Period”). The IPO condition remained unchanged. The Extended Specified Service Period is not beneficial to employees. The Group considered that an IPO was probable to incur and recognized the share compensation expenses over the estimated actual vesting period, which is based on the estimate of when an IPO will incur or the Specified Service Period, whichever is longer.The 2020 Share Aware Scheme was administered by twelve special purpose vehicles, and the Group has the power to govern the relevant activities of the twelve special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under 2020 Share Award Scheme, therefore, the twelve special purpose vehicles were consolidated.Unless terminated earlier by the board of directors, the 2020 Share Award Scheme will be valid and effective for a term of 103 months starting on January 7, 2020.

ANNUAL REPORT 2022 • MINISO 131

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

31 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

(a) The 2018 and 2020 Share Award Scheme: (continued)

To give the participants the same proportion of the share capital of the Company as that they were entitled to before the replacement of the 2018 Share Award Scheme, each restricted share under the 2018 Share Award Scheme, which is equivalent to RMB1 of the paid-in capital of MINISO Guangzhou, were split into 7 restricted shares of the Company ("restricted share split"). Hence, under the 2020 Share Award Scheme, the aggregate number of shares awarded shall not exceed 111,043,373 shares, representing 10.15% of share capital of the Company. Pro-rata adjustments have also been made to the exercise price per share of awarded shares of the Company, which was adjusted to be USD0.036 per share accordingly.

During the year ended June 30, 2021, 18,457,325 shares were released from the 2020 Share Award Scheme and the aggregate number of shares awarded under the 2020 Share Award Scheme thus shall not exceed 92,586,048.

Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair value are as follows:

	Number of restricted shares	Weighted-average exercise price per restricted share		Weighted-average grant date fair value per restricted share
Outstanding as of July 1, 2020	79,224,019	USD	0.036	7.67
Vested during the year	(71,132,744)	USD	0.036	7.67
Forfeited during the year	(2,335,487)	USD	0.036	7.67
Outstanding as of June 30, 2021	5,755,788	USD	0.036	7.67
Outstanding as of July 1, 2021	**5,755,788**	**USD**	**0.036**	**7.67**
Vested during the year	**(2,114,000)**	**USD**	**0.036**	**7.67**
Forfeited during the year	**(1,101,368)**	**USD**	**0.036**	**7.67**
Outstanding as of June 30, 2022	**2,540,420**	**USD**	**0.036**	**7.67**

The weighted-average remaining contract life for the outstanding restricted shares granted was 85 and 73 months as of June 30, 2021 and 2022, respectively.

The fair value of restricted shares per share and aggregate fair value of restricted shares at the date of grant on August 27, 2018 were RMB53.67 and RMB651,053,000, respectively. The fair value of restricted shares at the grant date was determined with reference to the fair value of the equity interest of MINISO Guangzhou.

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned share-based awards granted to the Group's employees were RMB155,171,000 and RMB5,067,000 for the years ended June 30, 2021 and 2022, respectively.

132 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

31 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

(a) The 2018 and 2020 Share Award Scheme: (continued)

The extension of Specified Service Period on January 7, 2020 was not beneficial to the employees and accordingly the Group has not taken the modification into account and continued to measure the compensation expense based on the original grant date fair value.

(b) The 2020 Option Plan

In January 2020, a share option scheme (the "2020 Option Plan") was approved by the board of directors of the Company. Unless extra approval is made by the board of directors, the options will be exercisable only if the option holder continues employment or provide services through each vesting date. Under the 2020 Option Plan, the aggregate number of shares for exercise of options shall not exceed 31,618,125 shares. The aggregate number of ordinary shares for exercise of options was subsequently reduced to 14,057,500 in September 2020, excluding options that have been forfeited or canceled after the relevant grant dates.

On January 16, 2020, the board of directors approved the grant of options to purchase an aggregate of 11,035,000 ordinary shares of the Company to certain employees of the Group at an exercise price of US$0.036 per share.

On September 27, 2020, the board of directors approved the grant of options to purchase aggregate of 4,703,500 ordinary shares of the Company to certain employees of the Group at an exercise price of US$0.036 per share.

Each of 20% of the above options granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, respectively, on the condition that employees remain in service without any performance requirements. The options lapse on the tenth anniversary of the grant date.

The option activities during the years ended June 30, 2021 and 2022 are summarized as follows:

	Number of options	Weighted-average exercise price US$ per share	Weighted-average grant date fair value US$ per share
Outstanding at July 1, 2020	11,014,000	0.036	3.08
Granted	4,703,500	0.036	4.89
Exercised	(747,664)	0.036	3.08
Forfeited	(2,569,000)	0.036	3.10
Outstanding at June 30, 2021	12,400,836	0.036	3.71
Exercisable at June 30, 2021	1,128,336	0.036	3.08
Non-vested at June 30, 2021	11,272,500	0.036	3.78
Outstanding at July 1, 2021	**12,400,836**	**0.036**	**3.71**
Exercised	**(1,783,180)**	**0.036**	**3.64**
Forfeited	**(1,699,164)**	**0.036**	**4.01**
Outstanding at June 30, 2022	**8,918,492**	**0.036**	**3.67**
Exercisable at June 30, 2022	**1,888,574**	**0.036**	**3.39**
Non-vested at June 30, 2022	**7,029,918**	**0.036**	**3.74**

ANNUAL REPORT 2022 • MINISO 133

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

31 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

(b) The 2020 Option Plan (continued)

The fair value of options was determined using the binominal option-pricing model, with the assistance of an independent third-party valuation firm, Jones Lang LaSalle. Assumptions used in the binominal option-pricing model are presented below:

	Grant date	
	January 16, 2020	September 27, 2020
Fair value per share	US$3.08	US$4.89
Risk-free interest rate	1.8%	0.6%
Expected dividend yield	0%	0%
Expected volatility	33.2%	35.0%
Expected multiples	2.2 – 2.8	2.2
Contractual life	10 years	9.3 years

The expected volatility is based on the historical volatility of selected comparable companies in the period of the expected life of the share options. Expected dividend yield is estimated based on the Company's expected dividend policy over the expected life of the options.

The fair value of options granted on January 16, 2020 and September 27, 2020 were US$33,985,000 (equivalent to RMB233,841,000) and US$23,019,000 (equivalent to RMB156,808,000), respectively. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group's employees were RMB126,148,000 and RMB77,768,000 for the years ended June 30, 2021 and 2022, respectively.

32 ACQUISITION OF SUBSIDIARIES

(a) Business combination

On March 11, 2021, the Group acquired 70% of shares and voting interests in MINISO SG Pte. Ltd. from two third parties, at a cash consideration of SGD2,100,000 (equivalent to RMB10,257,000).

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

	RMB'000
Property, plant and equipment	1,539
Right-of-use assets	36,632
Inventories	6,775
Trade and other receivables	13,770
Cash and cash equivalents	1,433
Loans and borrowings	(21,979)
Trade and other payables	(12,092)
Lease liabilities	(38,713)
Current taxation	(770)
Total identifiable net liabilities acquired	(13,405)

(Expressed in thousands of Renminbi, unless otherwise indicated) 134 MINISO • ANNUAL REPORT 2022 Notes to the Consolidated Financial Statements 32 ACQUISITION OF SUBSIDIARIES (continued)(a) Business combination (continued)Goodwill arising from the acquisition has been recognized as follows: RMB’000Consideration transferred10,257Share of fair value of identifiable net liabilities9,383 Goodwill (Note 16)19,640 The revenue and loss included in the consolidated statement of profit or loss from the acquisition dates to June 30, 2021 contributed by MINISO SG Pte. Ltd. was RMB19,073,000 and RMB8,236,000 respectively.If the acquisition had occurred on July 1, 2020, management estimates that consolidated revenue would have been RMB9,117,348,000 and consolidated loss would have been RMB1,445,632,000 for the year ended June 30, 2021.(b) Acquisition of assets and liabilities through acquisition of a subsidiaryAs disclosed in Note 18, the Company previously held 20% equity interest in YGF Investment, which was accounted for using equity method. On October 27, 2021, the Company acquired the remaining 80% equity interest in YGF Investment from YGF MC Limited at a cash consideration of RMB694,479,000. The cash consideration was determined below: RMB’000Consideration for 80% equity interest in YGF Investment1,375,600Less: the amount of unpaid share capital of YGF MC Limited(1,001,051) Net consideration for 80% equity (via payment to YGF MC Limited)374,549Settlement of the amount due to fellow subsidiary of YGF MC Limited (via additional capital injection into YGF Investment by the Company)319,930 694,479 Upon completion of the acquisition on October 27, 2021, YGF Investment became a wholly-owned subsidiary of the Group.The major assets of YGF Investment comprised the land use right and prepayments for the construction project of a new headquarters building, for which no substantive progress was made as at the date of acquisition. The directors of the Company determined that the acquisition of assets and liabilities through acquisition of a subsidiary does not constitute a business combination. As such transaction is a step acquisition, the carrying amount of the previously owned 20% equity interest was included as part of the cost of the acquisition and was not remeasured at the date of acquisition.

(Expressed in thousands of Renminbi, unless otherwise indicated) 135 ANNUAL REPORT 2022 • MINISO Notes to the Consolidated Financial Statements 32 ACQUISITION OF SUBSIDIARIES (continued)(b) Acquisition of assets and liabilities through acquisition of a subsidiary (continued)The following summarizes the amounts of assets and liabilities recognized in Group’s consolidated financial statements at the date of acquisition: RMB000Property, plant and equipment10,290Right-of-use assets1,781,595Prepayments for construction project200,000Trade and other receivables58Cash and cash equivalents10,996Trade and other payables(964,558) Total identifiable net assets acquired1,038,381 Total acquisition cost for the above net assets: RMB000Cash consideration694,479Add: carrying amount of the Group’s previously held equity interest in YGF Investment at the date of acquisition343,902 1,038,381 Analysis of net cash outflow of cash and cash equivalents in respect of the acquisition of YGF Investment: RMB000Cash considerations paid694,479Less: cash and cash equivalents acquired(10,996)Net cash outflow683,483The value of each identifiable assets and liabilities acquired was determined by the directors of the Company with reference to the valuation carried out by an independent valuer, Jones Lang LaSalle.

(Expressed in thousands of Renminbi, unless otherwise indicated) 136 MINISO • ANNUAL REPORT 2022 Notes to the Consolidated Financial Statements 33 FINANCIAL RISK MANAGEMENT AND FAIR VALUESExposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.(a) Credit riskCredit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade and other receivables. The Group’s exposure to credit risk arising from cash and cash equivalents and restricted cash is limited because the counterparties are banks and financial institutions with high-credit-quality, for which the Group considers having low credit risk.Trade receivablesThe Group’s trade receivables mainly derive from sales of goods to distributors. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At June 30, 2021 and 2022, 30% and 53% of the total trade receivables were due from the Group’s five largest debtors, respectively.Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

(Expressed in thousands of Renminbi, unless otherwise indicated) 137 ANNUAL REPORT 2022 • MINISO Notes to the Consolidated Financial Statements 33 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)(a) Credit risk (continued)Trade receivables (continued)The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables: As at June 30, 2021GrossExpectedcarryingLossloss rateamountallowance%RMB’000RMB’000Current (not past due)2%236,210(4,827)Less than 90 days past due5%38,141(1,907)91 – 270 days past due12%27,838(3,341)271 – 450 days past due26%25,055(6,514)451 – 810 days past due58%10,347(6,001)More than 810 days past due100%19,205(19,205) 356,796(41,795)Additional loss allowance due to specific consideration on certain distributors18,032(18,032) 374,828(59,827) As at June 30, 2022GrossExpectedcarryingLossloss rateamountallowance%RMB000RMB000Current (not past due)2%186,151(3,967)Less than 90 days past due8%96,508(7,458)91 – 270 days past due23%10,554(2,446)271 – 450 days past due38%18,224(6,991)451 – 810 days past due75%416(310)More than 810 days past due100%10,193(10,193) 322,046(31,365)Additional loss allowance due to specific consideration on certain distributors53,752(53,752) 375,798(85,117)

(Expressed in thousands of Renminbi, unless otherwise indicated) 138 MINISO • ANNUAL REPORT 2022 Notes to the Consolidated Financial Statements 33 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)(a) Credit risk (continued)Trade receivables (continued)Loss allowances of RMB18,032,000 and RMB53,752,000 for trade receivables mainly from certain overseas distributors were made during the years ended June 30, 2021 and 2022 due to deterioration of financial status of these distributors.Expected loss rates are based on actual loss experience over the past 2 to 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.Movement in the loss allowance account in respect of trade receivables during the reporting periods presented is as follows: RMB’000Balance at July 1, 2020(43,183)Credit loss recognized during the year(19,870)Exchange adjustment3,226 Balance at June 30, 2021(59,827) Credit loss recognized during the year(28,924)Exchange adjustment3,634 Balance at June 30, 2022(85,117) The following significant changes in the gross carrying amounts of trade receivables contributed to the increase in the loss allowance during the year ended June 30, 2021:• Decrease in days past due over 90 days but less than 450 days resulted in a decrease in loss allowance of RMB15,287,000.• Increase in days past due over 450 days resulted in an increase in loss allowance of RMB25,206,000.• Increase in loss allowance of RMB5,704,000 for trade receivables due from certain overseas distributors due to deterioration of their financial condition.The Group does not provide any guarantees which would expose the Group to credit risk.

(Expressed in thousands of Renminbi, unless otherwise indicated) 139 ANNUAL REPORT 2022 • MINISO Notes to the Consolidated Financial Statements 33 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)(a) Credit risk (continued)Trade receivables (continued)The following significant changes in the gross carrying amounts of trade receivables contributed to the increase in the loss allowance during the year ended June 30, 2022:• Increase in past due but less than 90 days resulted in an increase in loss allowance of RMB5,551,000.• Decrease in days past due over 450 days resulted in a decrease in loss allowance of RMB14,703,000.• Increase in loss allowance of RMB35,720,000 for trade receivables mainly due from certain overseas distributors due to deterioration of their financial condition.The Group does not provide any guarantees which would expose the Group to credit risk.Other receivablesIn determining the ECL for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no credit loss allowance of other receivables is considered necessary by management for the years ended June 30, 2021 and 2022.

140 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

33 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(b) Liquidity risk

As at June 30, 2021 and 2022, the Group's net current assets amounted to RMB5,716,232,000 and RMB4,283,891,000, respectively. Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the board when the borrowings exceed certain predetermined levels of authority. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the years ended June 30, 2021 and 2022, the Group had net cash generated from operating activities of approximately RMB916,320,000 and RMB1,406,262,000 respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. The Directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

The following tables show the remaining contractual maturities at the end of the years presented of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of the year presented) and the earliest date the Group can be required to pay.

	Within 1 year or on demand RMB'000	More than 1 year but less than 2 years RMB'000	More than 2 years but less than 5 years RMB'000	More than 5 years RMB'000	Total RMB'000	Carrying amount at June 30, 2021 RMB'000
Trade and other payables	2,809,182	–	–	–	2,809,182	2,809,182
Loans and borrowings	13,944	641	1,880	5,770	22,235	20,594
Lease liabilities	342,211	217,229	277,726	54,848	892,014	804,412
	3,165,337	217,870	279,606	60,618	3,723,431	3,634,188

	Within 1 year or on demand RMB'000	More than 1 year but less than 2 years RMB'000	More than 2 years but less than 5 years RMB'000	More than 5 years RMB'000	Total RMB'000	Carrying amount at June 30, 2022 RMB'000
Trade and other payables	3,072,991	–	–	–	3,072,991	3,072,991
Loans and borrowings	645	845	6,204	–	7,694	6,948
Lease liabilities	263,332	188,172	215,398	39,421	706,323	651,065
	3,336,968	189,017	221,602	39,421	3,787,008	3,731,004

ANNUAL REPORT 2022 • MINISO 141

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

33 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(c) Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

(i) Interest rate profile

The following table details the interest rate profile of the Group's loans and borrowings, deposit with banks with original maturity date over three months and cash and cash equivalents at the end of each reporting period presented:

	Interest rates %	As at June 30, 2021 RMB'000	Interest rates %	As at June 30, 2022 RMB'000
Fixed rate instrument:				
Loans and borrowings (Note 25)	0%~9%	(20,594)	0%~9.0%	(6,948)
Cash at bank (Note 22)	2%~2.2%	201,488	1.3%~2.5%	565,402
Term deposits	–	–	0.3%~2.2%	236,878
		180,894		795,332
Variable rate instrument:				
Restricted cash (Note 23)	0.3%	3,680	0.3%~1.9%	32,376
Cash at bank (Note 22)	0%~3%	6,569,616	0%~3.5%	4,782,640
		6,573,296		4,815,016

(ii) Sensitivity analysis

At June 30, 2021, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have decreased/increased the Group's loss for the year and accumulated losses by approximately RMB55,880,000.

At June 30, 2022, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group's profit for the year and decreased/increased accumulated losses by approximately RMB37,397,000.

142 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

33 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d) Currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars, Euros and Hong Kong Dollars. The Group manages this risk as follows:

(i) Exposure to currency risk

The following table details the Group's exposure at the end of the reporting periods to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in Renminbi, translated using the spot rate at the year-end date. Differences resulting from the translation of the financial statements of foreign operations into the Group's presentation currency are excluded.

	Exposure to foreign currencies (Expressed in thousands of Renminbi) As at June 30, 2021				
	United States Dollars RMB'000	Euros RMB'000	Hong Kong Dollars RMB'000	Renminbi RMB'000	Others RMB'000
Trade and other receivables	20,423	–	–	–	1,818
Cash and cash equivalents	402,563	19,927	2,728	601,491	1,306
Trade and other payables	(24,760)	(4,526)	(23,968)	–	(17)
Loans and borrowings	(6,613)	–	–	–	–
Net exposure arising from recognized assets and liabilities	391,613	15,401	(21,240)	601,491	3,107

	Exposure to foreign currencies (Expressed in thousands of Renminbi) As at June 30, 2022				
	United States Dollars RMB'000	**Euros RMB'000**	**Hong Kong Dollars RMB'000**	**Renminbi RMB'000**	**Others RMB'000**
Trade and other receivables	**54,944**	**5,021**	**–**	**–**	**–**
Cash and cash equivalents	**486,139**	**7,516**	**2,852**	**2,094**	**2**
Term deposits	**336**	**–**	**–**	**–**	**–**
Trade and other payables	**(63,576)**	**(8,909)**	**(9,364)**	**–**	**–**
Loans and borrowings	**(133)**	**–**	**–**	**–**	**–**
Net exposure arising from recognized assets and liabilities	**477,710**	**3,628**	**(6,512)**	**2,094**	**2**

ANNUAL REPORT 2022 • MINISO 143

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

33 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d) Currency risk (continued)

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group's (loss)/profit after tax (and accumulated loss) that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

	As at June 30, 2021		As at June 30, 2022	
	Increase/ (decrease) in foreign exchange rates	Effect on loss for the year and accumulated losses RMB'000	Increase/ (decrease) in foreign exchange rates	Effect on profit for the year and accumulated losses RMB'000
United States Dollars	1%	3,242	1%	4,744
	(1)%	(3,242)	(1)%	(4,744)
Euros	1%	128	1%	28
	(1)%	(128)	(1)%	(28)
Hong Kong Dollars	1%	(177)	1%	(65)
	(1)%	177	(1)%	65
Renminbi	1%	6,015	1%	16
	(1)%	(6,015)	(1)%	(16)
Others	1%	27	1%	–*
	(1)%	(27)	(1)%	–*

Note:

* The amount was less than RMB1,000.

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit after tax and equity measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting periods for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of each reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency.

144 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

33 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e) Fair value measurement

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group's financial instruments measured at the end of the year presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, *Fair value measurement.*

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

- Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

- Level 3 valuations: Fair value measured using significant unobservable inputs.

The following table presents the Group's financial assets that are measured at fair value at the end of each reporting date:

	Fair value at June 30, 2021	Fair value measurements as at June 30, 2021 categorized into		
		Level 1	Level 2	Level 3
	RMB'000	RMB'000	RMB'000	RMB'000
Recurring fair value measurement				
Assets:				
– Other investments	102,968	–	102,968	–

	Fair value at June 30, 2022	**Fair value measurements as at June 30, 2022 categorized into**		
		Level 1	**Level 2**	**Level 3**
	RMB'000	**RMB'000**	**RMB'000**	**RMB'000**
Recurring fair value measurement				
Assets:				
– Other investments	**210,523**	**1,874**	**208,649**	**–**

(Expressed in thousands of Renminbi, unless otherwise indicated) 145 ANNUAL REPORT 2022 • MINISO Notes to the Consolidated Financial Statements 33 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)(e) Fair value measurement (continued)(i) Financial assets and liabilities measured at fair value (continued)Fair value hierarchy (continued)During the reporting periods presented, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur.Other investments in level 1 as at June 30, 2022 represented an investment in monetary fund. The fair value of this investment was determined based on the market price at the balance sheet date.Other investments in level 2 as at June 30, 2021 and 2022 represented investments in trust investment schemes. The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust company, that established and managed the investments (see Note 19), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss.(ii) Fair values of financial assets and liabilities carried at other than fair valueThe carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2021 and 2022 because of the short-term maturities of these financial instruments.34 COMMITMENTS(a) Capital commitments outstanding as at June 30, 2021 and 2022 not provided for in the financial statements were as follows: As at June 30,20212022RMB’000RMB000Contracted purchase of software5,1821,000Contracted purchase of property101,779Contracted purchase of construction projects–830,573Contracted purchase of property improvements21,679 Contracted for128,640831,573Authorized but not contracted for–11,279 Total128,640842,852

(Expressed in thousands of Renminbi, unless otherwise indicated) 146 MINISO • ANNUAL REPORT 2022 Notes to the Consolidated Financial Statements 35 CONTINGENCIES(a) The commitment of tax paymentsOn October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. (“Mingyou”), being a subsidiary of the Group’s equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarters building by Mingyou, on November 26, 2020, MINISO Guangzhou entered into a letter of intent (“the Letter”) with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall. On January 25, 2021, MINISO Guangzhou provided a performance guarantee of RMB160,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022.The above entities have met the commitment for the calendar year of 2021 and therefore MINISO Guangzhou is not required to make any compensation to the local government under the above performance guarantee. As of March 31, 2022, the above performance guarantee has expired. Subsequently in April 2022, MINISO Guangzhou provided a performance guarantee of RMB175,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023.The directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2021 or 2022, the above entities have met or are expected to meet the commitment for the calendar year of 2021 or 2022 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2021 or 2022.(b) Lawsuit relating to intellectual property (“IP”) disputeFor the fiscal year ended June 30, 2022, Ruimin Industry (Shanghai) Co., Ltd. initiated two legal proceedings against parties including one of the PRC subsidiaries of the Group and two of the Group’s suppliers relating to an IP dispute. The total amount claimed against the PRC subsidiary was RMB50 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiary losing in these two cases is considered low, and even if the claimant were to prevail, the total compensation amount ordered by the courts is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of these two claims as of June 30, 2022.(c) Lawsuit relating to illicit competitionDuring the year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group’s suppliers and a store operated by one of the Group’s franchisees relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiaries losing the case is considered low, and even if the claimant were to prevail, the total compensation amount ordered by the courts is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of the claim as of June 30, 2022.

ANNUAL REPORT 2022 • MINISO 147

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

36 MATERIAL RELATED PARTY TRANSACTIONS

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Mr. Ye Guofu	Controlling shareholder
Mr. Li Minxin	Shareholder and a member of the key management personnel of the Group
MINI Investment Holding Limited	Under common control of the controlling shareholder
Shanghai Kerong Networks Limited	Significantly influenced of the controlling shareholder
Shenzhen Zhizhi Brand Incubation Limited (ii)	Significantly influenced of the controlling shareholder
YGF MC LIMITED	Under common control of the controlling shareholder
Wow Colour Beauty Guangdong Technology Limited	Under common control of the controlling shareholder
Nome Design (Guangzhou) Limited	Under common control of the controlling shareholder
Haydon (Shanghai) Technology Co., Ltd.	Under common control of the controlling shareholder
MINISO Technology (Guangzhou) Co., Ltd.	Under common control of the controlling shareholder
199 Global Holding (Guangzhou) Limited	Under common control of the controlling shareholder
Mingyou (i)	Under common control of the controlling shareholder
Guangzhou Chuyunju Catering Service Co., Ltd.	Under common control of the controlling shareholder
Guangzhou Chuyunju Catering Management Co., Ltd.	Under common control of the controlling shareholder
ACC Super Accessories Shenzhen Technology Limited	Significantly influenced by the controlling shareholder
Henhaohe Tea Guangdong limited	Under common control of the controlling shareholder
OasVision International Limited	Under common control of the controlling shareholder
Miniso (Zhaoqing) Industrial Investment Co., Ltd.	Under common control of the controlling shareholder
Miniso Corporation	Under common control of the controlling shareholder

Note:

(i) Mingyou is a subsidiary of YGF Investment, which was an equity accounted investee of the group prior to October 27, 2021. On October 27, 2021, the Group acquired the remaining 80% interest in YGF investment, YGF investment and Mingyou became wholly-owned subsidiaries of the Group since then (see Note 18).

(ii) The controlling shareholder sold its equity interests in Shenzhen Zhizhi Brand Incubation Limited to a third party on September 25, 2021. Shenzhen Zhizhi Brand Incubation Limited was no longer a related party of the Group since then.

148 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

36 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b) Transactions with related parties

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

	For the year ended June 30,	
	2021 RMB'000	2022 RMB'000
Short-term employee benefits	8,795	13,018
Equity-settled share-based payment expenses (Note 31)	39,727	–
	48,522	13,018

(ii) Other transactions with related parties

	For the year ended June 30,	
	2021 RMB'000	2022 RMB'000
Proceeds from repayment from related parties		
– MINI Investment Holding Limited (i)	9,508	–
– Nome Design (Guangzhou) Limited (ii)	5,205	–
Repayment to the controlling shareholder		
– Mr. Ye Guofu (iii)	11,946	–
Sales of lifestyle products		
– Miniso Lifestyle Nigeria Limited	5,312	–
– OasVision International Limited	9,914	16,979
– MINISO Technology (Guangzhou) Co., Ltd.	1,271	–
– Haydon (Shanghai) Technology Co., Ltd.	–	11
Provision of information technology support and consulting services		
– Haydon (Shanghai) Technology Co., Ltd. (iv)	3,050	5,688
– Wow Colour Beauty Guangdong Technology Limited (iv)	9,912	7,080
– ACC Super Accessories Shenzhen Technology Limited (iv)	–	2,651
– Henhaohe Tea Guangdong Limited (iv)	–	8,410
Purchase of lifestyle products		
– Shanghai Kerong Networks Limited	38,148	15,465
– Shenzhen Zhizhi Brand Incubation Limited	22,220	4,407
– Wow Colour Beauty Guangdong Technology Limited	19	1,029
– Nome Design (Guangzhou) Limited	581	112
– Haydon (Shanghai) Technology Co., Ltd.	894	53
– 199 Global Holding (Guangzhou) Limited	135	190
– ACC Super Accessories Shenzhen Technology Limited	–	48
Provision of guarantee for a subsidiary of the then equity-accounted investee		
– Mingyou (v)	160,000	160,000
Purchase of catering services		
– Guangzhou Chuyunju Catering Service Co., Ltd.	8,334	8,816
– Guangzhou Chuyunju Catering Management Co., Ltd.	–	3,104
Payment of lease liabilities		
– Miniso (Zhaoqing) Industrial Investment Co., Ltd.(vi)	–	4,147

(Expressed in thousands of Renminbi, unless otherwise indicated) 149 ANNUAL REPORT 2022 • MINISO Notes to the Consolidated Financial Statements 36 MATERIAL RELATED PARTY TRANSACTIONS (continued)(b) Transactions with related parties (continued)(ii) Other transactions with related parties (continued)Notes:(i) The Group provided interest-free cash advance to MINI Investment Holding Limited amounting to RMB9,508,000 during the year ended June 30, 2019. The amount was fully repaid in July 2020.(ii) The Group provided interest-free cash advances to Nome Design (Guangzhou) Limited amounting to RMB5,205,000 during the period from March to June 2020. The amount was subsequently fully repaid in July 2020.(iii) The Group settled other payables to Mr. Ye Guofu amounting to RMB11,946,000 during the year ended June 30, 2021.(iv) The Group entered into information technology support and consulting services agreements with Haydon (Shanghai) Technology Co., Ltd., Wow Colour Beauty Guangdong Technology Limited, ACC Super Accessories Shenzhen Technology Limited and Henhaohe Tea Guangdong limited during the years ended June 30, 2021 and 2022, under which the Group provided business management systems deployment and support services.(v) On January 25, 2021, MINISO Guangzhou provided a performance guarantee to a local government for the commitment of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou (see Note 35).(vi) In June 2022, the Group entered into a three-year lease agreement with fixed lease payments in respect of certain properties from Miniso (Zhaoqing) Industrial Investment Co., Ltd. for storage of inventories. At the commencement date of the lease, the Group recognized a right-of-use asset and a lease liability of RMB35,438,000.

150 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

36 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(c) Balances with related parties

	As at June 30,	
	2021 RMB'000	2022 RMB'000
Included in trade and other receivables from related parties:		
Trade related:		
– Haydon (Shanghai) Technology Co., Ltd.	–	**2,150**
– Wow Colour Beauty Guangdong Technology Limited	–	**2,189**
– ACC Super Accessories Shenzhen Technology Limited	996	**527**
– Henhaohe Tea Guangdong Limited	795	**239**
	1,791	**5,105**
Included in trade and other payables to related parties:		
Trade related:		
– Shanghai Kerong Networks Limited	1,438	**1,241**
– Shenzhen Zhizhi Brand Incubation Limited	1,135	**–**
– Wow Colour Beauty Guangdong Technology Limited	–	**70**
– Haydon (Shanghai) Technology Co., Ltd.	1,010	**53**
– Nome Design (Guangzhou) Limited	–	**126**
– ACC Super Accessories Shenzhen Technology Limited	–	**145**
-199 Global Holding (Guangzhou) Limited	94	**–**
– Guangzhou Chuyunju Catering Service Co., Ltd.	3,813	**8,971**
– Guangzhou Chuyunju Catering Management Co., Ltd.	–	**3,104**
	7,490	**13,710**
Included in prepayment to related parties:		
– Miniso Corporation	–	**69**
	–	**69**
Included in lease liabilities due to related parties:		
– Miniso (Zhaoqing) Industrial Investment Co., Ltd.	–	**31,426**
	–	**31,426**

ANNUAL REPORT 2022 • MINISO 151

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

37 COMPANY LEVEL FINANCIAL INFORMATION

The following presents condensed parent company financial information of the Group.

(i) Condensed statement of profit or loss

	For the year ended June 30, 2021 RMB'000	For the year ended June 30, 2022 RMB'000
Other income	4,274	6,038
General and administrative expenses	(9,734)	(19,038)
Other net income	52,056	6,607
Operating profit	46,596	(6,393)
Finance income	1,030	2,930
Finance costs	(2)	–
Net finance income	1,028	2,930
Fair value changes of redeemable shares with other preferential rights	(1,625,287)	–
Share of profit of equity-accounted investee, net of tax	(4,011)	(8,162)
Loss before taxation	(1,581,674)	(11,625)
Income tax expense	–	–
Loss for the year	(1,581,674)	(11,625)

(ii) Condensed statement of profit or loss and other comprehensive income

	For the year ended June 30, 2021 RMB'000	For the year ended June 30, 2022 RMB'000
Loss for the year	(1,581,674)	(11,625)
Items that may be reclassified subsequently to profit or loss:		
Exchange differences on translation of financial statements of the Company	(191,443)	174,149
Other comprehensive (loss)/income for the year	(191,443)	174,149
Total comprehensive (loss)/income for the year	(1,773,117)	162,524

152 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

37 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(iii) Condensed statement of financial position

	Note	As at June 30, 2021 RMB'000	2022 RMB'000
ASSETS			
Non-current assets			
Interest in an equity-accounted investee		352,062	–
Investments in subsidiaries			
– Cost-accounted investments in subsidiaries		–*	**2,112,276**
– Amounts due from subsidiaries		3,887,724	**1,968,572**
		4,239,786	**4,080,848**
Current assets			
Other investments		–	**1,874**
Other receivables		3,031	**65,907**
Cash and cash equivalents		925,638	**646,921**
Term deposits		–	**201,342**
		928,669	**916,044**
Total assets		5,168,455	**4,996,892**
EQUITY			
Share capital	30(a)	92	**92**
Additional paid-in capital	30(a)	8,289,160	**7,982,824**
Other reserves		(1,721,689)	**(1,627,210)**
Accumulated losses		(1,428,887)	**(1,440,512)**
Total equity		5,138,676	**4,915,194**
LIABILITIES			
Non-current liabilities			
Deferred income		20,005	**14,488**
		20,005	**14,488**
Current liabilities			
Other payables		3,714	**60,915**
Deferred income		6,060	**6,295**
		9,774	**67,210**
Total liabilities		29,779	**81,698**
Total equity and liabilities		5,168,455	**4,996,892**

Note:

* The amount was less than RMB1,000.

ANNUAL REPORT 2022 • MINISO 153

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

37 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(iv) Condensed statement of changes in equity

	Note	Share capital RMB'000 Note 30(a)	Additional paid-in capital RMB'000 Note 30(a)	Treasury shares RMB'000 Note 30(b)(v)	Share-based payment reserve RMB'000 Note 30(b)(iii)	Translation reserve RMB'000 Note 30(b)(ii)	Other reserve RMB'000	Retained earnings/ (accumulated losses) RMB'000	Total RMB'000
Balance at July 1, 2020		69	162,373	(19,393)	-	13,606	(1,541,546)	152,787	(1,232,104)
Changes in equity for the year ended June 30, 2021									
Loss for the year		-	-	-	-	-	-	(1,581,674)	(1,581,674)
Other comprehensive loss for the year		-	-	-	-	(191,443)	-	-	(191,443)
Total comprehensive loss for the year		-	-	-	-	(191,443)	-	(1,581,674)	(1,773,117)
Capital injection from shareholders		1	1,193	-	-	-	-	-	1,194
Shares issued under share award schemes	30(b)(v)	-	973	(973)	-	-	-	-	-
Issuance of ordinary shares relating to initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	30(a)(iii)	9	4,178,851	-	-	-	-	-	4,178,860
Release of ordinary shares from share award scheme	30(a)(v)	5	(18,065)	18,060	-	-	-	-	-
Conversion of Series A preferred shares into Class A ordinary shares	30(a)(iv)	8	3,963,835	-	-	-	-	-	3,963,843
Balance at June 30, 2021		92	8,289,160	(2,306)	-	(177,837)	(1,541,546)	(1,428,887)	5,138,676

154 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

37 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(iv) Condensed statement of changes in equity (continued)

	Note	Share capital RMB'000 Note 30(a)	Additional paid-in capital RMB'000 Note 30(a)	Treasury shares RMB'000 Note 30(b)(v)	Share-based payment reserve RMB'000 Note 30(b)(iii)	Translation reserve RMB'000 Note 30(b)(i)	Other reserve RMB'000	Accumulated losses RMB'000	Total RMB'000
Balance at July 1, 2021		92	8,289,160	(2,306)	-	(177,837)	(1,541,546)	(1,428,887)	5,138,676
Changes in equity for the year ended June 30, 2022									
Loss for the year		-	-	-	-	-	-	(11,625)	(11,625)
Other comprehensive income for the year		-	-	-	-	174,150	-	-	174,150
Total comprehensive income for the year		-	-	-	-	174,150	-	(11,625)	162,525
Dividend declared	30(d)	-	(306,255)	-	-	-	-	-	(306,255)
Exercise of options	30(a)(v)	-	589	-	-	-	-	-	589
Release of ordinary shares from share award scheme	30(a)(v)	-	(670)	670	-	-	-	-	-
Repurchase of shares	30(b)(v)	-	-	(82,160)	-	-	-	-	(82,160)
Equity settled share-based transactions	30(b)(iii)	-	-	-	1,819	-	-	-	1,819
Balance at June 30, 2022		92	7,982,824	(83,796)	1,819	(3,687)	(1,541,546)	(1,440,512)	4,915,194

ANNUAL REPORT 2022 • MINISO 155

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

37 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(v) Condensed statement of cash flow

	For the year ended June 30, 2021 RMB'000	For the year ended June 30, 2022 RMB'000
Net cash from/(used in) operating activities	28,366	**(16,177)**
Net cash (used in)/from investing activities	(3,432,692)	**120,173**
Net cash from/(used in) financing activities	4,181,655	**(395,322)**
Net increase/(decrease) in cash and cash equivalents	777,329	**(291,326)**
Cash and cash equivalents at beginning of the year	153,889	**925,638**
Effect of movements in exchange rates on cash held	(5,580)	**12,609**
Cash and cash equivalents at end of the year	925,638	**646,921**

38 AMENDMENTS AND NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards are effective for the annual periods beginning after January 1, 2022 and early application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group's consolidated financial statements.

	Effective for accounting periods beginning on or after
– Onerous contracts – Cost of fulfilling a contract (Amendments to IAS 37)	*January 1, 2022*
– Annual improvements to IFRS standards 2018-2020	*January 1, 2022*
– Property, plant and equipment: Proceeds before intended use (Amendments to IAS16)	*January 1, 2022*
– Reference to the conceptual framework (Amendments to IFRS 3)	*January 1, 2022*
– Classification of liabilities as current or non-current (Amendments to IAS 1)	*January 1, 2023*
– IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts	*January 1, 2023*
– Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	*January 1, 2023*
– Definition of Accounting Estimates (Amendments to IAS 8)	*January 1, 2023*
– Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	*January 1, 2023*
– Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28)	*Will be determined at a future date*

(Expressed in thousands of Renminbi, unless otherwise indicated) 156 MINISO • ANNUAL REPORT 2022 Notes to the Consolidated Financial Statements 39 SUBSEQUENT EVENTS(a) Redesignation of ordinary sharesPursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effective from the Company’s listing on The Stock Exchange of Hong Kong Limited, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of US$0.00001 each.(b) Dual primary listingOn July 13, 2022, the Company completed its dual primary listing on The Stock Exchange of Hong Kong Limited. Upon completion of the dual primary listing and exercise of the over-allotment option, the Company issued 41,100,000 and 486,200 ordinary shares respectively, with a par value of US$0.00001 each and offer price of HK$13.80 each.(c) Repurchase of sharesUnder the share repurchase program approved by the board of directors on December 21, 2021, the Company had repurchased 76,360 ordinary shares at an average price of USD1.69 per share for a total consideration of USD129,000 during the period from July 1, 2022 to the date of this report.Under the share repurchase program adopted in December 2021, the Company had repurchased a total of 6,187,636 ordinary shares (the “repurchased shares”). After the expiry of the program in September 2022, the board of directors rectified and approved to transfer all of the repurchased shares to the special purpose vehicles for future grants of share awards and options under the 2020 Share Incentive Plan. On September 29, 2022, the board of directors authorized a new share repurchase program under which the Company may repurchase up to USD100 million of its shares within a period of 12 months starting from September 29, 2022 (the “2022 share repurchase program”). Pursuant to the 2022 share repurchase program, the Company had repurchased a total of 821,620 ordinary shares, representing 655,620 shares in the form of ADSs repurchased on the New York Stock Exchange at an average price of USD1.27 per share for a total consideration of USD833,000, and 166,000 shares repurchased on the Hong Kong Stock Exchange at an average price of HKD10.22 per share for a total consideration of HKD1,696,000 during the period from October 1, 2022, to the date of this report. (d) Securities class actionA shareholder class action lawsuit relating to the disclosures in the Company’s IPO registration and prospectus was filed against the Company and certain of the Company’s officers and directors on August 17, 2022 in the United States. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. This action is currently at its preliminary stage and the directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any.

ANNUAL REPORT 2022 • MINISO 157

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

40 DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

		For the year ended June 30, 2021					
	Note	Directors' fees RMB'000	Salaries, allowances and other benefits RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Equity-settled share-based payments RMB'000	Total RMB'000
Directors							
Mr. Ye Guofu		–	1,228	386	34	–	1,648
Mr. Li Minxin		–	1,322	312	34	–	1,668
Mr. Zhang Saiyin		–	1,527	474	18	15,786	17,805
Ms. Yang Yunyun	(i)	–	52	–	8	–	60
Ms. Dou Na	(i)	–	478	395	–	20,585	21,458
Mr. Cao Wei	(ii)	–	–	–	–	–	–
Mr. Hao Rui	(ii)	–	–	–	–	–	–
Independent directors							
Ms. Xu Lili	(iii)	–	–	–	–	601	601
Mr. Zhu Yonghua	(iii)	–	–	–	–	601	601
		–	4,607	1,567	94	37,573	43,841

		For the year ended June 30, 2022					
	Note	Directors' fees RMB'000	Salaries, allowances and other benefits RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Equity-settled share-based payments RMB'000	Total RMB'000
Directors							
Mr. Ye Guofu		-	2,645	772	35	-	3,452
Mr. Li Minxin		-	2,270	623	35	-	2,928
Mr. Zhang Saiyin		-	1,527	448	37	-	2,012
Independent directors							
Ms. Xu Lili	(iii)	728	-	-	-	102	830
Mr. Zhu Yonghua	(iii)	-	-	-	-	515	515
Mr. Wang Yongping	(iv)	706	-	-	-	-	706
		1,434	6,442	1,843	107	617	10,443

158 MINISO • ANNUAL REPORT 2022

Notes to the Consolidated Financial Statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

40 DIRECTORS' EMOLUMENTS (continued)

Notes:

(i) Ms. Yang Yunyun and Ms. Dou Na resigned as directors on September 22, 2020. Their remuneration disclosed above include those up to the date of their resignation as directors of the Company.

(ii) Mr. Hao Rui and Mr. Cao Wei resigned as directors of the Company on October 5, 2020.

(iii) Ms. Xu Lili and Mr. Zhu Yonghua were appointed as independent directors of the Company on October 20, 2020.

(iv) Mr. Wang Yongping was appointed as independent directors of the Company on November 17, 2021.

41 INDIVIDUALS WITH HIGHEST EMOLUMENTS

During the years ended June 30, 2021 and 2022, of the five individuals with the highest emoluments, 2 and 3 are directors whose emoluments are disclosed in Note 40 respectively.

The aggregate of the emoluments in respect of the other 3 and 2 individuals are as follows:

	For the year ended June 30,	
	2021	**2022**
	RMB'000	**RMB'000**
Salaries, allowances and other benefits	3,339	**2,908**
Discretionary bonuses	1,019	**1,610**
Retirement scheme contributions	90	**47**
Equity-settled share-based payment	44,928	**140**
	49,376	**4,705**

The emoluments of the above individuals with the highest emoluments are within the following bands:

	For the year ended June 30,	
	2021	**2022**
	RMB'000	**RMB'000**
Nil to HK$5,000,000	–	**2**
HK$15,000,001 to HK$20,000,000	2	**–**
HK$20,000,001 to HK$25,000,000	1	**–**
	3	**2**

ANNUAL REPORT 2022 • MINISO 159

Four Year Financial Summary

CONSOLIDATED RESULTS

	For the fiscal year ended June 30, 2019	2020	2021	2022
	(RMB, in thousands)			
Revenue	9,394,911	8,978,986	9,071,659	**10,085,649**
Cost of sales	(6,883,931)	(6,246,488)	(6,640,973)	**(7,015,888)**
Profit/(loss) before taxation	289,004	80,818	(1,216,192)	**906,813**
Total comprehensive (loss)/income for the year attributable to equity shareholders of the Company	(296,062)	(256,583)	(1,429,621)	**677,667**

CONSOLIDATED ASSETS AND LIABILITIES

	As of June 30, 2019	2020	2021	2022
	(RMB, in thousands)			
Current assets	4,511,719	4,986,599	9,199,087	**8,072,562**
Non-current assets	714,396	849,652	1,505,943	**3,209,226**
Total assets	5,226,115	5,836,251	10,705,030	**11,281,788**
Current liabilities	3,245,979	3,309,643	3,482,855	**3,788,671**
Non-current liabilities	2,094,110	2,849,654	570,021	**465,717**
Total liabilities	5,340,089	6,159,297	4,052,876	**4,254,388**
Total (deficit)/equity	(113,974)	(323,046)	6,652,154	**7,027,400**

160 MINISO • ANNUAL REPORT 2022

Definitions

"2020 Share Incentive Plan"	the share incentive plan our Company adopted in September 2020, as amended from time to time
"ADS(s)"	American Depositary Shares, each of which represents four Shares
"Articles of Association"	the articles of association of the Company, as amended from time to time
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	British Virgin Islands
"China" or "the PRC"	the People's Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "we", "us", or "our"	MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020
"Compensation Committee"	the compensation committee of the Board
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Ye, Ms. Yang and the intermediary companies through which Mr. Ye and Ms. Yang have an interest in the Company, namely, Mini Investment Limited, YGF MC Limited, YGF Development Limited, YYY MC Limited and YYY Development Limited
"core SKU"	SKU that generates over RMB100,000 in sales for over a consecutive 12-month period
"Corporate Governance Code"	the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, as amended from time to time
"Director(s)"	the director(s) of our Company

ANNUAL REPORT 2022 • MINISO 161

Definitions

"first-tier cities"	Beijing, Shanghai, Guangzhou and Shenzhen
"Global Offering"	the Hong Kong Public Offering and the International Offering
"GMV"	the total value of all merchandises sold by us and our retail partners and distributors to end-customers, before deducting sales rebates and including the value-added taxes and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned
"Group", "our Group", "the Group", "we", "us", or "our"	the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"HFCAA"	Holding Foreign Companies Accountable Act
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Public Offering"	the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027%, FRC transaction levy of 0.00015% and Hong Kong Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering – The Hong Kong Public Offering" in the Prospectus
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Ichiban Kuji"	one of the categories of products sold under the TOP TOY brand that mostly feature manga characters and that are typically sold by lottery
"IFRS(s)"	the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"Independent Third Party(ies)"	any entity or person who is not a connected person of our Company or an associate of such person within the meaning ascribed to it under the Listing Rules

162 MINISO • ANNUAL REPORT 2022

Definitions

"International Offering"	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3ASR that was filed with the SEC and became effective on March 31, 2022, and subject to the terms and conditions of the International Underwriting Agreement
"IP"	intellectual property
"Latest Practicable Date"	August 31, 2022
"Listing"	the listing of the Shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	July 13, 2022, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Mini Investment Limited"	Mini Investment Limited, a limited liability company incorporated under the laws of BVI on November 26, 2019
"MINISO Retail Partner"	franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our "MINISO" or "TOP TOY" branded retail store franchise
"MINISO store"	any of the stores operated under the "MINISO" brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules

ANNUAL REPORT 2022 • MINISO 163

Definitions

"Mr. Ye"	Mr. Ye Guofu, an executive Director, chairman of our Board, the chief executive officer of our Company, the founder of our Group and a Controlling Shareholder of our Company
"Ms. Yang"	Ms. Yang Yunyun, spouse of Mr. Ye and a Controlling Shareholder of our Company
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board
"NYSE"	the New York Stock Exchange
"O2O"	online to offline, a business strategy that draws potential customers from online channels to make purchases in physical stores
"PCAOB"	The Public Company Accounting Oversight Board
"Prospectus"	the prospectus of the Company dated June 30, 2022
"Relevant Period"	for the period from the Listing Date to the date of this annual report
"Reporting Period"	the fiscal year ended June 30, 2022
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"SEC"	the Securities and Exchange Commission of the United States
"second-tier cities"	mainly include capital cities of provinces and autonomous regions, centrally-administered municipalities, and other cities of China that the Company considers to have a similar level of development potential
"SFO" or "Securities and Futures Ordinance"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the ordinary shares of US$0.00001 each in the share capital of the Company
"Shareholder(s)"	holder(s) of our Share(s)
"SKU"	stock keeping unit, a unique identifier for each distinct product and service that can be purchased

164 MINISO • ANNUAL REPORT 2022 Definitions subsidiary or subsidiarieshas the meaning ascribed to it in section 15 of the Companies Ordinancethird- or lower-tier citiescities other than first- and second-tier cities in ChinaTOP TOY storeany store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the MINISO Retail Partner modelUnited States or USUnited States of America, its territories, its possessions and all areas subject to its jurisdictionUS$ or U.S. dollarsUnited States dollars, the lawful currency of the United States%per cent